EXHIBIT 2.1

PURCHASE AGREEMENT

dated as of

January 17, 2025

by and among

RES-CARE, INC.,
(AS “RES-CARE”),

THE OTHER ENTITIES IDENTIFIED HEREIN AS SELLERS,

NATIONAL MENTOR HOLDINGS, INC.
(AS “BUYER”),

and

BRIGHTSPRING HEALTH SERVICES, INC.

(solely for purposes of Section 5.24)

(AS “SELLER GUARANTOR”)

TABLE OF CONTENTS

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EXHIBITS

Exhibit A	Purchased Entities
Exhibit B-1	Purchased Assets
Exhibit B-2	Excluded Assets
Exhibit C-1	Assumed Liabilities
Exhibit C-2	Excluded Liabilities
Exhibit D	Accounting Principles
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Bill of Sale
Exhibit G	Form of Allocation Schedule
Exhibit H	Sellers
Exhibit I	Form of Purchase Price Adjustment Escrow Agreement
Exhibit J	Entities for Which a Section 338(h)(10) Election Will Be Made
Exhibit K	Form of Lease Assignment
Exhibit L	Form of Deed
Exhibit M	Form of Management Agreement
Exhibit N	Form of Verification of Closing
Exhibit O Exhibit P	Indemnity Matters Billing and Collection Agreement
Exhibit Q	Form of IP Assignment Agreement
Exhibit R	Form of Amended & Restated Master Pharmacy Services Agreement

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PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated as of January 17, 2025 (this “Agreement”), is entered into by and among National Mentor Holdings, Inc., a Delaware corporation (“Buyer”), Res-Care, Inc., a Kentucky corporation (“Res-Care”), the other entities identified herein as “Sellers” set forth on Exhibit H, and BrightSpring Health Services, Inc., a Delaware corporation (“Seller Guarantor”) (solely for purposes of Section 5.24). Each of Buyer, Res-Care, the other Sellers and Seller Guarantor are sometimes referred to herein each as a “Party” and collectively, the “Parties.”

WITNESSETH:

WHEREAS, Res-Care and the other Sellers presently operate the Business and have determined to enter into this Agreement to divest certain assets and entities related to the Business;

WHEREAS, Buyer desires to purchase and assume, and Res-Care and the other Sellers desire to sell, transfer and assign, the Purchased Assets, the Purchased Equity and the Assumed Liabilities, upon the terms and subject to the conditions specified in this Agreement; and

WHEREAS, Seller Guarantor will derive material benefits from the consummation of the Transactions and wishes to enter into certain sections of this Agreement as an inducement to Buyer to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Buyer and each Seller Party hereby agrees as follows:

Article I
DEFINITIONS

Section 1.1. Certain Defined Terms. Those terms capitalized but not otherwise defined herein shall have the meaning ascribed to such term set forth on Section 1.1 of the Disclosure Schedule or on the pages of this Agreement indicated below:

The following terms are not defined above but are defined on the pages of this Agreement indicated below:

Term Page

Agreement 1

Allocation Schedule

Asset Allocation Statement

Buyer 1

Buyer Available Cash

Buyer Indemnified Parties

Buyer Representatives 41

Buyer Termination Fees

CHOW Filing 58

Closing 3

Closing Date 3

Company Employee 18

Current Representation 84

Debt Commitment Letter 35

Debt Financing 35

Definitive Agreements

Designated Person 84

Enforceability Exceptions 25

Estimated Purchase Price 4

Exchange Act 12

Excluded Benefits 48

Exhibit J Entities 10

Final Closing Statement 6

Final Date 69

Financial Statements 13

Healthcare Permits 31

Independent Auditor 8

Insurance Policies 26

IT Employees

Joinder Amendment

Known GL/PL Claims

Labor Agreement 19

Latest Balance Sheet 13

Leased Real Property 15

Licensed Personnel 32

Material Contracts 23

Network Transition Date

Objection Notice 7

Occurrence-Based Claims

Owned Real Property

Partial COBRA Beneficiaries

Party/Parties 1

Payoff Indebtedness 4

Payoff Letters 5

Pre-Closing Company Tax Return 42

Pre-Closing Consolidated Tax Returns 42

Pre-Closing Statement 4

Privacy and Security Policies and Procedures 30

Privileged Communications 84

Purchase Funds

Registered Intellectual Property 26

Related Party Contracts 33

Remedial Action

Reorganization

Res-Care 1

Residual Administrative and Home Closure Fee

Retention Agreements

Retention Bonuses

Reverse Termination Fee

Review Period 7

Seller 401(k) Plan

Seller Award 17

Seller Guaranteed Agreements

Seller Network

Specific Indemnity Matters

Straddle Period Tax Returns 43

Tax Proceeding 44

Terminated Employee

Transaction COBRA Beneficiaries

Transfer Taxes 45

Transferred Employees 48

TSA Termination Date

Article II
PURCHASE AND SALE

Section 2.1. Purchase and Sale of Assets and Equity; Assumption of Liabilities; Closing.

(a) Purchased Equity. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall purchase and acquire from each Equity Seller, and each Equity Seller shall sell, convey, transfer, assign and deliver to Buyer, all right, title and interest to the Purchased Equity, free and clear of all Liens (other than the Permitted Liens and restrictions under applicable securities Laws), for the consideration specified below.

(b) Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall purchase and acquire from each Asset Seller, and each Asset Seller shall (and shall cause the other Asset Sellers to) sell, convey, transfer, assign and deliver to Buyer, all of the Asset Sellers’ respective right, title and interest to the Purchased Assets held by such Asset Seller, free and clear of all Liens (other than Permitted Liens), for the consideration specified below.

(c) Excluded Assets. All Excluded Assets are not being acquired by Buyer and shall be retained by Sellers and their Affiliates that are not Company Entities. For the avoidance of doubt, the Company Entities shall retain ownership of all of the assets and properties owned by them as of the Closing.

(d) Assumed Liabilities; Excluded Liabilities.

(i) Subject to the terms and conditions of this Agreement, at the Closing and simultaneously with the transfer of the Purchased Assets, Buyer shall accept, assume and agree to pay, perform, fulfill and discharge when due any and all Assumed Liabilities. Following the Closing, Buyer shall be responsible for all Assumed Liabilities, regardless of when or where such Assumed Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Closing Date, regardless of where or against whom such Assumed Liabilities are asserted or determined or whether asserted or determined prior to the Agreement Date.

(ii) Other than the Assumed Liabilities, Buyer shall not accept, assume, pay, perform, fulfill or discharge or otherwise have any Liability for, any Excluded Liabilities, and Res-Care, the other Sellers and their respective Affiliates shall retain, and shall be solely responsible and liable for paying, performing, fulfilling and discharging when due, all Excluded Liabilities.

(e) Closing. Subject to any earlier termination hereof, closing of the Transactions (the “Closing”) will take place remotely via electronic exchange of documents on (i) the later of (x) the third (3rd) Business Day after the satisfaction or waiver of all conditions hereunder to the obligations of the Parties to consummate such Transactions (other than conditions hereunder that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions at Closing), and (y) one (1) Business Day after the date that is ninety (90) days after the date hereof, or (ii) such other date or time as Buyer and Res-Care mutually agree in writing. Such date is herein referred to as the “Closing Date.” All events which shall occur at the Closing shall be deemed to occur simultaneously.

Section 2.2. Consideration. On the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid by Buyer for the Purchased Equity and Purchased Assets shall equal the Purchase Price. At the Closing, and subject to the terms and conditions of this Agreement, Buyer shall deliver the Estimated Purchase Price to Res-Care by wire transfer of immediately available funds to an account designated by Res-Care to Buyer not less than three (3) Business Days prior to the Closing Date.

Section 2.3. Pre-Closing Adjustment. Res-Care will prepare and deliver to Buyer at least three (3) Business Days prior to the Closing Date (a) a statement (the “Pre-Closing Statement”), together with reasonable supporting documents, that sets forth its good faith estimate of the Purchase Price (the “Estimated Purchase Price”), including its good faith estimates of (i) the amount (if any) by which Net Working Capital exceeds Target Working Capital or the amount (if any) by which the Target Working Capital exceeds Net Working Capital, (ii) Closing Indebtedness, (iii) Transaction Expenses, and (iv) Closing Cash; and (b) an allocation of the Estimated Purchase Price among the Company Entities and Asset Sellers, in the form attached hereto as Exhibit G; provided that after the delivery of the Pre-Closing Statement and prior to the Closing, Res-Care shall, and shall cause the its Subsidiaries to: (1) provide Buyer and its Representatives with reasonable access to the relevant books, records, supporting data, and employees of Res-Care and its Subsidiaries, related to the information in the Pre-Closing Statement for the purposes of assisting Buyer and its Representatives in their review of the Pre-Closing Statement, and (2) consider in good faith any reasonable comments and revisions provided by Buyer and its Representatives and cooperate in good faith to answer any questions and resolve any issues raised by Buyer, to the extent reasonable. Res-Care shall prepare the Pre-Closing Statement in good faith in a manner consistent with the terms of (including the definitions in) this Agreement, including the Accounting Principles. To the extent Res-Care and Buyer agree to any revisions to the Pre-Closing Statement in connection with Buyer’s comments, such revisions shall be binding on the Parties for the purposes of this Section 2.3, and Res-Care shall deliver to Buyer prior to the Closing a revised Pre-Closing Statement including such revisions.

Section 2.4. Closing Deliveries.

(a) At the Closing, Buyer shall:

(i) pay Res-Care the aggregate amount of the Estimated Purchase Price minus the Purchase Price Adjustment Escrow Amount;

(ii) pay all Closing Indebtedness set forth on Section 2.4(a)(ii) of the Disclosure Schedule (“Payoff Indebtedness”) in accordance with the Payoff Letters delivered to Buyer pursuant to Section 2.4(b)(vi); provided that any Closing Indebtedness of a compensatory nature shall be paid to the applicable Company Entity for further payment through such Company Entity’s payroll to the intended recipient thereof;

(iii) pay all Transaction Expenses in accordance with written payment instructions delivered to Buyer at least three (3) Business Days prior to the Closing Date; provided that any Transaction Expenses of a compensatory nature shall be paid to the applicable Company Entity for further payment through such Company Entity’s payroll to the intended recipient thereof;

(iv) deposit the Purchase Price Adjustment Escrow Amount (with such deposit to be made from the proceeds of the Estimated Purchase Price) into escrow with the Escrow Agent to be deposited into the Purchase Price Adjustment Escrow Account, which shall be held and released in accordance with this Agreement and the Purchase Price Adjustment Escrow Agreement;

(v) deliver to Res-Care counterparts of the Transaction Documents to which it is a party (other than this Agreement), duly executed by Buyer;

(vi) deliver to Res-Care the certificate referenced in Section 7.2(c);

(vii) deliver to Res-Care a certificate, dated as of the Closing Date, of the Secretary, Assistant Secretary or corollary officer of Buyer certifying that attached thereto is a complete and correct copy of the resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and all other agreements executed in connection herewith by such entity and the consummation of the Transactions and the transactions contemplated thereunder; and

(viii) deliver to Res-Care a counterpart of the Pharmacy Services Agreement, duly executed by National Mentor Holdings, Inc.

All payments made by Buyer pursuant to this Section 2.4(a) shall be made by wire transfer of immediately available funds to the accounts specified in writing by Res-Care at least three (3) Business Days prior to the Closing Date.

(b) At the Closing, Res-Care shall or shall cause the other Sellers to:

(i) deliver to Buyer, to the extent the Purchased Equity is certificated, stock or other equity interest certificates representing all of such Purchased Equity, duly endorsed in blank or duly executed in proper form for transfer and to the extent such Purchased Equity is not in certificated form, stock powers or other proper instruments of assignment, duly endorsed for transfer, in each case, in compliance with applicable Law and the applicable Organizational Documents;

(ii) deliver to Buyer counterparts of the Transaction Documents to which they are a party (other than this Agreement), duly executed by Res-Care, the applicable other Seller or the applicable Affiliate of Res-Care or such other Seller;

(iii) deliver to Buyer the certificate referenced in Section 7.1(c);

(iv) deliver to Buyer a properly completed and duly executed W-9 of each Seller Party;

(v) deliver to Buyer evidence of termination of the agreements set forth on Schedule 2.4(b)(v);

(vi) no less than three (3) Business Days prior to the Closing Date, deliver (x) customary payoff letters in respect of, and substantially final forms of release documents necessary to release all Liens (other than Permitted Liens) on the Purchased Assets, assets of the Company Entities and Purchased Equity, in each case, securing all outstanding Payoff Indebtedness and in a form reasonably acceptable to Buyer (collectively, the “Payoff Letters”), which Payoff Letters shall (A) indicate that upon receipt by the applicable agent or lender of a specified amount in accordance with the instructions provided therein, all related Payoff Indebtedness shall be paid in full, all commitments related thereto shall be terminated and, if applicable, all guarantees, security interests or other Liens (other than Permitted Liens) on or against the assets of the Purchased Entities securing such Payoff Indebtedness shall be automatically terminated and released, (B) provide instructions for the payment of such amount to the applicable agent or lender, (C) authorize Buyer or its Representatives to file all UCC termination statements, releases necessary to evidence release of such Liens (other than Permitted Liens) if not timely filed by the applicable agent or lender in accordance with the payoff letter, and releases necessary for filing at the U.S. Patent and Trademark Office, U.S. Copyright Office, or any other similar offices, and (D) provide for delivery of an executed IRS Form W-9 for each applicable agent or lender, and no less than two (2) Business Days prior to the Closing Date, (1) deliver executed copies of Payoff Letters for the Payoff Indebtedness agreed upon by Res-Care, Buyer and the applicable lender, and (2) make arrangements for the holder of such Payoff Indebtedness to file the applicable Lien releases, and other releases, notices, or documents promptly after the Closing Date (except for the applicable mortgages which shall be released at Closing), all in accordance with the applicable Payoff Letter and (y) documentation in form and substance reasonably satisfactory to Buyer evidencing the release of all Liens (other than Permitted Liens) on the Purchased Assets, assets of the Company Entities and Purchased Equity, in each case, securing the Res-Care Facility, and any guarantees by any Company Entity or Purchased Entity under the Res-Care Facility, in each case, which shall be effective upon Closing;

(vii) deliver to Buyer all Section 338(h)(10) Forms, duly executed by the Seller Parties;

(viii) deliver to Buyer evidence of the release, in a form and substance reasonably satisfactory to Buyer, of the Company Entities and the Purchased Assets in respect of any guarantee and collateral obligations under the Subject Indebtedness and any security interest or other Lien on any of the Purchased Assets or the assets of the Company Entities;

(ix) deliver to Buyer written resignation letters effective as of the Closing of each director or manager (or equivalent) and officer of each of the Company Entities unless notified otherwise by Buyer in writing prior to the Closing Date;

(x) deliver to Buyer a certificate, dated as of the Closing Date, of the Secretary, Assistant Secretary or corollary officer of Res-Care and Seller Guarantor certifying that attached thereto is a complete and correct copy of the resolutions adopted by the board of directors of Res-Care and Seller Guarantor authorizing the execution, delivery and performance of this Agreement and all other agreements executed in connection herewith by such entity and the consummation of the Transactions and the transactions contemplated thereunder; and

(xi) deliver to Buyer a counterpart of the Pharmacy Services Agreement, duly executed by Pharmacy Alternatives, LLC d/b/a Pharmacy Alternatives.

Section 2.5. Post-Closing Adjustment.

(a) As soon as reasonably practicable, but in no event later than one hundred twenty (120) days after the Closing Date, Buyer shall prepare and cause to be delivered to Res-Care a statement (the “Final Closing Statement”) setting forth Buyer’s calculation of the Purchase Price, which shall set forth, in reasonable detail, its calculations of (i) the amount (if any) by which Net Working Capital exceeds Target Working Capital or the amount (if any) by which Target Working Capital exceeds Net Working Capital, (ii) the Closing Indebtedness, (iii) Transaction Expenses, and (iv) Closing Cash.

(b) The Final Closing Statement shall be prepared, and all of the individual elements thereof, as applicable, used to calculate the Purchase Price shall be determined, in accordance with the Accounting Principles.

(c) Release of the Purchase Price Adjustment Escrow Account.

(i) If the Purchase Price, as finally determined in accordance with this Section 2.5, is less than the Estimated Purchase Price set forth on the Pre-Closing Statement, then Res-Care and the Buyer shall execute and deliver joint written instructions to the Escrow Agent, within five

(5) Business Days from the date on which the Purchase Price is finally determined pursuant to this Section 2.5, instructing the Escrow Agent to pay (A) if the absolute value of the shortfall is less than or equal to the Purchase Price Adjustment Escrow Amount, (1) to Buyer, from the Purchase Price Adjustment Escrow Account, an amount equal to the absolute value of the shortfall, and (2) an amount equal to the remaining balance of the Purchase Price Adjustment Escrow Account, if any, to Res-Care; and (B) if the absolute value of the shortfall exceeds the Purchase Price Adjustment Escrow Amount, to Buyer, all of the Purchase Price Adjustment Escrow Amount available in the Purchase Price Adjustment Escrow Account. Buyer’s sole recourse for any shortfall between the Purchase Price and the Estimated Purchase Price is the Purchase Price Adjustment Escrow Account, and no recourse shall be brought against any Seller Party or Seller Guarantor with respect to the matters that are or that may be addressed through the purchase price adjustments contemplated hereby.

(ii) If the Purchase Price, as finally determined in accordance with this Section 2.5, is greater than the Estimated Purchase Price set forth on the Pre-Closing Statement, then (A) Buyer and Res-Care shall execute and deliver joint written instructions to the Escrow Agent, within five (5) Business Days from the date on which the Purchase Price is finally determined pursuant to this Section 2.5, instructing the Escrow Agent to pay to Res-Care all of the Purchase Price Adjustment Escrow Amount available in the Purchase Price Adjustment Escrow Account, and (B) (1) if the absolute value of the entire amount by which the Purchase Price exceeds the Estimated Purchase Price is less than or equal to the Purchase Price Adjustment Escrow Amount, Buyer shall pay to Res-Care an amount equal to the absolute value of the excess, and (2) if the absolute value of the excess exceeds the Purchase Price Adjustment Escrow Amount, Buyer shall pay to Res-Care an amount equal to the Purchase Price Adjustment Escrow Amount. Sellers’ sole recourse for any excess between the Purchase Price and the Estimated Purchase Price is receipt of the Purchase Price Adjustment Escrow Amount released from the Escrow Agent plus an amount equal to the Purchase Price Adjustment Escrow Amount, and no recourse shall be brought against Buyer or any of their respective Affiliates (including the Company Entities) with respect to the matters that are or that may be addressed through the purchase price adjustments contemplated hereby.

(iii) Each payment to be made by Buyer or Res-Care under this Section 2.5 shall be made within five (5) Business Days from the date on which the Purchase Price is finally determined pursuant to this Section 2.5.

(iv) The Parties agree that any Post-Closing Adjustment Amount shall be treated for Income Tax reporting purposes as an adjustment to the Purchase Price, except as otherwise required by applicable Law.

(d) Upon receipt of the Final Closing Statement and calculation of the Purchase Price, Res-Care and its accountants (subject to reasonable confidentiality and privilege restrictions) shall be permitted during the succeeding thirty (30) day period (the “Review Period”) reasonable access during normal business hours to the relevant senior management personnel of Buyer and its Affiliates, and documents used by Buyer in the preparation of the Final Closing Statement and in calculating the Purchase Price as Res-Care may reasonably request.

(e) If Res-Care disagrees with the calculation of the Purchase Price, on or prior to the last day of the Review Period, Res-Care shall notify Buyer in writing of such disagreement with the calculation of the Purchase Price, which notice shall set forth any such disagreement in reasonable detail, the specific item of the calculation of the Purchase Price in the Final Closing Statement to which such disagreement relates, the specific (and reasonable) basis for each such disagreement, and the amounts of any adjustments that are necessary in Res-Care’s judgment (the “Objection Notice”). If Res-Care fails to deliver the Objection Notice within the Review Period, Buyer’s calculation of the Purchase Price shall be deemed to have been accepted by Res-Care and shall be final and binding and non-appealable and shall be used in computing the Post-Closing Adjustment Amount. If Res-Care delivers the Objection Notice within the Review Period, subject to Section 2.5(f) below, Buyer and Res-Care shall negotiate in good faith to resolve any such disagreement, and any resolution agreed to in writing by Buyer and Res-Care shall be final and binding upon and non-appealable by the Parties. Any items not disputed in the Objection Notice will be deemed to have been accepted by Res-Care.

(f) If Buyer and Res-Care are unable to resolve any disagreement as contemplated by Section 2.5(e) within thirty (30) Business Days after delivery of the Objection Notice, then Buyer and Res-Care shall engage the dispute resolution group of a nationally recognized independent accounting, consulting, valuation or dispute resolution firm agreed by Buyer and Res-Care in writing shall be selected (the “Independent Auditor”) (or if Buyer and Res-Care are unable to agree upon such a firm within ten (10) Business Days after the end of such thirty (30) Business Day period, then within an additional ten (10) Business Days, Buyer and Res-Care shall each select one such firm and those two firms shall select a third firm, in which event “Independent Auditor” shall mean such third firm), on terms reasonably acceptable to each of Buyer and Res-Care, who shall, acting as experts and not as arbitrators, resolve the dispute set forth in the Objection Notice. Both Buyer and Res-Care will sign a customary engagement letter with the Independent Auditor, and the fees, costs and expenses of the Independent Auditor shall be borne by the Parties in proportion to the relative amount each Party’s determination has been modified. For example, if Res-Care challenges the calculation of the Purchase Price in the Final Closing Statement by an amount of $100,000, but the Independent Auditor determines that Res-Care has a valid claim for only $40,000, Buyer shall bear forty percent (40%) of the fees and expenses of the Independent Auditor and Res-Care shall bear the other sixty percent (60%) of such fees and expenses.

(g) The Parties shall instruct the Independent Auditor to consider only those items and amounts which are identified in the Objection Notice as being items which Buyer and Res-Care are unable to resolve. The Independent Auditor will be required to not assign a value to any disputed item that is greater than the greater value for such disputed item claimed by either Res-Care or Buyer or less than the lesser value for such item claimed by either Res-Care or Buyer in the Objection Notice or Final Closing Statement, as applicable. Further, the Independent Auditor’s determination shall be based solely on the relevant work papers and books and records relating to the Business and written information provided by Buyer and Res-Care to the Independent Auditor (and copies of which shall be provided to Buyer by Res-Care and by Res-Care to Buyer), which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review), and the Independent Auditor shall not conduct additional discovery in any form. No Party shall engage in any ex parte discussions or communications with the Independent Auditor.

(h) The Parties shall jointly instruct the Independent Auditor to make a determination as soon as practicable within thirty (30) days (or such other time as the Parties shall agree in writing) after its engagement with respect to the disputed items submitted to the Independent Auditor, whether and to what extent (if any) the Purchase Price in the Final Closing Statement requires adjustment and a written explanation in reasonable detail of each such required adjustment, including the basis therefor. All negotiations pursuant to this Section 2.5(h) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations and submissions to the Independent Auditor shall be treated as confidential information. The Independent Auditor shall be bound by a mutually agreeable confidentiality agreement. The procedures of this Section 2.5 are exclusive and, except as set forth below, the determination of the Independent Auditor shall be final and binding on, and non-appealable by, the Parties. The decision rendered pursuant to this Section 2.5(h) may be filed as a judgment in any court of competent jurisdiction. Either Party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.5(h). The other Party’s only defense to such a request for specific enforcement or other legal action shall be fraud or manifest error by or upon the Independent Auditor. Absent such fraud or manifest error, such other Party shall reimburse the Party seeking enforcement for its expenses related to such enforcement.

Section 2.6. Residual Administrative and Home Closure Fee.

(a) Residual Administrative and Home Closure Fee. As consideration for expenses incurred by Res-Care and efficiencies realized by Buyer as a result of the Transactions, following the Closing, Buyer shall pay to Res-Care the applicable amounts set forth below (each a “Residual Administrative and Home Closure Fee”):

(i) Twenty-Five Thousand Dollars ($25,000) for each Tier One Closure; and

(ii) Fifty Thousand Dollars ($50,000) for each Tier Two Closure.

(b) Notification and Payment. Buyer shall provide written notice to Seller of any Closure Event within five (5) Business Days of such occurrence. Buyer shall pay to Seller, by wire transfer of immediately available funds, without duplication, the applicable Residual Administrative and Home Closure Fee within fifteen (15) days of (i) the end of each calendar quarter during the Residual Administrative and Home Closure Period that ends before the end of the Residual Administrative and Home Closure Fee Period, and (ii) the end of the Residual Administrative and Home Closure Period.

Section 2.7. Consents to Certain Assignments. Notwithstanding anything in this Agreement to the contrary, but subject to the provisions of this Section 2.7, to the extent the transfer, sale, conveyance, delivery or assignment, or the attempted transfer, sale, conveyance, delivery or assignment, to Buyer of any Purchased Asset or Assumed Liability would result in violation of applicable Law or would require the consent, approval, authorization or waiver of a person who is not Buyer, Res-Care, any other Seller or an Affiliate of Buyer, Res-Care or any other Seller (including Governmental Entities), and such consent or approval shall not have been obtained prior to the Closing, this Agreement shall not constitute a transfer, sale, conveyance, delivery or assignment, or an attempted transfer, sale, conveyance, delivery or assignment, thereof; provided, however, that, subject to the other conditions set forth in this Agreement, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. Following the Closing, Buyer and Res-Care shall, and Res-Care shall cause each of the other Sellers and their respective Affiliates to, use their reasonable best efforts and cooperate with each other, to obtain any such required consent or approval as promptly as practicable after the Closing. Once such consent or approval is obtained, Res-Care shall, and shall cause its Affiliates, as applicable, to transfer, sell, convey, deliver or assign to Buyer the relevant Purchased Asset or Assumed Liability for no additional consideration. Pending receipt of such consents or approvals, to the extent permitted by the terms of such Contracts or applicable law, Buyer and Res-Care shall, and Res-Care shall cause each of the other Sellers and their respective Affiliates to cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer the benefits of exclusive use of such Purchased Asset or Assumed Liability and to provide the applicable Seller Parties the benefits of the transfer of such Purchased Asset or Assumed Liability. In furtherance of the foregoing, Buyer and Res-Care shall, and Res-Care shall cause the other Sellers and their respective Affiliates to, enter into such arrangements (including subleasing, subcontracting or licensing, if permitted) to provide to the Parties the economic and operational equivalents, to the extent permitted, of obtaining such consents or approvals and the performance by Buyer of the obligations thereunder and Buyer shall direct the operations of such Purchased Assets and Assumed Liabilities. With respect to the provisions of this Section 2.7, Res-Care shall pay promptly to Buyer, when received, all income, proceeds and other monies received by Res-Care or any of its Affiliates to the extent related to any such Purchased Asset.

Section 2.8. Intended Tax Treatment and Asset Sale Election. The Parties acknowledge and intend, for all federal, state and local income Tax purposes, that (i) Buyer’s purchase of the Purchased

Equity with respect to all Purchased Entities listed on Exhibit J hereto (the “Exhibit J Entities”) will be treated as a purchase of the assets of such Exhibit J Entities by Buyer, and (ii) Buyer’s purchase of the Purchased Equity with respect to all Purchased Entities other than the Exhibit J Entities will be treated as a purchase of equity interests of such Purchased Entities, and shall treat the Transactions accordingly for all Tax purposes except to the extent otherwise required pursuant to a final determination under Section 1313 of the Code or any similar state or local Tax Law.

Section 2.9. Allocation of Purchase Price. Within one hundred twenty (120) days of the Closing Date (or if later, thirty (30) days after the final determination of the Purchase Price pursuant to Section 2.5), Buyer will prepare and deliver to Res-Care a proposed schedule allocating the Purchase Price, as adjusted pursuant to Section 2.5 and reasonably consistent with the estimated allocation provided pursuant to Section 2.3(b), among the Purchased Assets and the Purchased Equity (the “Allocation Schedule”) and a proposed asset allocation statement (the “Asset Allocation Statement”) prepared in accordance with the methodology set forth on Section 2.9 of the Disclosure Schedule, allocating the Purchase Price with respect to the Purchased Assets and the Exhibit J Entities and the liabilities of Exhibit J Entities that are properly treated as amount realized under the Code and the Treasury Regulations thereunder among the Purchased Assets and the assets of such entities. Res-Care shall notify Buyer in writing, within thirty (30) days after its receipt of the proposed Allocation Schedule and Asset Allocation Statement, that they either accept such statement or disagree with such schedule or statement. In the event that Res-Care disagrees with the proposed Allocation Schedule or Asset Allocation Statement and Buyer and Res-Care are unable to agree upon an Allocation Schedule or Asset Allocation Statement within the sixty (60) day period following Res-Care’s notice to Buyer, the items as to which they disagree will be promptly (not to exceed five (5) Business Days) referred to the Independent Auditor. Buyer and Res-Care will use reasonable best efforts to cause the Independent Auditor to deliver to Buyer and Res-Care, within thirty (30) calendar days, a written report setting forth its determination as to such disputed items (and only such disputed items), and its determinations will be conclusive and binding upon the Parties for the purposes of the Allocation Schedule or Asset Allocation Statement. The fees and disbursements of the Independent Auditor will be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Seller Parties. The Parties will file, and will cause each of the Exhibit J Entities to file, all federal, state and local Tax Returns, claims for refund or other required or optional filings relating to Tax matters consistent with the final Asset Allocation Statement.

Section 2.10. Withholding. Notwithstanding anything herein to the contrary, Buyer and its Affiliates shall be entitled to deduct and withhold from amounts payable to the Seller Parties under this Agreement any amounts required to be deducted and withheld under applicable Tax Law. If Buyer or any of its Affiliates proposes to make any deduction or withholding for Taxes under this Agreement, then they shall use commercially reasonable best efforts to (x) give Res-Care prior written notice of such intention at least five (5) Business Days prior to making any such deduction or withholding (other than any deduction or withholding (i) on a payment treated as compensation, or (ii) attributable to a Seller Party’s failure to comply with Section 2.4(b)(iv)), and (y) provide Res-Care with a reasonable opportunity to provide any applicable certificate, form or documentation that would reduce or eliminate the requirement to deduct and withhold Tax with respect to such payment. If amounts are so deducted and withheld pursuant to this Section 2.10, (A) such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and (B) Buyer shall remit such amounts or cause such amounts to be remitted to the appropriate Governmental Entity.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES AND COMPANY ENTITIES

Except as set forth in the applicable section of the Disclosure Schedule and subject to Section 9.15, each of Res-Care and each other Seller hereby represents and warrants to Buyer as follows:

Section 3.1. Organization and Qualification.

(a) Each Seller Party and each Company Entity is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite corporate or limited liability company, as applicable, power and authority, as the case may be, to own, lease and operate its assets (including the applicable Purchased Assets) and properties and to carry on its businesses as now conducted in all material respects.

(b) Each Asset Seller and each Company Entity is duly qualified or licensed as a foreign entity with the Secretary of State or similar Governmental Entity, and in good standing to do business in each jurisdiction in which the assets (including the applicable Purchased Assets) or property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed, or in good standing would not reasonably be expected to have, individually or in the aggregate, an MAE.

(c) Res-Care has made available to Buyer accurate and complete copies of the Governing Documents, including all amendments made thereto, of each Asset Seller and each Company Entity, and no Asset Seller or Company Entity is in violation of any of its respective Governing Documents in any material respect.

Section 3.2. Capitalization of Purchased Entities and Subsidiaries.

(a) Section 3.2(a) of the Disclosure Schedule sets forth the name and jurisdiction of each Purchased Entity, the kind or class and amount of its authorized and outstanding capital stock, equity interests and voting securities and the record and beneficial owners of all such outstanding capital stock (or other equity interests). Except as set forth in Section 3.2(a) of the Disclosure Schedule, there is no capital stock (or other equity interests) of any Purchased Entity of any kind or class authorized, issued or outstanding. All the issued and outstanding capital stock, equity interests and voting securities of each Purchased Entity has been duly and validly authorized and is fully paid and non-assessable (to the extent applicable), was not issued in violation of any pre-emptive rights, rights of first refusal or similar rights of any Person and was issued in all material respects in accordance with all applicable securities Laws or pursuant to valid exemptions therefrom.

(b) Except for the Transactions, (i) there are no authorized or outstanding options, restricted stock, restricted stock units, performance stock units, stock appreciation rights, phantom equity, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued capital stock of a Company Entity, obligating a Company Entity to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in a Company Entity or securities convertible into or exchangeable for such shares or equity interests, or obligating a Company Entity to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (ii) there are no outstanding contractual obligations (contingent or otherwise) of a Company Entity to repurchase, redeem or otherwise acquire any capital stock or other equity interests in a Company Entity, to make any payments based on the market price or value of shares or other interests of a Company Entity or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity. The issued and outstanding capital stock (or other equity interests) of each Company Entity is not subject to any voting trust agreement or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights, control, registration, transfer or disposition of such capital stock (or other equity interests). None of the Company Entities have any declared or unpaid dividends or distributions.

(c) No Company Entity has registered shares of its capital stock or any other equity interests under the Securities Act of 1933, and the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) or registered itself under the Exchange Act.

(d) Section 3.2(d) of the Disclosure Schedule sets forth (i) each Subsidiary of the Purchased Entities, and (ii) the record ownership of the issued and outstanding capital stock (or other equity interests or equity or equity-based incentive awards) of such entity. All issued and outstanding shares of capital stock (or other equity interests) of the Purchased Entities’ Subsidiaries are duly authorized, validly issued, free and clear of all Liens other than Liens to be released in connection with Closing, fully paid and non-assessable, and are not subject to, and were not issued in violation of, any preemptive rights, rights of first refusal or any other third party rights created by statute, the applicable Subsidiary’s Governing Documents or any Contract to which such Subsidiary is a party or by which it is bound and was issued in all material respects in accordance with applicable securities Laws. Except for the Subsidiaries disclosed on Section 3.2(d) of the Disclosure Schedule, no Purchased Entity (A) owns, directly or indirectly, any or any rights to acquire any shares of capital stock or other equity rights, or securities or interests convertible into or exchangeable for capital stock or equity rights, in any other Person, or (B) is a party to any partnership or joint venture agreement.

Section 3.3. Title to the Purchased Equity; Title to Purchased Assets. Each applicable Equity Seller is the owner of all right, title and interest (record and beneficial) in and to the applicable Purchased Equity, in each case free and clear of any Liens (other than restrictions on transfer under applicable securities Laws and Permitted Liens described in clauses (b), (e), and (j) of the definition thereof). The Asset Sellers own and have good and valid title to, or hold under valid leases, all assets included in the Purchased Assets, free and clear of any Liens (other than Permitted Liens). All of the Purchased Assets have been installed and maintained in all material respects in accordance with all applicable Laws, are, in all material respects, in good and suitable condition and repair (subject to normal wear and tear) and are and shall be immediately after Closing, usable in the Ordinary Course of Business in a matter consistent with such current use. The assets and properties of the Company Entities (taken as a whole) and the assets and properties included in the Purchased Assets, together with the services provided to Buyer under the Transition Services Agreement, are sufficient for the continued conduct of the Business and constitute all of the material assets and properties (a) used in the operation of the Business as conducted as of the date of this Agreement and as of the Closing Date and (b) used to produce the results set forth in the Financial Statements for the applicable dates and time periods set forth therein.

Section 3.4. Authority. Each Seller Party has all requisite corporate or limited liability company, as applicable, power and authority to enter into the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the Transactions and any other transactions contemplated by the Transaction Documents to which it is a party. The execution, delivery and performance of each Transaction Document to which any Seller Party is a party, and the consummation of the Transactions and any other transactions contemplated thereby by such Person have been duly and validly authorized by all requisite actions of such Person, and no other corporate or limited liability company, as applicable, action on the part of such Person is necessary to authorize the execution, delivery or performance by it of the Transaction Documents. No approval from any stockholder or other equityholder (as the case may be) of any Seller Party or any of such Seller Party’s Affiliates is required for any Seller Party to enter into the Transaction Document to which it is a party, to perform its obligations thereunder and to consummate the Transactions and any other transactions contemplated by the Transaction Documents to which it is a party. Each of the Transaction Documents to which any Seller Party is a party has been duly executed and delivered by such Person and constitutes the valid and legally binding obligation of such Person enforceable against it in accordance with its respective terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

Section 3.5. Financial Statements.

(a) Section 3.5(a) of the Disclosure Schedule sets forth true and complete copies of the (i) separate unaudited statements of profits and losses for the Business, in each case for the fiscal year ended December 31, 2022, and for the fiscal year ended December 31, 2023, and for the seven (7) month period ended on July 31, 2024, and (ii) separate unaudited balance sheets for the Business, in each case as of December 31, 2022, December 31, 2023, and July 31, 2024 (such balance sheets as of July 31, 2024, the “Latest Balance Sheet” and together with the other financial statements referenced in the foregoing clauses (i) and (ii), the “Financial Statements”).

(b) Except as set forth on Section 3.5(b) of the Disclosure Schedule, the Financial Statements (A) were prepared in accordance with GAAP, consistently applied, and fairly present, the financial condition, results of operations and cash flows of the Business as of the times and for the periods referred to therein, (B) were prepared based upon the information contained in the books and records of the Company Entities and Asset Sellers, and (C) were derived from the books and records of Res-Care, which books and records are prepared, in all material respects in accordance with GAAP; provided, however, that (i) the Financial Statements do not contain all footnotes and other presentation items required to be presented with a set of financial statements prepared in accordance with GAAP (which if presented would not be materially different from those prepared in accordance with GAAP), (ii) throughout the respective periods covered thereby, the Business has not operated as a separate stand-alone entity of Res-Care, and instead the balance sheet and results of operations of the Business have been reported within the consolidated financial statements of Res-Care, (iii) standalone financial statements have not historically been prepared for the Business, and (iv) the Financial Statements are not necessarily indicative of the financial position and results of operations of the Business had it been reported on a stand-alone basis. There is not, and for the past three (3) years there has not been, (x) any significant deficiency or weakness in the system of internal accounting controls used by the Business, (y) any fraud or other wrongdoing that involves any of the management of the Business or other employees who have a role in the preparation of the financial statements or the internal accounting controls used by the Business, or (z) any written or, to the Knowledge of Res-Care, oral claim or allegation regarding any of the foregoing.

(c) Section 3.5(c) of the Disclosure Schedule sets forth a list of all bank accounts and safe deposit boxes of each Company Entity or included in the Purchased Assets, the number of each such account or box, and the names of the Persons authorized to draw on such accounts or to access such boxes. Except as set forth on Section 3.5(c) of the Disclosure Schedule, all cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.

Section 3.6. No Undisclosed Liabilities; Accounts Receivable.

(a) The Business does not have any material Liabilities, except for Liabilities (i) specifically reflected or reserved against in the Financial Statements (or the notes or narratives included therein), (ii) incurred by the Company Entities or Asset Sellers after July 31, 2024, in the Ordinary Course of Business, none of which results from, arises out of, or relates to, any breach of Contract or warranty, tort, infringement, misappropriation, Legal Proceeding or violation of Law, (iii) that are Transaction Expenses or Excluded Liabilities, (iv) executory obligations under Contracts entered into in the Ordinary Course of Business, or (v) Liabilities that are disclosed in Section 3.6(a) of the Disclosure Schedule.

(b) Accounts Receivable. All of the accounts and notes receivable of the Company Entities or included in the Purchased Assets (i) are arising from sales actually made or services actually performed and were incurred in the Ordinary Course of Business, (ii) are properly reflected on the Company Entities’ and Asset Sellers’ books and records and balance sheets in accordance with GAAP consistently applied, and (iii) are not subject to any setoffs, counterclaims, credits or other offsets, except as may arise in the Ordinary Course of Business. No Person has any Lien (other than Permitted Liens described in clauses

(b), (e), and (j) of the definition thereof) on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by any Company Entity with respect to any such accounts receivable other than in the Ordinary Course of Business.

Section 3.7. Absence of Certain Changes. Since the date of the Latest Balance Sheet, (a) except for this Agreement, the negotiation, preparation, or execution hereof and the process conducted by Res-Care and its Affiliates in connection herewith, the Seller Parties have conducted the Business in the Ordinary Course of Business in all material respects, (b) no MAE has occurred, and (c) none of the Seller Parties or Company Entities have taken, or failed to take, any of the actions with respect to the Business, Purchased Assets or Assumed Liabilities, that if taken or failed to be taken after the date hereof would require Buyer’s consent under Section 5.2(b).

Section 3.8. Consents and Approvals; No Violations.

(a) Except as set forth on Section 3.8 of the Disclosure Schedule, no Governmental Approval is necessary for the execution, delivery or performance by any Seller Party of the Transaction Documents to which it is a party or the consummation of the Transactions or any other transactions contemplated by the Transaction Documents, except as required under Antitrust Laws or where the failure to obtain such approval would not reasonably be expected to be material to the Business or the Company Entities, taken as a whole.

(b) Neither the execution, delivery or performance by any Seller Party of this Agreement or of any other Transaction Document to which it is a party nor the consummation by the Seller Parties of the Transactions or of any transaction contemplated hereby and by any other Transaction Document, as applicable, will (i) conflict with or result in any material breach of any provision of the Governing Documents of a Seller Party or any Purchased Entity, as applicable, (ii) except as set forth on Section 3.8 of the Disclosure Schedule, constitute a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien) under, any of the terms, conditions or provisions of a Material Contract, or (iii) assuming receipt of all of the consents and approvals set forth on Section 7.1(h) of the Disclosure Schedule and compliance with the matters described in Section 5.16, violate any Law applicable to a Seller Party or Purchased Entity or their respective properties or assets, except in the case of clause (ii) or (iii), where such violation, breach or default would not reasonably be expected to be material to the Business or the Company Entities, taken as a whole.

Section 3.9. Compliance with Laws; Permits; Absence of Certain Business Practices.

(a) Each of the Company Entities and the Business is, and for the past six (6) years, has been, in compliance in all material respects with all applicable Laws. Except as set forth on Section 3.9 of the Disclosure Schedule, there is no investigation or review pending or threatened in writing or, to the Knowledge of Res-Care, threatened orally, with respect to a violation of any applicable Law in any material respect by any Company Entity or related to the Business, and neither Res-Care nor the Company Entities nor any of their respective Affiliates have received written, or to the Knowledge of Res-Care, oral notice of, and no claims have been filed or threatened in writing to be filed, or, to the Knowledge of Res-Care, threatened orally, against the Company Entities, the Asset Sellers or any of their respective Affiliates alleging any violation by any Company Entity or the Business of any Law in any material respect.

(b) All material Governmental Approvals necessary for the conduct of the Business and operations of each of the Purchased Assets and each Company Entity as it is presently conducted, or necessary to own, lease and operate its assets and properties, have been duly obtained by the Company

Entities or Asset Seller, as applicable, and are in full force and effect and have been in full force and effect for the past six (6) years. For the past six (6) years, there have been no Legal Proceedings pending or threatened in writing, to the Knowledge of Res-Care, threatened orally, that are reasonably expected to result in the revocation, cancellation or suspension, or any materially adverse modification, of any such material Governmental Approval, and the execution and delivery of the Transaction Documents and the consummation of the Transactions or any other transaction contemplated thereby would not reasonably be expected to result in any such revocation, cancellation, suspension, or modification.

(c) No Company Entity or Asset Seller nor, to the Knowledge of Res-Care, any Person acting on behalf of a Company Entity or Asset Seller (including all respective directors, managers, officers, employees and Affiliates) has, in carrying out the Business within the past six (6) years, given or agreed to give any payment, gift or other item of value to any Person (including any officer or employee of a foreign government, a public international organization or any department or agency thereof, any Person acting in an official capacity in relation to a foreign government, a member of a royal family or a member of a foreign legislative body, any employee of a state owned enterprise or any other individual included within the definition of such term under the U.S. Foreign Corrupt Practices Act of 1977, foreign political party, foreign political party official or candidate for foreign political office) who was or is in a position to help or hinder the Business in violation of any applicable anti-corruption, anti-bribery, or anti-money laundering Law in order to (i) obtain favorable treatment in securing business, (ii) pay for favorable treatment for business secured, or (iii) obtain special concessions or for special concessions already obtained, for or in respect of the Company Entities or any Asset Seller (to the extent related to the Business).

Section 3.10. Real Property.

(a) Leased Real Property. Section 3.10(a) of the Disclosure Schedule sets forth (by street address) the real property leased or otherwise occupied by the Company Entities or used by any Asset Seller in connection with the operation of the Business (the “Leased Real Property”). Res-Care has made available to Buyer correct and complete copies of each Lease. Except as set forth in Section 3.10(a) of the Disclosure Schedules, with respect to each Leased Real Property and/or each Lease, as applicable: (i) such Lease is valid and enforceable against the Company Entity, Asset Seller, or other Affiliate of a Seller Party thereto and, to the Knowledge of Res-Care, against each other party thereto in accordance with its terms (subject in each case to the Enforceability Exceptions) and is in full force and effect; (ii) the possession and quiet enjoyment of such Leased Real Property by the Company Entity, Asset Seller, or other Affiliate of a Seller Party that is a party to such Lease has not been disturbed; (iii) each Company Entity, Asset Seller, or other Affiliate of a Seller Party that is a party to such Lease has performed all of the material obligations required to be performed by it to date under such Lease and there are no material defaults by Res-Care; (iv) to the Knowledge of Res-Care, no other party to such Lease is in material default thereunder and no Seller Party nor any Affiliate of a Seller Party has received written notice of any cancelation or termination of such Lease from the other parties thereto; (v) the consummation of the Transactions will not, in and of itself, cause or result in the early expiration or termination of such Lease, or the acceleration of any payment, the addition of any fees or charges, the vesting or phasing out of any rights or interests or any other obligation that would not have arisen but for the consummation of the Transactions; (vi) the Company Entity, Asset Seller, or other Affiliate of a Seller Party that is a party to such Lease has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (vii) to the Knowledge of Res-Care there are no pending threatened in writing condemnation or eminent domain proceedings relating to such Leased Real Property.

(b) Owned Real Property. Section 3.10(b) of the Disclosure Schedule sets forth (by street address) the real property owned by any Company Entity or any Asset Seller and used in connection with the operation of the Business, as applicable (collectively, the “Owned Real Property”). The Company Entity or the Asset Seller, as applicable, has good and marketable fee simple title to each Owned Real Property, free and clear of all Liens, except Permitted Liens. Except as set forth on Section 3.10(b), (i) no

Company Entity nor any Asset Seller has received written notice of any material breach or default under any restrictive or other covenants encumbering any Owned Real Property, (ii) neither any Company Entity nor any Asset Seller have leased or otherwise granted any Person the right to use or occupy any portion of the Owned Real Property, and (iii) other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer, or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. Neither any Company Entity nor any Asset Seller are a party to any agreement or option to purchase any real property or interest therein.

(c) The Leased Real Property and the Owned Real Property constitute all of the real estate used, occupied or owned by the Company Entities or any Asset Seller with respect to the Business.

Section 3.11. Litigation. Except as set forth on Section 3.11 of the Disclosure Schedules, there are no, and at all times in the past three (3) years there have not been any, Legal Proceedings pending or threatened in writing or, to the Knowledge of Res-Care, threatened orally by or against the Company Entities, Res-Care or any Asset Seller or any of their respective Affiliates related to the Business, the Purchased Assets, the Assumed Liabilities, and the Company Entities (or any of their assets, properties or liabilities). The Company Entities and Asset Sellers (as it relates to the Business) have timely submitted claims under applicable insurance policies in respect of all Legal Proceedings, and no insurer has disclaimed or denied coverage. None of the Business, the Purchased Assets, the Assumed Liabilities, the Company Entities or any of their assets, properties or liabilities is, and at all times during the past three (3) years has not been, subject to any Order.

Section 3.12. Employee Benefit Plans.

(a) Section 3.12(a) of the Disclosure Schedule sets forth a complete and correct list of each Business Benefit Plan, identifying each such plan that is a Company Benefit Plan with an asterisk (*) and any that is a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code with a caret (^). No Company Benefit Plan provides benefits to current or former employees of the Seller Parties or their respective Affiliates (other than any Company Entity) who do not (and with respect to former employees, did not) primarily perform services for the Business.

(b) With respect to each Business Benefit Plan: (i) such Business Benefit Plan complies with and has been established, operated, maintained and administered in form and in operation in compliance in all material respects in accordance with its terms and all applicable Laws; and (ii) there are no pending or, to the Knowledge of Res-Care, threatened Legal Proceedings or claims against, by or with respect to any Business Benefit Plans (other than routine claims for benefits under the terms of any such Business Benefit Plan) which could result in liability to any Company Entity. All contributions to the Business Benefit Plans that have become due have been made within the applicable time required by such Business Benefit Plan and applicable Law or, if not yet due, have been properly accrued in accordance with generally accepted accounting principles. All insurance premiums or other payments that have become due have been timely paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Business Benefit Plans for policy years or other applicable policy periods occurring prior to the Closing Date. No Company Benefit Plan is, or within the last three (3) years has been, the subject of an examination or audit by or before a Governmental Entity. Neither Res-Care, nor any Asset Seller, nor any Company Entity, nor to the Knowledge of Res-Care, any fiduciary, trustee or administrator of any Business Benefit Plan, has engaged in any transaction with respect to any Business Benefit Plan that would subject any Company Entity or the Business, to any Liability for a “prohibited transaction” within the meaning of Section 406 of ERISA or Code Section 4975 or that would subject a Company Entity or the Business to any Tax or other penalty under the Code, ERISA, or any other applicable Law.

(c) Res-Care has made available or provided upon reasonable request, to Buyer, as applicable, true and complete copies of: (i) the most recent determination, opinion or advisory letter from the IRS if a Company Benefit Plan is intended to be qualified under Section 401(a) of the Code, (ii) the Annual Report/Return (IRS Form Series 5500) with financial statements, if any, and attachments for the most recent plan year for each Company Benefit Plan, (iii) with respect to each Company Benefit Plan, (x) the current plan documents (and all amendments) (or, if it has not been reduced to writing, a written summary of all material plan terms), summary plan descriptions (including summaries of material modifications), and (y) trust agreements, custodial agreements, administrative agreements, and insurance Contracts, (iv) results of non-discrimination testing for each of the last two (2) years for each Company Benefit Plan, (v) all Forms 1094‑C for filed by a Company Entity for the 2021 through 2023 calendar years, and (vi) any non-routine correspondence (including any applications or submissions under any voluntary correction programs) with any Governmental Entity related to a Company Benefit Plan within the last three (3) years. With respect to each Business Benefit Plan, Res-Care has made available or provided upon reasonable request, to Buyer, as applicable, true and complete copies of such Business Benefit Plan, the most recent summary plan description or other summary of the material terms of such Business Benefit Plan and, if a Business Benefit Plan is intended to be qualified under Section 401(a) of the Code, the Annual Report/Return (IRS Form Series 5500) with financial statements, if any, and attachments for the most recent plan year. The insurers and third-party administrators for each of the Business Benefit Plans providing group welfare benefits has consented to continued participation under such Business Benefit Plans (and related insurance coverages) by Transferred Employees and new hires (and their respective spouses and dependents) during the post-closing benefit transition period set forth in the Transition Services Agreement.

(d) Each Business Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on an IRS opinion letter from the IRS stating that the form of such Business Benefit Plan is so qualified, and nothing has occurred that could reasonably be expected to adversely affect reliance on such letter.

(e) Except as indicated on Section 3.12(a) of the Disclosure Schedule, no Company Benefit Plan is, and none of the Company Entities sponsors, maintains, contributes to, or is obligated to contribute to or otherwise has any Liability (including on account of any ERISA Affiliate) under or with respect to a (i) “defined benefit plan” as defined in Section 3(35) of ERISA or other plan subject to Title IV of ERISA, (ii) pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (iv) “multiple employer plan” as described in Section 413(c) of the Code, or (v) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No ERISA Affiliate has any Liability under Title IV of ERISA that could reasonably be expected to become a Liability of a Company Entity, Buyer or any of their respective Affiliates on or following the Closing Date.

(f) Neither the Business nor any Company Entity has any Liability with respect to, and no Company Benefit Plan provides for, post-employment or post-retirement health or welfare benefits other than health continuation coverage pursuant to Part 6 of Subtitle B of Title I of ERISA at the participant’s sole expense. No Company Entity has incurred (whether or not assessed) any Liability under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no facts or circumstances exist that would reasonably be expected to result in any such Liability to a Company Entity.

(g) Each Business Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations) is and has at all times been in material compliance in form and operation with the applicable requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder.

(h) For each Company Employee or former employee or current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity that holds an equity or equity-based incentive award of Res-Care or any of its direct or indirect parent entities (each, a “Seller Award”), Section 3.12(h) of the Disclosure Schedule sets forth (i) the name of the holder of such

Seller Award, (ii) the issuer and type of award (e.g., stock option, restricted stock unit, restricted stock, stock appreciation right), (iii) the material terms such as the grant date, the vesting schedule, the exercise price (if applicable), the expiration date (if applicable), and (iv) whether the award will be subject to accelerated vesting or forfeiture as a result of the transactions contemplated by this Agreement or the Transaction Documents.

(i) Neither the execution of this Agreement nor the consummation of the Transactions, whether alone or in conjunction with any other event, could (i) result in any payment or benefit (whether of compensation, termination or severance pay or otherwise) becoming due to any Company Employee, former employee of any Company Entity, or current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity (other than under a plan qualified under Section 401(a) of the Code), (ii) cause or accelerate the time of payment or vesting of, or increase the amount or value of, compensation (including equity or equity-based compensation) or benefits payable by Res-Care or its Affiliates (including the Company Entities) to any Person referenced in clause (i) hereof, or (iii) increase or accelerate the time of the required funding of any Company Benefit Plan, (iv) limit or restrict the right of the Company Entities, Buyer, or any of their respective Affiliates to merge, amend or terminate any Company Benefit Plan or any related Contract, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” under Section 280G of the Code. No Company Entity has any obligation to gross up or otherwise make whole any Person for any Taxes, including, but not limited to, a Tax imposed under Section 4999 or Section 409A of the Code.

Section 3.13. Labor Matters.

(a) “Company Employee” means an individual (i) who is employed by a Company Entity, or (ii) who is employed by a Seller Party or any of their respective Affiliates and whose normal employment duties are primarily dedicated to the Business. Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of each Company Employee and includes the following information for each such employee (to the extent such information can be provided in accordance with applicable Law): (i) name or employee identification number, (ii) job title, (iii) annual salary or hourly wage rate (as applicable), (iv) employing entity, (v) work location (by U.S. state, as applicable, or by country), (vi) classification as exempt or non-exempt from the overtime pay requirements of applicable wage and hour Laws (as applicable), (vii) leave status (including type of leave and anticipated date of return, if known), (viii) visa status, and (ix) union status. Each Company Employee primarily provides services on behalf of the Business and there are no employees of any Seller Party or their respective Affiliates who primarily provide services on behalf of the Business but are not designated as Company Employees. The Company Employees are sufficient in number and skill to operate the Business in all material respects as it was conducted by the Seller Parties and their respective Affiliates (including the Company Entities) as of immediately prior to the Closing. Each Company Employee or any other individual who is providing or who in the past three (3) years has provided services to the Business and who is or has been classified or treated as an (A) exempt employee, or (B) independent contractor, consultant, leased employee, or other non-employee service provider, in each case is and has been properly classified and treated as such in all material respects (including with respect to employment status for wage and hour compliance and Tax purposes).

(b) Employee Matters.

(i) Each Company Entity, Asset Seller, Res-Care or their respective applicable Affiliates, as applicable, has fully and timely paid or made provision for payment of all salaries, wages, overtime, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation which have or will prior to the Closing Date come due and payable by such Person to any Company Employees or any other of current or former employees or independent contractors of the Company Entities, under applicable Law, Contract, or policy.

(ii) Each Company Entity, and solely with respect to the Business and the Company Employees, each of Asset Seller, Res-Care, and their respective applicable Affiliates, as applicable, is, and for the past three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor and employment, including all Laws respecting terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings and mass layoffs (including the WARN Act), wages and hours (including the classification of exempt and non-exempt employees and of independent contractors), withholding of employment taxes, discrimination, harassment, retaliation, disability rights or benefits, equal employment opportunity, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas and work status), labor relations, collective bargaining, pay transparency, restrictive covenants, affirmative action, employee leave requirements, and unemployment insurance.

(iii) Except as set forth on Section 3.13(b)(iii) of the Disclosure Schedule, (A) none of the Company Employees are represented by any Union with respect to their employment with a Company Entity, Asset Seller, Res-Care or their respective applicable Affiliates; (B) there are no collective bargaining agreements or other Contracts with any Union (each, a “Labor Agreement”) to which any of the Company Entities, Asset Sellers, Res-Care or any of their Affiliates is a party or by which any of them are bound, in each case, with respect to any Company Employees or the Business, and no Labor Agreement is currently being negotiated; (C) each Labor Agreement only covers Company Employees; (D) no petition has been filed nor has any proceeding been instituted by any Company Employee or group of Company Employees with the National Labor Relations Board or similar Governmental Entity seeking recognition or certification of a collective bargaining unit; (E) to the Knowledge of Res-Care, there are no, and in the past three (3) years there have been no, pending or threated union organizing activities involving any of the Company Employees or against or affecting any Company Entity or, solely with respect to the Business and the Company Employees, against or affecting any Asset Seller, Res-Care, or their respective applicable Affiliate; (F) in the past three (3) years, there has not occurred or been threatened any strikes, slowdowns, lockouts, picketing, handbilling, work stoppages or concerted refusals to work or other similar labor activities with respect to Company Employees, against any Company Entity or, solely with respect to the Business and the Company Employees, against any Asset Seller, Res-Care, or their respective Affiliates; and (G) in the past three (3) years, there has been no material grievance or any arbitration, unfair labor practice charge, or other Legal Proceeding or material labor dispute arising out of or under or relating to any Labor Agreement, by any Company Employees, against any Company Entity, or, solely with respect to the Business and the Company Employees, against any Asset Seller, Res-Care, or their respective Affiliates, pending or, to the Knowledge of Res-Care, threatened. There are no pre-signing notice, information, consultation or bargaining obligations owed to the Company Employees or their representatives, or any labor tribunal, with respect to the Transactions under applicable Law or any Labor Agreement or other Contract with any Union. No IT Employees are covered by a Labor Agreement.

(iv) In the past twelve (12) months, none of the Company Entities, Asset Sellers, Res-Care or any of their Affiliates have, with respect to any Company Employees or the Business, taken any action implicating the WARN Act, including: (A) any “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of such Person; or (B) any “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of such Person.

(v) To the Knowledge of Res-Care: (i) no current or former employee or independent contractor of the Company Entities or of the Business, including any Company Employee, is in any material respect in violation of any term of any nondisclosure agreement or obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant obligation (A) owed to any Company Entities (or, solely with respect to the Business, owed to any of Asset Seller, Res-Care, or their respective Affiliates); or (B) owed to any third party with respect to such person’s right to be employed or engaged by the Company Entities or to provide services to the Business, and (ii) no Company Employee with annualized base compensation at or above $150,000, intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(vi) Each Company Entity and, solely with respect to the Business and the Company Employees, each of Asset Seller, Res-Care, and their respective Affiliates, have thoroughly investigated all sexual harassment, or other discrimination or retaliation allegations against any of their current or former officers, directors, employees, contractors, or agents which have been reported to such Company Entity or of which any of them are or have been aware. With respect to each such allegation with potential merit, the Company Entities and, solely with respect to the Business and the Company Employees, Asset Seller, Res-Care, and their respective Affiliates, have taken prompt corrective action that is reasonably calculated to prevent further improper action. None of the Company Entities or, with respect to the Business, Asset Seller, Res-Care, and their respective Affiliates, reasonably expect any material Liabilities with respect to any such allegations.

Section 3.14. Environmental Matters.

(a) The Company Entities and Asset Sellers (as it relates to the Business) have operated the Business (including at or from the Owned Real Property and the Leased Real Property) for the past four (4) years in compliance in all material respects with, and currently comply in all material respects with, all Environmental Laws applicable to the operation of the Business and all Environmental Permits.

(b) No Company Entity nor any Asset Seller (as it relates to the Business) has stored, managed, disposed of, released or exposed any Person to or owned or operated any property or facility contaminated by any Hazardous Materials such as given or would reasonably be expected to give rise to Liabilities under Environmental Laws.

(c) The Company Entities or Asset Sellers (as it relates to the Business) possess all Governmental Approvals required under applicable Environmental Laws for the operation of the Business (“Environmental Permits”).

(d) The Company Entities have made available to the Buyer copies of all reports and assessments in the possession of the Company Entities or the Asset Sellers in each case as relating to the Business or relating to the environmental condition of the Owned Real Property and the Leased Real Property.

(e) Other than general contractual indemnities entered into in the Ordinary Course of Business, no Company Entity nor Asset Seller (as it relates to the Business) is party to any Contract obligating it to indemnify a third party against nor has otherwise assumed any Liability arising under Environmental Law.

(f) Neither this Agreement nor the consummation of the Transactions contemplated under this Agreement will require filings, approvals or other actions pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq.

Section 3.15. Taxes.

(a) All material Tax Returns required to be filed by or with respect to each of the Company Entities and Asset Sellers (to the extent related to the Business) have been duly and timely filed, and all such Tax Returns were true, correct, and complete in all material respects, and all material amounts of Taxes due and owing (whether or not shown on any Tax Return) by or with respect to each Company Entity and Asset Seller (to the extent related to the Business) have been paid in full.

(b) Except as set forth on Section 3.15(b) of the Disclosure Schedules, there are no Liens relating to Taxes upon the assets of the Company Entities or the Purchased Assets other than Permitted Liens described in clause (b) of the definition thereof.

(c) Except as set forth on Section 3.15(c) of the Disclosure Schedules, no material audit, dispute, investigation or other administrative or judicial proceeding for Taxes is pending or being conducted with respect to any Taxes of or Tax Return filed by, and primarily or in a material respect related to, a Company Entity or Asset Seller (with respect to the Business).

(d) No material claim or deficiency solely against the Company Entities or Asset Sellers (to the extent related to the Business) for the assessment or collection of any Tax has been asserted or proposed in writing which claim or deficiency has not been settled with all amounts determined to have been due and payable having been timely paid.

(e) In the last four (4) years, no material claim in writing has been made by a Tax authority in a jurisdiction where a Company Entity or Asset Seller does not file Tax Returns asserting that such Company Entity or Asset Seller (to the extent related to the Business) is or may be subject to Taxes imposed by that jurisdiction.

(f) No Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar or analogous provision of U.S. state, local or non-U.S. Tax Law) made prior to Closing or improper use of accounting method for any taxable period (or portion thereof) ending on or before the Closing Date, (ii) written agreement with a Governmental Entity with regard to the Tax Liability of the Company Entities for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date, (iii) installment sale or open transaction disposition made prior to the Closing Date or prior to the Closing on the Closing Date, (iv) any gain recognition agreement (as described in Treasury Regulations Section 1.367(a)-8) entered into prior to Closing, (v) any dual consolidated loss (within the meaning of Treasury Regulations Section 1.1503-2), or (vi) an intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or foreign Law) entered into on or prior to the Closing Date.

(g) None of the Company Entities or Asset Sellers (to the extent related to the Business) has received any prepaid amount or advance that has been deferred pursuant to Revenue Procedure 2004-34, 22 I.R.B. 991, Section 451(c) of the Code, or Treasury Regulation Section 1.451-8.

(h) Each of the Company Entities and Asset Sellers (to the extent related to the Business) has timely and fully deducted, withheld and timely paid all material Taxes required to be deducted, withheld and paid in connection with amounts paid, owing or allocable to any employee, independent contractor, creditor, stockholder, member, owner, or other third party and the Company Entities and Asset Sellers (to the extent related to the Business) have complied with all related reporting and recordkeeping requirements in all material respects.

(i) No Company Entity is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(j) No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Governmental Entity with respect to any Company Entity (as a Tax payer) or Asset Seller (to the extent related to the Business).

(k) Section 3.15(k) of the Disclosure Schedule sets forth the U.S. federal income tax classification of each Company Entity, and except as set forth on Section 3.15(k) of the Disclosure Schedule, each Company Entity has been so classified at all times since its formation.

(l) No Company Entity or Asset Seller (to the extent related to the Business) has consented to any extension or waiver of the limitations period applicable to any material Tax or Tax Return (other than in connection with an extension of time in which to file a Tax Return obtained in the ordinary course of business).

(m) No Company Entity or Asset Seller (to the extent related to the Business) has any liability for material Taxes of any Person (other than Seller Parties or any of their Affiliates (including any Company Entity)) (i) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (ii) as a transferee or successor, or (iii) by contract (other than a customary commercial Contract entered into in the ordinary course of business the primary purpose of which is not Taxes), or (iv) by operation of Law.

(n) All Taxes that were deferred under Section 2302(a) of the CARES Act, any similar Law or any injunction have been timely paid to the appropriate Governmental Authority.

(o) No Company Entity or Asset Seller has made an election described in Section 965(h) of the Code.

(p) No Company Entity has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(q) Except as set forth on Section 3.15(q) of the Disclosure Schedule, no Company Entity is a party to or bound by any Tax allocation or sharing agreement, other than any such agreement the principal purpose of which is not the allocation or sharing of any Tax.

(r) Each Company Entity and Asset Seller (i) is resident for all Tax purposes in its jurisdiction of formation, and (ii) does not have a permanent establishment or fixed base in a country other than its country of organization.

(s) No private letter rulings, technical advice memoranda, advance pricing agreements, tax holidays, tax abatement agreements or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Entity to or in respect of any Company Entity or a Seller Party (in the case of a Seller Party, in whole or in part related to its ownership of the Purchased Assets) that would bind such member or would be binding in respect of the Purchased Assets, in each case, after the Closing.

(t) The acquisition of any of the Purchased Equity or Purchased Assets pursuant to this Agreement will not (i) result in a recapture of any material Tax benefits granted pursuant to a Tax holiday, abatement, incentive or similar grant in effect with respect to any Company Entity or any of the

Purchased Assets, or (ii) result in the denial or withdrawal of any Tax relief sought or granted on or before Closing.

(u) None of the intangible assets acquired or deemed to be sold under this Agreement will be non-amortizable under Treasury Regulations Section 1.197-2(h)(2) following the transactions contemplated by this Agreement (taking into account the exceptions set forth in Treasury Regulations Section 1.197-2(h)(5)).

(v) The completion of the transactions contemplated by this Agreement will not cause an adjustment to the basis of any asset or any other tax attribute of any Company Entity (other than the Exhibit J Entities) under Treasury Regulations Section 1.1502-36(d) (or any similar or corresponding provision of state, local or non-U.S. Law).

(w) Except as set forth on Section 3.15(w) of the Disclosure Schedules, the Company Entities have materially complied with all applicable escheatment or unclaimed property Laws and there is no material property or material obligation of any Company Entity or Asset Sellers (including uncashed checks to vendors, customers or employees, non-refunded overpayments or credits) that is currently escheatable or currently payable to any state or municipality under any such Laws.

(x) All state-specific taxes applicable to the Business, including, but not limited to, bed taxes and privilege taxes are current and have been paid for all Company Entities and Purchased Assets related to the Business.

Section 3.16. Material Contracts.

(a) Seller has made available to Buyer correct and complete copies of, and Section 3.16(a) of the Disclosure Schedules contains a complete and accurate list of, the following Contracts (including all amendments, waivers or other changes thereto) to which a Company Entity is a party, or to which any Seller Party is a party and which relates to the Business (other than Contracts of an Asset Seller that are not primarily related to the Business and that are not a Purchased Asset) (collectively, the Contracts required to be so listed hereunder, the “Material Contracts”):

(i) Contracts with (y) any Top Payor, or (z) any Top Vendor;

(ii) any Contract, (A) with an annual commitment or annual payment on a going-forward basis by the Company Entities or Asset Sellers (to the extent that it relates to the Business) of more than $1,000,000, or (B) with an annual commitment or annual payment on a going forward basis to the Company Entities or Asset Sellers (to the extent that it relates to the Business) of more than $1,000,000;

(iii) any Contract that relates to Indebtedness of the type referenced in subsections (a), (b), (c), (d), (e), (g), (h) or, to the extent relating to obligations of a type referred to in the foregoing, (o) of the definition thereof owed by the Company Entities or Asset Sellers (in each case to the extent that it relates to the Company Entities, the Business, the Purchased Assets, Purchased Entities or the Purchased Equity) or the guarantee thereof;

(iv) any Contract relating to personal property used by the Company Entities or Asset Sellers (to the extent related to the Business) involving annual payments by the Company Entities or Asset Sellers (to the extent that it relates to the Business) in excess of $200,000;

(v) any mortgage, pledge, indenture or security agreement or similar arrangement constituting a Lien upon the assets or properties of any Company Entity or any

Purchased Assets, Purchased Entities or Purchased Equity, including any letter of credit arrangements (whether drawn or undrawn);

(vi) any Contract of the Company Entities or Asset Sellers (to the extent related to the Business) (A) for the sale or purchase of personal property having a value individually, with respect to outstanding sales or purchases thereunder, in excess of $200,000 or any other material assets or property, (B) for a Company Entity or any Seller Party to purchase any business, the equity interests or a material portion of the assets of any Person, or (C) for any merger or business combination with respect to any Company Entity or any Seller Party, in each case, which contain obligations of any party thereto which remain outstanding;

(vii) any Contract involving a commitment for capital expenditures in excess of $250,000 under which any Company Entity will have any obligations after the Closing Date;

(viii) any joint venture agreements, shareholder agreements, voting agreements (either with respect to any capital stock (or other equity interests) of the Company Entities, the appointment of directors of the Company Entities or otherwise);

(ix) any Contract between a Company Entity or Asset Seller, or any of their respective Affiliates, on the one hand, and on the other hand, any current Company Employee, officer, director, independent contractor or shareholder of a Company Entity or Asset Seller (to the extent related to the Business) providing for an annual base compensation in excess of $150,000, including any Contract for the engagement of any such Person on a consulting basis;

(x) any Contract between a Company Entity or Asset Seller, or any of their respective Affiliates, on the one hand, and on the other hand, any entity in which any of such Persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent (1%) of the stock of which is beneficially owned by any of such Persons);

(xi) any Contract (A) pursuant to which any Asset Seller (to the extent related to the Business) or Company Entity (x) is licensed or otherwise permitted to use or hold for use any rights under any Intellectual Property (but excluding (1) non-exclusive licenses or subscriptions for commercial “off-the-shelf” or “shrink-wrap” software or “software-as-a-service” that is licensed or made available for a one-time fee or an annual fee of $150,000 or less, and (2) non-negotiated, non-exclusive licenses to Intellectual Property embedded in equipment or fixtures, and licenses to Intellectual Property embedded in equipment or fixtures, and (3) non-exclusive licenses granted by customers of the Business in the Ordinary Course of Business); or (y) grants any license or otherwise permits any Person to use or hold for use any rights under any Owned Intellectual Property (but excluding non-exclusive licenses granted to customers or service providers of the Business in the Ordinary Course of Business, where such non-exclusive license is incidental or ancillary to the primary purpose of such commercial agreement); (B) relating to the acquisition, development, or divestiture of any Owned Intellectual Property; (C) adversely affecting any Company Entities’ or any Asset Sellers’ (to the extent related to the Business) ability to own, use, transfer, license, disclose, or enforce Owned Intellectual Property; or (D) to which any Asset Seller (to the extent related to the Business) or Company Entity is a party and arises out of or is related to an Intellectual Property-related dispute, including any settlement or co-existence agreement;

(xii) any change of control, severance, retention, or transaction or similar bonus Contracts with any Company Employees or any former employee or current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity;

(xiii) any Labor Agreement;

(xiv) any Contract relating to any Legal Proceeding involving any Company Entity, any Asset Seller (to the extent related to the Business), the Business or any Purchased Asset or Assumed Liability under which any Company Entity or Asset Seller has any Liabilities or material ongoing obligations, including any settlement, conciliation or consent Order providing for the resolution of any Legal Proceeding;

(xv) any Contracts granting to any Person a right of first-refusal, first-offer or similar preferential right to purchase or acquire any material assets or any equity securities of it;

(xvi) any Contracts for which any Company Entity or Asset Seller has granted ay third-party “most favored nation” pricing or similar terms;

(xvii) any Contracts which materially restrain the operating activities of the Business, including restraining the Business from freely engaging in business activities anywhere in the world or operating in any line of Business, with any Person, or in any sales channel or otherwise;

(xviii) any Contract with a Governmental Entity other than any enrollments /Contracts listed on Section 3.20(g) of the Disclosure Schedule;

(xix) Contracts with respect to the lending or investing of funds to or in other Persons;

(xx) any Contract (A) pursuant to which a Company Entity or Asset Seller (to the extent it relates to the Business) has granted “exclusivity” with respect to a particular territory or a particular product or service or that requires such Person to deal exclusively with, or grant exclusive rights or rights of first refusal or first refusal to, any customer, vendor, supplier, distributor or contractor, or (B) including minimum purchase conditions or other requirements, in either case that exceed $250,000 in any calendar year;

(xxi) any Contract, pursuant to which any of the Company Entities or Asset Sellers (to the extent it relates to the Business) is acting as a distributor; and

(xxii) any Contract that is a Related Party Agreement.

(b) Each Material Contract is valid and enforceable against the Company Entity, Asset Seller or other Seller Affiliate party thereto and, to the Knowledge of Res-Care, against each other party thereto in accordance with its terms (subject in each case to the effects of applicable bankruptcy, insolvency, fraudulent transfer or conveyance, moratorium, reorganization, preferential transfers or other Laws relating to or affecting creditors’ rights generally and to general principles of equity (collectively, the “Enforceability Exceptions”)) and is in full force and effect. Each Company Entity, Asset Seller or other Seller Affiliate has performed all of the material obligations required to be performed by it to date under the Material Contracts to which it is party and is not in material default under any Material Contract. To the Knowledge of Res-Care, no other party to any of the Material Contracts is in material default thereunder. No Seller Party has received written, or to the Knowledge of Res-Care, oral notice of any cancelation, termination, non-renewal or intention to materially decrease any usage of products or services under, or challenge to the validity or enforceability of any Material Contracts from the other parties thereto. The consummation of the Transactions will not, in and of itself, cause or result in the early expiration or termination of any Material Contract, or the acceleration of any payment, the addition of any fees or charges, the vesting or phasing out of any rights or interests or any other obligation that would not have arisen but for the consummation of the Transactions.

Section 3.17. Insurance Matters. The Company Entities and Asset Sellers (to the extent related to the Business) are covered by insurance (including self-insurance) in scope and amount customary and reasonable for the Business. Section 3.17 of the Disclosure Schedule lists each insurance policy and self-insurance arrangement of the Company Entities and Asset Sellers (to the extent related to the Business) (the “Insurance Policies”). With respect to the Insurance Policies: (a) each such policy is in full force and effect and all premiums due thereon have been paid, (b) all of such policies were placed with financially sound and reputable insurers, and are and were in amounts and had coverages that are and were reasonable and customary for Persons engaged in businesses similar to the Business, and (c) the Company Entities and Asset Sellers have complied in all material respects with the terms and provisions of such policies and no Company Entity or Asset Seller is in default with respect to its obligations under the policies applicable to it. No written, or to the Knowledge of Res-Care, oral notice has been received that indicates that material changes in any such policy are required as a condition to the continuation of coverage under, or renewal of, any such policy.

Section 3.18. Intellectual Property; IT Assets.

(a) Section 3.18(a) of the Disclosure Schedule is a correct and complete list of all Owned Intellectual Property issued by, registered with, renewed by, or the subject of a pending application before, any Governmental Entity or domain name registrar, including all registered trademarks, registered copyrights, patents, Internet domain names, and social media accounts and handles, and any applications therefor, (the “Registered Intellectual Property”) indicating for each such item, as applicable, the application and registration number and date and the applicable filing jurisdiction, and identifying the owner and registrar, and (ii) any other material Owned Intellectual Property. The Company Entities and Asset Sellers, as applicable, exclusively own (and as of the Closing, the Company Entities will exclusively own) all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (excluding Permitted Liens). The Company Entities and Asset Sellers have undertaken all commercially reasonable actions prior to the Closing Date for the maintenance, protection, prosecution and enforcement of the Registered Intellectual Property in a timely manner. The Registered Intellectual Property is duly registered in the name of a Company Entity or an Asset Seller. Except with respect to proceedings relating to the prosecution of Registered Intellectual Property before a Governmental Entity in the Ordinary Course of Business, the Registered Intellectual Property is not subject to any pending or outstanding Legal Proceeding, and in the past three (3) years has not been subject to any Legal Proceeding, including any Legal Proceeding adversely affecting or that are reasonably expected to adversely affect the applicable Company Entity’s or Asset Seller’s use or ownership thereof. There are no royalties, fees, honoraria or other payments payable to any Person by reason of the applicable Company Entity’s or Asset Seller’s ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of any Owned Intellectual Property, other than salaries and sales commissions paid to employees and sales agents in the Ordinary Course of Business and payments due pursuant to a Material Contract contemplated by Section 3.16(a)(xi) (or a Contract which meets one of the exclusions from disclosure against such Section). Each item of Owned Intellectual Property is subsisting, valid and enforceable.

(b) Except for any IT Assets comprising third-party Software that will be provided to the Business under the Transition Services Agreement, (i) the Company Intellectual Property includes all Intellectual Property and IT Assets used in the operation of the Business immediately prior to the Closing, (ii) neither the Seller nor any of its Affiliates (excluding the Company Entities) owns or is the licensee of, or otherwise uses or holds any Intellectual Property used in or necessary for the operation of the Business as currently conducted or any Owned Intellectual Property, and (iii) all Intellectual Property used in or necessary for the operation of the Business as currently conducted shall be owned or available for use by the Company Entities immediately after the Closing on terms and conditions identical to those under which the Company Entities and Seller Parties owned or used such Intellectual Property immediately prior to the Closing. The consummation of the Transactions will not cause or result in the loss or impairment of any Company Intellectual Property or Company IT Assets.

(c) In the last six (6) years, none of the Asset Sellers (to the extent related to the Business) nor Company Entities have, nor has the conduct of the Business, infringed, misappropriated, or violated, nor are any of them currently infringing, misappropriating or violating, the Intellectual Property rights of any Person. In the last three (3) years, the Seller Parties (to the extent related to the Business) and the Company Entities have not received any charge, complaint, claim, demand or notice, in each case, in writing alleging infringement, misappropriation or violation of the Intellectual Property of any Person (including any written invitation to license Intellectual Property in lieu of an infringement claim or written request or written demand to refrain from using any Intellectual Property of any Person in connection with the conduct of the Business). Except with respect to proceedings relating to the prosecution of Registered Intellectual Property before a Governmental Entity in the Ordinary Course of Business, there is no Legal Proceeding pending or, to the Knowledge of Res-Care, threatened by or against an Asset Seller (to the extent related to the Business) or Company Entity concerning the ownership, validity, registrability, enforceability, infringement, misappropriation, violation or use of any Intellectual Property. To the Knowledge of Res-Care, in the last three (3) years no Person has infringed, misappropriated, or violated, or is currently infringing, misappropriating, or violating, any Owned Intellectual Property. In the last three (3) years, none of the Seller Parties (to the extent related to the Business) or Company Entities have made any charge, complaint, claim, demand or notice, against or to any Person alleging interference, infringement, dilution, misappropriation or violation of any Owned Intellectual Property (including any invitation to license Owned Intellectual Property in lieu of an infringement claim or request or demand to refrain from using any Owned Intellectual Property).

(d) No material trade secret or other confidential information included in the Company Intellectual Property or Processed by a Company Entity or an Asset Seller (to the extent related to the Business) has been disclosed or authorized to be disclosed to any Person, other than in the Ordinary Course of Business pursuant to a non-disclosure agreement or similar instrument. In the last three (3) years, the Company Entities and Asset Sellers (to the extent related to the Business) have maintained and currently maintain commercially reasonable practices intended to protect the secrecy, confidentiality and value of such trade secrets and other trade secrets otherwise disclosed to an Asset Seller (to the extent related to the Business) or Company Entity. The Company Entities and Asset Sellers (to the extent related to the Business) have entered into valid and enforceable written agreements with each Person who has participated in the authorship, conception, creation, reduction to practice, or development of material Intellectual Property for the Company Entities, Asset Sellers (to the extent related to the Business), or Business, providing for (i) the present assignment to the Company Entities or Asset Sellers of all right, title and interest in and to all such Intellectual Property rights, and (ii) the non-disclosure by such Persons of all confidential information and other trade secrets related to the Business. No Person (including any Person who has participated in the authorship, conception, creation, reduction to practice, or development of material Intellectual Property for the Company Entities, Asset Sellers (to the extent related to the Business), or Business) is currently asserting or has grounds to assert (or has asserted) any rights to any of the Owned Intellectual Property.

(e) The Company IT Assets are sufficient for the operation of the Business as currently conducted. In the last six (6) years, the Company IT Assets have not materially malfunctioned or materially failed. The Company IT Assets do not contain any viruses spyware, malware, ransomware, worms, trojan horse, material, bugs, material faults, malicious code, or other devices or effects, or any other code, instructions, devices, or effects that (i) are intended to enable or assist any Person to access without authorization, use, modify, disclose, disable or erase any IT Assets, or (ii) otherwise prevent the Company IT Assets from performing in accordance with the documentation therefor. In the last six (6) years, there has been no material failure with respect to any Company IT Assets that have not been remedied or replaced in all material respects. The Business and Company Entities and Asset Sellers, with regard to the conduct of the Business have not used or run unsupported, unpatched, or end-of-life software or operating systems on their network or Company IT Assets. The Asset Sellers (to the extent related to the Business) and Company Entities have implemented a written comprehensive information security program, taken commercially reasonable steps, and are in material compliance with applicable Data Protection Obligations and the Health Information Trust Alliance assessment and certification requirements to (1) protect the confidentiality, integrity, availability, and security of the Company IT Assets and all information stored or contained therein or transmitted thereby, including without limitation, all trade secret or other confidential information included in the Company Intellectual Property or Processed by a Company Entity or an Asset Seller and Personal Information, from any theft, corruption, destruction, dissemination, exfiltration, loss or unauthorized Processing, use, access, interruption or modification, (2) ensure that all Company IT Assets operate and run in a reasonable business manner in all respects, and (3) to provide for the remote-site back-up of data and information used in the conduct of the Business including, without limitation, all trade secret or other confidential information included in the Company Intellectual Property or Processed by a Company Entity or an Asset Seller and Personal Information, and have in place disaster recovery and business continuity plans, procedures and facilities and test such plans and procedures on a regular basis (“Information Security Program”). In the last three (3) years, the Company Entities and the Asset Sellers have not been subjected to an audit of any kind in connection with any Contract pursuant to which they use any third-party Company IT Asset.

(f) Other than employee, independent contractor and third-party software developer Contracts in the Ordinary Course of Business, no Company Software is subject to any Contract, such as a source code escrow agreement, that grants to any Person any current, contingent or other right to access or otherwise receive any source code that is part of the Company Software. No Company Software uses any Open Source Software that (other than with respect to the Open Source Software itself): (i) would require any portion of the Company Software to be disclosed, delivered, distributed, licensed or otherwise made available to any Person in source code form, (ii) limits a Company Entity’s or an Asset Seller’s freedom to seek full compensation in connection with the marketing, licensing or distribution of any of the Company Software, or (iii) allows any Person to relicense, decompile, disassemble, or otherwise reverse engineer any Company Software. The Company Entities have in their possession the source code and documentation for all Company Software as reasonably necessary to enable competently skilled programmers and engineers to use, update, and enhance the Company Software.

Section 3.19. Privacy and Security; HIPAA.

(a) The Business, the Company Entities, and the Asset Sellers (to the extent related to the Business) maintain website privacy policy(s) regarding the collection, use, disclosure, and Processing of Personal Data and notices of privacy practices regarding the collection, use, and disclosure of Protected Health Information in the form and manner required by HIPAA and have been in compliance in all material respects with such website privacy policy(s) and notices of privacy practices. For the last six (6) years, the Business, including any Processing of Personal Data by or on behalf of the Business, and the Company Entities and the Asset Sellers (to the extent related to the Business) have been in compliance with all applicable Data Protection Obligations and Healthcare Privacy Laws in all material respects, including without limitation: (i) entering into all data processing agreements to the extent required by Data Protection Obligations in the form required by Data Protection Obligations; (ii) making all required notifications of “Breaches” of “Unsecured” Protected Health Information (as such terms are defined in HIPAA) consistent with HIPAA and breaches of Personal Data consistent with Data Protection Obligations; (iii) implementing commercially reasonable and appropriate safeguards to achieve and maintain compliance with the HIPAA Security Standards for the Protection of Electronic Protected Health Information and reasonable security standards required by the Data Protection Obligations; and (iv) implementing written privacy, security, and breach notification policies and procedures regarding Protected Health Information to the extent required by, and in compliance in all material respects with, HIPAA and Data Protection Requirements. The

Business, including any Processing of Personal Data by or on behalf of the Business, and the Company Entities and the Asset Sellers (to the extent related to the Business) do not and have not sold, shared, or rented any Personal Data created, received, maintained, transmitted, used, disclosed, or Processed by or for the Business in violation of Data Protection Obligations. No Person has withdrawn his/her consent to any use or Processing of his or her Personal Data or requested erasure of or amendment to Personal Data by the Business, and the Company Entities and the Asset Sellers (to the extent related to the Business) in the six (6) years prior to the Agreement Date where the Business, the Company Entities, and the Asset Sellers (to the extent related to the Business) have not complied with such request or declined such request in compliance with the Data Protection Obligations. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, including any direct or indirect transfer of Personal Data resulting from such transactions, will violate any Data Protection Obligations or any of the Business’s, the Company Entities’, or the Asset Sellers’ (to the extent related to the Business) policies, contracts, notices(s) of privacy practices, or website privacy policies(s) as such currently exist or as existed at any time during which such Personal Data was collected or obtained.

(b) At all times in the last three (3) years, the Company Entities and Asset Sellers (to the extent related to the Business) have established, implemented and currently implement, and maintain and enforce the Information Security Program that, with regard to Personal Data, material trade secret or other confidential information included in the Company Intellectual Property or Processed by a Company Entity or an Asset Seller (to the extent related to the Business), and IT Assets used to Process such Personal Data, material trade secret or other confidential information included in the Company Intellectual Property, includes without limitation, commercially reasonable administrative, physical and technical safeguards to ensure the confidentiality, integrity, availability, and security of Personal Data and any trade secrets or other confidential information or data Processed by or on behalf of the Business, including without limitation, electronic Protected Health Information (as such term is defined in HIPAA) that materially comply with all applicable Data Protection Obligations. The Information Security Program complies in all material respects with Data Protection Obligations, the National Institute of Standards and Technology Cybersecurity Framework, the National Institute of Standards and Technology Security and Privacy Controls for Information Systems and Organization (SP 800-53), the Center for Internet Security Critical Security Controls, the IT Governance Institute Control Objective for Information Technology, and the Health Information Trust Alliance assessment and certification requirements. There have not been any incidents of, or, to the Knowledge of Res-Care, any allegations by any Person of, any Security Breaches, including any related to or that have affected the Business, Asset Sellers (to the extent related to the Business) or Company Entities, including any Person that has Processed Personal Data on behalf of the Business. There has been no breach of security, malware attack, or other incident or Security Breach that would require notification to any Person under applicable Data Protection Obligations based on unauthorized access, use, disclosure, acquisition or misappropriation of any Personal Data in the possession or control of a Company Entity or Asset Seller (to the extent related to the Business). None of the Seller Parties nor any of the Company Entities have sent or been required to send, or received, any notice regarding (including of any claims, investigations (including investigations by a Governmental Entity), or alleged violations of) any Data Protection Obligations with respect to the Processing of Personal Data by or on behalf of the Business or any Security Breach. In the last six (6) years, the Company Entities and the Asset Sellers, with regard to the conduct of the Business, have completed annual risk assessments conducted by third parties of the Information Security Program including, without limitation, risk assessments in compliance with Data Protection Obligations, implemented written mitigation plans, and used reasonable best efforts to remedy any vulnerabilities identified by such tests. As of the Agreement Date, no Company IT Assets contain any outstanding critical- or high-severity threats, vulnerabilities, or deficiencies. The Company Entities maintain an accurate and up-to-date data map in compliance with Data Protection Obligations.

(c) The Company Entities and Asset Sellers (to the extent related to the Business) have, and throughout the last six (6) years have had, maintained, and enforced, privacy and security policies that comply in all material respects with applicable requirements of Healthcare Privacy Laws and all Data

Protection Obligations (collectively, “Privacy and Security Policies and Procedures”). Each Company Entity and each Asset Seller (to the extent related to the Business) complies, and throughout the last three (3) years has complied, in all material respects, with all such Privacy and Security Policies and Procedures. The Company Entities and Asset Sellers (to the extent related to the Business) are, and for the past three (3) years have been, in compliance in all material respects with the requirement that each Company Entity or Asset Seller, as applicable, enter into a written business associate agreement with each Person who is a “business associate” or “subcontractor” as set forth in and in compliance with HIPAA. Except as set forth on Section 3.19(c) of the Disclosure Schedule, the Company Entities and Asset Sellers (to the extent related to the Business) have not received, in the last six (6) years, written inquiries or notices of complaints or audits from the U.S. Department of Health and Human Services – Office of Civil Rights, the U.S. Department of Justice, the Federal Trade Commission, the Attorney General of any state or territory of the United States, any other Governmental Entity or any other Person alleging inappropriate Processing of Personal Data or a violation of any applicable Data Protection Obligations or Healthcare Privacy Law, including without limitation HIPAA, and to Res-Care’s Knowledge, there are no facts or circumstances which could form the basis for any such non-random inquiry or complaint or compliance audit. Except as set forth on Section 3.19(c) of the Disclosure Schedule, in the last six (6) years, no Company Entity nor any Asset Seller (to the extent related to the Business) has received written notice of, and there is no litigation pending or threatened, and there is no inquiry, or investigation pending or threatened in writing with respect to any alleged violation of Healthcare Privacy Laws or Data Protection Obligations by any Company Entity or Asset Seller (to the extent related to the Business), and to Res-Care’s Knowledge, there are no facts or circumstances which could form the basis of any such litigation, inquiry, or investigation.

(d) The Business, Company Entities, and Asset Sellers do not authorize any third party to input into or use Personal Data, trade secret or other confidential information included in the Company Intellectual Property (to the extent related to the Business) to train any AI Technology. The Business, Company Entities, and Asset Sellers have not inputted into or used Personal Data Personal Data, trade secret or other confidential information included in the Company Intellectual Property (to the extent related to the Business) into any open-source AI Technology or any AI Technology not owned by Company Entities.

Section 3.20. Healthcare Compliance.

(a) The operations of the Company Entities and the Business are, and during the past six (6) years, have been in compliance in all material respects with applicable Healthcare Laws. During the six (6) years, no Company Entity or Asset Seller has received any written notice from any Governmental Entity or any other Person alleging a material violation of any such Healthcare Laws with respect to the operations of the Business. There are no Legal Proceedings pending by or before any Governmental Entity or, to the Knowledge of Res-Care, threatened, which allege a violation of Healthcare Laws by any Company Entity or any Asset Seller (to the extent related to the Business) in any material respect. In the last six (6) years, no Company Entity nor any Asset Seller (to the extent related to the Business) has (i) been served with or received any search warrant, subpoena, civil investigative demand or other demand for records from any Governmental Entity regarding or alleging a violation of Healthcare Laws in any material respect by such Company Entity or Asset Seller (to the extent related to the Business), or (ii) made a voluntary disclosure to any Governmental Entity for a violation of a Healthcare Law in any material respect.

(b) Neither the Company Entities, any Asset Seller (as it relates to the Business) nor, to the Knowledge of Res-Care, any current owners, officers, directors, employees or managers thereof are or have been in the past six (6) years (i) debarred, excluded or suspended from participating in any Governmental Payor Program, (ii) subject to a civil monetary penalty or civil investigative demand, sanctioned or convicted of a felony, or been convicted of a crime described at 42 U.S.C. § 1320a-7b or pled nolo contendere or to sufficient facts, in connection with any material violation of any applicable Healthcare

Law, or (iii) party to a corporate integrity agreement, deferred prosecution agreement or any similar agreement with any Governmental Entity.

(c) The Company Entities and Asset Sellers (as it relates to the Business) maintain (and have maintained for the past six (6) years) a compliance program having in all material respects the elements of an effective corporate compliance and ethics program.

(d) Each Company Entity and each Asset Seller (as it relates to the Business), to the extent such Company Entity or Asset Seller participates in one or more Third-Party Payor Programs is, and during the past six (6) years has been, (i) is actively enrolled in good standing and in possession of a valid and current provider agreement together with one or more provider numbers evidencing its participation in the Third-Party Payor Program, (ii) qualified in all material respects to participate in Third-Party Payor Programs in which such entity participates or participated, and (iii) in compliance in all material respects with each Third-Party Payor Program Agreement, including the conditions of participation associated with such Third-Party Payor Program, to which such entity is, or was, party or by which such entity is, or was, bound. No Company Entity or any Asset Seller (as it relates to the Business) has, at any time in the last six (6) years, (i) been terminated, suspended, disenrolled or otherwise disqualified as a participating provider from any Third-Party Payor Program, or (ii) received any written notice indicating that such entity’s qualification as a participating provider in any Third-Party Payor Program will be terminated or suspended. No Legal Proceeding is pending or, to the Knowledge of Res-Care, threatened in writing to terminate or suspend any Company Entity’s participation in any material Third-Party Payor Program.

(e) Except as set forth in Section 3.20(e)(i) of the Disclosure Schedule, no Company Entity or any Asset Seller (as it relates to the Business) has received written notice during the past six (6) years of (i) any actual violation of, or failure to be in compliance with, in any material respect, any Third-Party Payor Program Agreement, or (ii) any material audit or investigation regarding such entity’s participation in any Third-Party Payor Program other than in the Ordinary Course of Business. Except as set forth in Section 3.20(e)(ii) of the Disclosure Schedule, no Company Entity or Asset Seller (as it relates to the Business) is the subject of any written demand for, or written notice of, any material, unresolved denials of payment, recoupments, or overpayments with any Third-Party Payor in excess of $50,000. Except as set forth in Section 3.20(d)(iii) of the Disclosure Schedule, other than in the Ordinary Course of Business, there is no active (A) material audit, inspection or investigation by any Third-Party Payor in excess of $50,000, or (B) material appeal before or other material Legal Proceeding before any Third-Party Payor in excess of $50,000.

(f) For the last six (6) years, the Company Entities and the Asset Sellers (as it relates to the Business) have timely filed all material reports and such reports and billings were prepared in compliance in all material respects with all applicable Healthcare Laws governing reimbursement and claims, as well as applicable Third-Party Payor Program Agreements.

(g) Each Company Entity and Asset Seller (as it relates to the Business) currently holds all material Governmental Approvals that are required under applicable Healthcare Laws in connection with the conduct of the Business as currently conducted, including with respect to payments or reimbursements received from patients or Third-Party Payors with respect to the provision of health care services; and all such material Governmental Approvals are listed on Section 3.20(g)(i) of the Disclosure Schedule (collectively, the “Healthcare Permits”). The Healthcare Permits are valid and in full force and effect and neither any Company Entity or Asset Seller (as it relates to the Business) is, or in the past six (6) years has been, in any material respect, in breach or violation of, or default under, any Healthcare Permit. There is no pending or, to the Knowledge of Res-Care, threatened Legal Proceeding by or before any Governmental Entity or accreditation authority to revoke, cancel, rescind, suspend, restrict, or refuse to renew any such Healthcare Permit in any material respect. The Sellers have made available to Buyer complete and correct copies of all material audits and examinations, including licensure surveys (other than audits and examinations that did not have any material adverse findings against a Company Entity or an Asset Seller (as it relates to the Business)) performed with respect to the Business, to the extent applicable, by any health care regulatory related Governmental Entity in the past year (the “Audit Reports”), along with the responses thereto by such Company Entity or Asset Seller, as applicable. Other than as set forth in the Audit Reports, or as set forth in Section 3.20(g)(ii) of the Disclosure Schedule: (i) no material deficiencies have been asserted against a Company Entity or Asset Seller (as it relates to the Business) nor any referral holds or suspensions by any such Governmental Entity with respect to the Healthcare Permits; (ii) in the past six (6) years, no single fine or penalty in excess of $10,000 has been imposed on a Company Entity or Asset Seller (as it relates to the Business) by any Governmental Entity in connection with the Healthcare Permits; and (iii) other than in the Ordinary Course of Business, no audits or examinations are currently being performed or, to the Knowledge of Res-Care, are scheduled to be performed. The Company Entity or Asset Seller (as it relates to the Business) have completed, or are currently in the process of completing, all plans of correction or other filed responses to any such Governmental Entities, including plans of correction or responses to all Audit Reports, and have not received written notice from any Governmental Entities of any material violation or non-compliance therewith that are pending.

(h) To the Knowledge of Res-Care, all employees and independent contractors of the Company Entities and Asset Sellers (as it relates to the Business), who are required by applicable Healthcare Law to hold a license, permit, registration, approval or other designation from a Governmental Entity in order to provide services for or on behalf of, any Company Entity or Asset Seller (as it relates to the Business) (the “Licensed Personnel”) are, and for the past six (6) years have been, duly licensed, registered, or approved by, as applicable, and in good standing with the applicable Governmental Entity, in each case, except as would not be material to the Business. To the Knowledge of Res-Care, the Licensed Personnel are, and for the past six (6) years have been, providing services for or on behalf of any Company Entity or Asset Seller (as it relates to the Business) in accordance in all material respects with the scope of practice and supervision requirements set forth in applicable Healthcare Laws.

(i) Each COVID-19 Financial Assistance Application submitted by or on behalf of any Company Entity or Asset Seller for COVID-19 Financial Assistance was and is true, correct and complete in all material respects and was otherwise completed in accordance with all applicable Law (including, for the avoidance of doubt, the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof). Each Company Entity and Asset Seller has complied in all material respects with all requirements relating to the CARES Act and other COVID-19 Measures, including all reporting and auditing requirements.

(j) The Seller Parties are not currently participating in and, in the past six (6) years have not participated in the 340B Drug Pricing Program, as set forth at 42 U.S.C. §256b.

(k) Except as set forth on Section 3.20(k) of the Disclosure Schedule, for the last six (6) years, the Seller Parties have not made, and are not in the process of making, a voluntary self-disclosure under the Self-Referral Disclosure Protocol established by the Secretary of HHS pursuant to section 6409 of the ACA, or under the self-disclosure protocol established and maintained by HHS’ Office of the Inspector General, or to any United States Attorney or other Governmental Authority, except for any disclosure subject to a final settlement agreement (a copy of which shall have been made available to Buyer). Except as set forth in on Section 3.20(k) of the Disclosure Schedule, the Seller Parties are not currently considering any such self-disclosure, and the Seller Parties have no obligation to make any such self-disclosure in lieu of repayment under section 6402(a) of the ACA.

Section 3.21. Brokers. Except as set forth on Section 3.21 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by and on behalf of the

Company Entities, any Seller Party or any of their respective Affiliates that would become a Liability of a Company Entity or Buyer after Closing.

Section 3.22. Transactions with Affiliates. Except for the Transaction Documents or pursuant to a Contract that is disclosed in Section 3.22 of the Disclosure Schedule, as of the date hereof and as of the Closing, there are no Contracts between or among Seller Parties or any Affiliate of a Seller Party, on the one hand, and a Company Entity, on the other hand, in respect of the Business. Except as set forth on Section 3.22 of the Disclosure Schedule, no Insider: (a) owns any property or right, whether tangible or intangible, which is developed for, used or held for use in, or necessary for, the operation or conduct of the Business; (b) owes any money to or is owed money from any Company Entity or Asset Seller; (c) is a party to any Contract with any Company Entity or any Asset Seller or that is used in the Business (collectively, the “Related Party Contracts”); or (d) provides services or resources to any Company Entity, Asset Seller, or the Business or is dependent on services or resources provided by any Company Entity or Asset Seller or the Business. Except as described on Section 3.22 of the Disclosure Schedule, no Seller Party nor any other Insider has any material direct or indirect interest in (i) any competitor, client, customer or supplier of any Company Entity, Asset Seller, or the Business, (ii) any Person from whom or to whom any Company Entity, Asset Seller, or the Business leases any real or personal property, or (iii) any other Person with whom any Company Entity, Asset Seller, or the Business has any material business relationship. Neither any Company Entity nor any Asset Seller has guaranteed any Liabilities of any Insider. Neither any Company Entity nor any Asset Seller has transferred any assets, properties, employees or other service providers to any Seller Party at any time since June 30, 2024.

Section 3.23. Top Payors and Top Vendors.

(a) Section 3.23(a) of the Disclosure Schedule sets forth a list of the top twenty (20) Third-Party Payors of the Business measured by the dollar value of gross reimbursements earned from such payor for (x) the twelve (12)-month period ended December 31, 2023, and (y) the seven (y)-month period ended July 31, 2024 (each, a “Top Payor”). At no time in the past three (3) years has any Company Entity or any of their respective Affiliates received any written notice from any Top Payor that such Top Payor has or is considering or intends, anticipates or otherwise expects to terminate, materially modify or amend, or not renew such Top Payor’s agreement or relationship with the applicable Company Entity or the Business.

(b) Section 3.23(b) of the Disclosure Schedules sets forth the top twenty (20) vendors based on the aggregate dollar amount of payables by the Business for (x) the twelve (12)-month period ended December 31, 2023, and (y) the seven (7)-month period ended July 31, 2024 (each, a “Top Vendor”). At no time in the past three (3) years has any Company Entity or any of their respective Affiliates received any notice from any Top Vendor that such Top Vendor has or is considering or intends, anticipates or otherwise expects to terminate, materially adversely modify or materially amend, or not renew such Top Vendor’s agreement or relationship with the applicable Company Entity or the Business.

(c) Except as set forth on Section 3.23(c) of the Disclosure Schedule, at no time in the past three (3) years has there been any material claim for indemnification, contribution, reimbursement, or subrogation by or against any Company Entity or the Business with respect to any Top Payor or Top Vendor.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller Parties as follows:

Section 4.1. Organization and Power. Buyer is a corporation, duly organized and validly existing under the Laws of the jurisdiction of its incorporation. Buyer has all requisite corporate power and authority to (a) enter this Agreement and the Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder, and (b) own, lease and operate its properties and to carry on its businesses as now conducted, except where the failure to be duly organized and existing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the Transactions.

Section 4.2. Authority. The execution, delivery and performance by Buyer of each Transaction Document to which it is a party, and the consummation of the Transactions and any other transactions contemplated by the Transaction Documents, to which Buyer is a party, have been duly and validly authorized by all requisite corporate action of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery or performance of the Transaction Documents to which Buyer is a party. Each of the Transaction Documents to which Buyer is a party has been duly executed and delivered by Buyer and constitutes the valid and legally binding obligation of Buyer enforceable against Buyer in accordance with its respective terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

Section 4.3. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by and on behalf of Buyer or any of its Affiliates that would become a Liability of a Seller Party or any of their Affiliates after the Closing.

Section 4.4. Consents and Approvals; No Violation.

(a) Except as set forth on Section 4.4 of the Disclosure Schedule, no Governmental Approval is necessary for the execution, delivery, or performance by Buyer of this Agreement or any of the other Transaction Documents to which Buyer is a party or the consummation by Buyer of the Transactions or any other transactions contemplated by the other Transaction Documents to which Buyer is a party, except (i) as required under Antitrust Laws, or (ii) which would not reasonably be expected to have, individually, or in the aggregate, a material adverse effect on the ability of Buyer to consummate the Transactions.

(b) Neither the execution, delivery and performance of this Agreement or any other Transaction Document to which Buyer is a party by Buyer nor the consummation by Buyer of the Transactions or other transaction contemplated by a Transaction Document to which Buyer is a party will (i) conflict with or result in any material breach of any provision of the Governing Documents of Buyer, (ii) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien) under, any of the terms, conditions or provisions of a Contract to which Buyer is a party or by which Buyer is bound or affected, or (iii) assuming compliance with the matters described in Section 3.8(a) and Section 5.16, violate any Law applicable to Buyer or either of their respective properties or assets, except in the case of clauses (ii) or (iii) for any such violations, losses, defaults, accelerations, terminations, cancellations or Liens that, individually, or in the aggregate, are not reasonably expected to have a material adverse effect on the ability of Buyer to consummate the Transactions.

Section 4.5. Litigation. There is no Legal Proceeding against Buyer or its Affiliates pending, threatened in writing or, to the Knowledge of Buyer, threatened orally, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the Transactions.

Section 4.6. Investment Intent. Buyer is acquiring the Purchased Equity as an investment for its own account and not with a view to the distribution thereof. Buyer has no present intention to sell, transfer, assign, pledge or hypothecate any of the Purchased Equity except in compliance with any federal and applicable state securities Laws or an exemption therefrom.

Section 4.7. Financing.

(a) Buyer is party to, and has accepted a fully executed commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes and other attachments thereto, as amended, supplemented or otherwise modified, waived or replaced from time to time in accordance with the requirements of Section 5.21, the “Debt Commitment Letter”), from the Debt Financing Sources party thereto, pursuant to which such Debt Financing Sources have agreed, on the terms and subject to the conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) On or prior to the date of this Agreement, Buyer has delivered to Res-Care true, complete and correct copies of the executed Debt Commitment Letter and the fee letter related thereto, subject, in the case of such fee letter, to redaction of the fees, “market flex” provisions, other pricing terms, original issue discount amounts, yield and interest rate caps, successful syndication levels and other economic or other provisions that are customarily redacted in connection with transactions of this type and that, in the case of each such redaction, neither adversely affect the availability of the Debt Financing on the Closing Date, the conditionality or the enforceability of the Debt Financing, nor permit reducing the Debt Financing to an amount that would be insufficient for Buyer to provide the Purchase Funds on the Closing Date.

(c) Except as expressly set forth in the Debt Commitment Letter, as of the date of this Agreement, there are no (i) conditions precedent to the obligations of the Debt Financing Sources to provide the Debt Financing, or (ii) contingencies that would permit the Debt Financing Sources to reduce the aggregate amount of the Debt Financing committed to be provided under the Debt Commitment Letter, including any condition or other contingency relating to the aggregate amount of the Debt Financing committed to be provided under the Debt Commitment Letter or availability of the Debt Financing pursuant to any “market flex” provision. As of the date of this Agreement, assuming satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement, Buyer has no reason to believe that it will be unable to satisfy all the conditions to be satisfied by it or any other Buyer Group Member and within their control in the Debt Commitment Letter on or prior to the Closing Date. As of the date of this Agreement, to the Knowledge of Buyer, no event has occurred that with or without notice, lapse of time or both, would constitute a default or breach by the Buyer under the Debt Commitment Letter that would result in the failure of any conditions to be satisfied by Buyer or any other Buyer Group Member. As of the date of this Agreement, there are no side letters, agreements or contracts to which Buyer is a party relating to the Debt Financing that would adversely affect the availability, conditionality, amount or enforceability of the Debt Financing committed to be provided under the Debt Commitment Letter.

(d) The Debt Financing, when funded in accordance with the Debt Commitment Letter (and notwithstanding any “market flex” provisions of the fee letter) and when combined with available cash of Buyer and its Affiliates (“Buyer Available Cash”) will, in the aggregate, provide Buyer with cash proceeds on the Closing Date sufficient for Buyer to make the payment of the Estimated Purchase Price and satisfy all of the other payment obligations of Buyer under Section 2.4(a) of this Agreement and under the Debt Commitment Letter and the related fee letter (the “Purchase Funds”).

(e) As of the date of this Agreement, (i) the Debt Commitment Letter constitutes the legal, valid and legally binding obligation of Buyer and, to the Knowledge of Buyer, of the Debt Financing

Sources party thereto, enforceable against Buyer and, to the Knowledge of Buyer, the Debt Financing Sources party thereto, in each case, in accordance with the terms of the Debt Commitment Letter, in each case, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions, (ii) the Debt Commitment Letter is in full force and effect, (iii) no event has occurred which (with or without notice, lapse of time or both) would constitute a failure to satisfy a condition to the funding of the Debt Financing on the Closing Date applicable to Buyer and to be satisfied by any Buyer Group Member under the terms and conditions of the Debt Commitment Letter, (iv) assuming the satisfaction of the conditions contained in Section 7.1 and Section 7.2 of this Agreement, Buyer does not have any reason to believe that any of the conditions to the funding of the Debt Financing set forth in the Debt Commitment Letter that are to be satisfied by any Buyer Group Member will not be satisfied by any Buyer Group Member on the Closing Date, and (v) Buyer has paid or caused to be paid in full all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement.

(f) As of the date of this Agreement, (i) the Debt Commitment Letter has not been modified or amended and to the Knowledge of the Buyer, no modification of, or amendment to, the Debt Commitment Letter is currently contemplated (provided that neither (x) the existence or exercise of the “market flex” provisions contained in the fee letter related to the Debt Commitment Letter, nor (y) amendments or modifications to the Debt Commitment Letter relating to adding lenders, lead arrangers, bookrunners, syndication agents or other parties that have not executed the Debt Commitment Letter as of the date hereof, shall constitute an amendment or modification of the Debt Commitment Letter, so long as it does not add new (or adversely modify any existing) conditions to the consummation of all or any portion of the Debt Financing necessary to consummate the transactions contemplated by this Agreement on the Closing Date); and (ii) to the Knowledge of the Buyer, (x) the commitments under the Debt Commitment Letter have not been withdrawn or rescinded in any respect and (y) no withdrawal or rescission thereof is contemplated.

(g) Buyer acknowledges that, the receipt of proceeds from the Debt Financing by Buyer or any of its Affiliates shall not be a condition to the obligations of Buyer under this Agreement and that, subject only to Section 9.13(b), the Seller Parties may enforce their right to specific performance or other equitable remedies pursuant to Section 9.13.

Section 4.8. Solvency. Buyer is not entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of Buyer or any Company Entity. Assuming (a) the accuracy of the representations and warranties of the Sellers and the Company Entities contained in this Agreement, (b) the conditions to the obligation of Buyer to consummate the Closing set forth in Section 7.1 will be satisfied as of the Closing Date, (c) each of the Company Entities and the Business is solvent immediately prior to the Closing, and (d) the absence of Fraud of the Seller Parties, then, at and immediately after the Closing, and immediately after giving effect to the Transactions, Buyer and its Subsidiaries (including the Company Entities) on a consolidated basis (i) will not have liabilities the fair value of which exceeds the fair value of their assets; and (ii) will not have incurred and will not incur debts beyond its ability to pay as they become absolute and matured. For purposes of this Section 4.7(g), the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

Section 4.9. R&W Insurance Policy. Buyer or an Affiliate has conditionally bound the R&W Insurance Policy as of the date this Agreement.

Article V
CERTAIN COVENANTS AND AGREEMENTS

Section 5.1. Certain Actions to Close Transactions. Subject to the terms and conditions of this Agreement and except as otherwise expressly set forth in this Agreement (including in Section 5.16), from the Agreement Date until Closing or the earlier termination of this Agreement, each Party will use its reasonable best efforts to promptly fulfill, and to cause to be promptly satisfied, the conditions in Article VII (but with no obligation to waive any such condition) and to consummate and effect the Transactions as promptly as practicable and in any event prior to the Final Date, including to cooperate with and assist each other in all reasonable respects in connection with the foregoing. Except as otherwise requested by Buyer prior to the Closing, the Seller Parties will obtain resignations from each director and officer of the Company Entities, resigning from all positions with the Company Entities effective as of the Closing.

Section 5.2. Pre-Closing Conduct of Business.

(a) From the Agreement Date until Closing or the earlier termination of this Agreement, except (i) as expressly required by this Agreement, (ii) as required by applicable Law, or (iii) with the prior written consent of Buyer, which will not be unreasonably withheld, conditioned or delayed, Res-Care will, and will cause the other Sellers and Company Entities to, conduct the Business in the Ordinary Course of Business in all material respects; provided, the Company Entities may distribute all available Cash or use any available Cash to repay any Indebtedness and Transaction Expenses prior to the Effective Time.

(b) From the Agreement Date until Closing or the earlier termination of this Agreement, except (i) in accordance with Section 5.18 hereof, (ii) as expressly required by this Agreement, (iii) as required by applicable Law, or (iv) with the prior written consent of Buyer, which will not be unreasonably withheld, conditioned or delayed, Res-Care will not, and will cause the other Sellers (each restricted activity solely to the extent it relates to the Business, the Purchased Assets or the Assumed Liabilities) and Company Entities (other than to the extent any restricted activity is solely related to a business that is not being acquired by Buyer in the transactions contemplated hereby) not to:

(1) amend, terminate or otherwise modify the Governing Documents of a Company Entity;

(2) effect any recapitalization, reclassification, equity split, combination, subdivision or like change in any Company Entity’s capitalization;

(3) subject to any Lien any Purchased Assets, assets of any Purchased Entity or any Purchased Equity or other assets (whether tangible or intangible), in each case, that are material to the Business, except for Permitted Liens and Liens that will be released at or in connection with the Closing (including those related to Closing Indebtedness);

(4) (A) acquire (including by merger or consolidation) any material properties or material assets, or (B) sell, assign, license (other than non-exclusive licenses to Company Intellectual Property granted by Company Entities to customers or providers in the Ordinary Course of Business), transfer, convey, lease, abandon, permit to lapse or otherwise dispose of any assets, including Company Intellectual Property, material to the Business (except for the purpose of disposing of obsolete or worthless tangible assets or to the extent such assets are replaced with like assets of equivalent value);

(5) issue, authorize the issuance of, sell, pledge, transfer, dispose, encumber, redeem, repurchase, acquire, or amend any of the terms of any equity securities of, or any securities convertible into or exchangeable for, equity securities of a Company Entity, or grant any options, warrants, phantom equity, other equity-based compensation or any other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity interests or any debt securities of a Company Entity;

(6) declare, set aside, make or pay any non-cash distribution with respect to its equity securities or make any redemption or purchase of its equity securities;

(7) settle, agree to settle, waive or otherwise compromise any pending or threatened claim for an amount in excess of $250,000 beyond established reserves;

(8) (A) create, incur or assume, guarantee, or become obligated with respect to any Indebtedness of the type described in clauses (a) or (b) of the definition thereof, or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, any such Indebtedness of any Person or make any loans, advances, guarantees or capital contributions to, or investments in any other Person, other than (I) Indebtedness among the Purchased Entities, (II) Indebtedness with respect to instruments of Indebtedness existing as of the date of this Agreement, (III) Indebtedness that will be repaid on or before the Closing Date, or (IV) other Indebtedness under existing revolver lines of credit incurred in the Ordinary Course of Business for working capital purposes, in accordance with the terms thereof; (B) grant, pledge, or assume any Lien (other than Permitted Lien) on any material asset of any Company Entity or on the Purchased Assets or Purchased Equity; or (C) cancel any debts or owed amounts to or claims held by any Company Entity or that is included in the Purchased Assets;

(9) enter into or agree to enter into any merger, consolidation or other combination with any other Person, or acquire the securities or assets of any other Person, or restructure, reorganize or completely or partially liquidate (or adopt a plan of liquidation, dissolution, merger, consolidation, reorganization, share exchange, restructuring or recapitalization), or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(10) other than as required under the terms of a Business Benefit Plan listed on Section 3.12(a) of the Disclosure Schedule, a Labor Agreement, or as required by applicable Law or to comply with the Transition Services Agreement, (A) increase or commit to increase the compensation or benefits payable to any Company Employee or any former employee or current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity whose annual base compensation exceeds $150,000, (B) grant, pay or announce any bonus, severance, termination pay or benefit, other compensation or any equity or equity-based awards to any Company Employee or any former employee or any current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity, (C) adopt, establish, amend, modify, waive or terminate any Business Benefit Plan, or any plan, contract, policy, program, fund or arrangement that would be a Business Benefit Plan if in effect on the date hereof, other than renewals of group welfare insurance policies funding Business Benefit Plans or other actions taken in the Ordinary Course of Business that apply generally to Company Employees and other employees of Res-Care and its Affiliates, (D) other than disclosed on Section 3.12(h) or Section 3.12(i) of the Disclosure Schedules, take any action to accelerate the payment, vesting or funding of any compensation or benefit payable to any Company Employee or any former employee or current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity, (E) hire, engage, promote or terminate (other than for cause) the employment or engagement of any employee or independent contractor earning annual base compensation or consulting fees in excess of $150,000, (F) implement or announce any layoffs, reductions-in-force, furloughs, or similar personnel actions affecting 25 or more Company Employees or implicating the WARN Act, (G) negotiate, enter into, amend, terminate, modify or extend any Labor

Agreement, or recognize any Union as the representative of any Company Employees other than (i) as contemplated by Section 5.8(e), or (ii) extensions or successor agreements in the Ordinary Course of Business, provided that Res-Care will consult with Buyer prior to taking any such actions that will result in material economic concessions or material operational restrictions, or (H) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor of the Company Entities or the Business;

(11) other than as contemplated under this Agreement, (A) transfer any employees or individual service providers into or out of the Company Entities or to an Asset Seller (with respect to the Business), (B) modify the duties of any employee of any Seller Party such that he or she primarily provides services to the Business, or (C) modify the job duties of any Company Employee such that they no longer primarily provide services on behalf of the Business;

(12) make any material change in any claims, administration, investment, reserving, financial or accounting methods, policies, practices, or principles, except as required by applicable Laws or GAAP or make any material change in cash management practices (including with respect to accounts receivable and accounts payable) or make any material write down in the value of its assets;

(13) make, change, or revoke any material Tax election, change any annual Tax accounting period, adopt, or change any method of Tax accounting, amend or re-file any Tax Returns, enter into any closing agreement as described in Section 7121 of the Code (or any similar provision of any state, local or non-U.S. Tax Law) with respect to Taxes, surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, settle or compromise any Tax claim, audit or assessment or Tax Liability;

(14) commence, institute, settle, or compromise any litigation or other Legal Proceeding (whether or not commenced prior to the date of this Agreement), other than settlements or compromises of litigation or other Legal Proceedings where the settlement payment is paid prior to the Closing or is paid by any Person other than a Company Entity; provided, that the foregoing shall not permit a Company Entity to settle any litigation, claim or other Legal Proceeding that would impose restrictions, obligations or changes on the business or operations of any Company Entity or the Business (other than customary confidentiality and non-disparagement obligations and customary release of claims provisions) or that does not include a full release of the applicable Company Entities;

(15) (i) other than in the Ordinary Course of Business, amend, renew, extend, modify, waive any rights under or terminate any Material Contract or Lease (other than an expiration of any Material Contract in accordance with the terms and conditions therein) prior to the expiration of such Material Contract or Lease, or (ii) enter into or adopt any new Contract that would otherwise be a Material Contract if existing on the date hereof;

(16) waive, release, or assign any material rights or claims (including (x) any material write-off or other material compromise of any accounts receivable, and (y) any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former employee or independent contractor);

(17) make, incur, fund or enter into any commitments for any capital expenditure (or series of related capital expenditures) in excess of $150,000 for any individual commitment and $400,000 for all commitments in the aggregate, except for expenditures pursuant to projects for which work has already been commenced or committed or is otherwise contemplated, in each case, in a financial budget and plan previously made available to Buyer; provided that (x) in the event the Closing Date does not occur prior to the date that is six (6) months following the date hereof, the foregoing $400,000 dollar amounts for all commitments in the aggregate shall be increased to $700,000, and (y) in the event the Closing Date does not occur prior the first anniversary of the date hereof, the foregoing $700,000 dollar amounts for all commitments in the aggregate shall be increased to $1,000,000.

(18) grant any current or contingent right in, or otherwise escrow, sell, disclose, release or make available, any source code for any Company Software or disclose or authorize to disclose any trade secrets or material confidential information contained in the Company Intellectual Property or Processed by a Company Entity or an Asset Seller (to the extent related to the Business) to any Person other than pursuant to a written, binding non-disclosure or confidentiality obligation in the Ordinary Course of Business with reasonable protection in favor of a Company Entity;

(19) modify in any material respect any policies or procedures related to data protection, privacy, or data security, or any administrative, technical or physical safeguards related to any of the Company IT Assets, except as necessary to comply with applicable Law; agree to do anything prohibited by this Section 5.2(b);

(20) enter into any Contract prohibiting or restricting the ability of Buyer or any Company Entity to conduct such Person’s business in any geographical area or to compete with any Person, in each case, after the Closing;

(21) directly or indirectly enter into or engage in any Related Party Contract or any other transaction with an Insider that is a Purchased Asset or Assumed Liability or that would be binding on Buyer or any Company Entity after the Closing;

(22) fail to keep current and in full force and effect or renew any material Governmental Approval;

(23) engage in any discount, price reduction or other activity that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods revenues that otherwise would be expected to occur in post-Closing periods; or

(24) authorize or agree to do anything prohibited by this Section 5.2(b).

No action or failure to take action with respect to the matters addressed in this Section 5.2(b) will constitute a breach of Section 5.2(a) unless such action or failure to take such action would also constitute a breach of this Section 5.2(b).

(c) Buyer acknowledges and agrees that, (i) nothing in this Agreement, shall give Buyer or any of its representatives, directly or indirectly, the right to control or direct the operations of any Seller Party, the Company Entities or their respective businesses and operations prior to the Closing, and (ii) prior to the Closing, subject to Section 5.2(a) and Section 5.2(b), the Seller Parties and the Company Entities shall exercise complete control and supervision over their respective businesses and operations.

Section 5.3. Access to Information. From the Agreement Date through Closing or any earlier termination of this Agreement, subject to the Confidentiality Agreement and the Seller Parties’ reasonable confidentiality precautions, including those based on the confidential nature of this Agreement and the Transactions, the Seller Parties will and will cause the respective Company Entities over which they have control to provide Buyer and Buyer’s Representatives (the “Buyer Representatives”) reasonable access to and the right to inspect, during normal business hours and upon reasonable notice from Buyer, the employees (subject to the next sentence), properties, facilities, premises, officers, books and records of the Business or otherwise relating to the Company Entities, the Purchased Assets and the Assumed Liabilities, and furnish Buyer and Buyer’s Representatives with such financial, operating and other data and information related to the Business, the Company Entities, the Purchased Assets and the Assumed Liabilities as Buyer or Buyer’s Representatives may reasonably request, provided that such access or request is made in a manner that does not unreasonably interfere with the operations of the Business. In this regard, Buyer agrees that such inspection shall not take place, and no Transferred Employees or other personnel shall be contacted by Buyer or by any Buyer Representative, without first coordinating such contact or inspection with Christopher Consalus or his designee at least forty-eight (48) hours prior to such requested inspection or contact; provided, however, that Buyer will have access to and may contact any of the individuals set forth on Section 5.3 of the Disclosure Schedule without Res-Care’s consent and without being required to comply with the foregoing provisions in this sentence. Buyer will, and will cause its representatives and agents to, keep confidential all confidential or nonpublic information that Buyer or any of the Buyer Representatives receives from or on behalf of the Seller Parties or the Company Entities in the course of the actions contemplated in this Section 5.3 to the extent required by and in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, no Seller Party or Company Entity will be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would reasonably be expected to jeopardize the attorney-client or work product privilege; or contravene any applicable Law; provided, that such Seller Party or Company Entity shall use its reasonable best efforts to provide or cause to be provided access or disclose or cause to be disclosed such information in an alternative manner that does not so jeopardize such privilege or contravene applicable Law (including by entering into reasonable confidentiality agreements or joint defense agreements).

Section 5.4. Post-Closing Access and Information; Preservation of Records.

(a) From and after Closing until the seven (7) year anniversary of the Closing, upon reasonable advance notice and subject to Buyer’s reasonable confidentiality precautions, including those based on the confidential nature of this Agreement and the Transactions, Buyer shall promptly afford Res-Care and its representatives reasonable access to the books and records, information, employees and auditors of the Business to the extent necessary or useful for Res-Care in connection with any audit, dispute or Legal Proceeding related to the Business (other than any Legal Proceeding between Buyer and its Affiliates (including the Company Entities) and the Sellers and their respective Affiliates); provided, that Res-Care agrees to reimburse Buyer promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with such request. Buyer shall cause each Company Entity to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Business or the Company Entities in existence at the Closing that are required to be retained under Buyer’s and the Company Entities’ bona fide general document retention policies in effect from time to time for a period of seven (7) years from the Closing Date. Notwithstanding the foregoing, Buyer shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would reasonably be expected to jeopardize the attorney-client or work product privilege or contravene any applicable Law; provided, that Buyer shall use its reasonable best efforts to provide or cause to be provided access or disclose or cause to be disclosed such information in an alternative manner that does not so jeopardize such privilege or contravene applicable Law (including by entering into reasonable confidentiality agreements or joint defense agreements). All information received pursuant to this Section 5.4(a) shall be subject to the terms of Section 5.7(b) hereof.

(b) From and after Closing until the seven (7) year anniversary of the Closing, upon reasonable advance notice and subject to the Sellers’ reasonable confidentiality precautions, including those based on the confidential nature of this Agreement and the Transactions, the Sellers shall promptly afford Buyer and its representatives reasonable access to the books and records, information, employees and auditors of the Sellers and their respective Affiliates to the extent necessary or useful for Buyer in connection with any audit, dispute or Legal Proceeding related to the Business (other than any Legal Proceeding between Buyer and its Affiliates (including the Company Entities) and the Sellers and their respective Affiliates); provided, that Buyer agrees to reimburse the Sellers promptly for all reasonable and documented out-of-pocket costs and expenses incurred in connection with such request. The Sellers shall retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Business, the Company Entities or the Asset Sellers in existence at the Closing that are required to be retained under the bona fide general document retention policies of the Sellers in effect from time to time for a period of seven (7) years from the Closing Date. Notwithstanding the foregoing, the Sellers shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would reasonably be expected to jeopardize the attorney-client or work product privilege or contravene any applicable Law; provided, that the Sellers shall use reasonable best efforts to provide or cause to be provided access or disclose or cause to be disclosed such information in an alternative manner that does not so jeopardize such privilege or contravene applicable Law (including by entering into reasonable confidentiality agreements or joint defense agreements). All information received pursuant to this Section 5.4(b) shall be subject to the terms of Section 5.7(b) hereof.

Section 5.5. Tax Matters.

(a) Pre-Closing Tax Period Tax Returns. Each of Res-Care and Sellers will prepare and timely file (or cause to be prepared and timely filed) all (i) Tax Returns that relate solely to the respective Company Entities over which they have control that are for any Taxable period ending on or before the Closing Date (such Taxable period, a “Pre-Closing Tax Period” and such Tax Return, a “Pre-Closing Company Tax Return”), and (ii) consolidated, combined or unitary Tax Returns that include Res-Care or any Sellers, as applicable, and the respective Company Entities over which they have control (such Tax Returns, “Pre-Closing Consolidated Tax Returns”); provided, that, to the extent that a Pre-Closing Consolidated Tax Return for a Pre-Closing Tax Period or Straddle Period includes one or more Company Entities, each of Res-Care and Sellers shall prepare and file such Tax Returns or cause such Tax Returns to be prepared and filed in a manner consistent with its past practice in preparing and filing such Tax Returns (unless required otherwise by applicable Law) to the extent Res-Care and Sellers determine in good faith that deviating from such past practice would reasonably be expected to have a material adverse impact on such Company Entities, which impact is economically borne by such Company Entities or the Buyer after taking into account the provisions of this Agreement, without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). All such Pre-Closing Company Tax Returns and Pre-Closing Consolidated Tax Returns for any Pre-Closing Tax Period will be prepared allocating all items accruing on the Closing Date that correspond to the Transaction Tax Deductions to the Company Entities’ Taxable period ending on the Closing Date pursuant to Treasury Regulation section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulation section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulation section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)) (or comparable provisions of state, local or foreign Law) to the extent applicable, and all Transaction Tax Deductions shall be allocated to the period ending on the Closing Date to the extent permitted by applicable Law. Res-Care or each Seller, as applicable, shall permit Buyer to review and comment on any Pre-Closing Company Tax Return (and not any returns that include any Seller Party or any other Affiliate or any Pre-Closing Consolidated Tax Returns) at least fifteen (15) days prior to the due date (including extensions) for filing such Pre-Closing Company Tax Return (unless such Tax Return is due within thirty (30) days of the Closing Date, in which case Res-Care or each Seller, as applicable, will provide it to Buyer within a reasonable period) and shall make any changes reasonably requested by Buyer. Additionally, not later than thirty (30) days prior to the due date (including extensions)

for filing any Pre-Closing Consolidated Tax Return, Res-Care or each Seller, as applicable, shall deliver a pro forma version of such Pre-Closing Consolidated Tax Return, showing the information that relates to the Company Entities (but not the information that does not relate to the Company Entities), to the Buyer for Buyer’s review and Res-Care or each Seller, as applicable, shall consider any reasonable comments of Buyer in good faith. Res-Care or each Seller, as applicable, shall deliver the Pre-Closing Company Tax Returns that relate solely to a Company Entity (and not any returns that include any Seller Party or any other Affiliate) to Buyer, and pay to Buyer the Tax Liability shown as due thereon, in each case no later than five (5) days prior to the due date (including extensions) for filing such Pre-Closing Company Tax Returns (or two (2) days prior to such due date (including extensions) in the case such Tax Return is due within thirty (30) days of the Closing Date). Buyer shall execute and file or cause to be executed and filed all such Pre-Closing Company Tax Returns on or prior to the due date (including extensions) that relate solely to a Company Entity (and not any returns that include any Seller Party or any other Affiliate or any Pre-Closing Consolidated Tax Returns) and shall timely pay any Tax shown as due thereon.

(b) Straddle Period Tax Returns. Buyer shall prepare or cause to be prepared all Tax Returns that relate solely to the Company Entities for any Straddle Period (such Tax Returns, “Straddle Period Tax Returns”). Except as otherwise required by applicable Law, Buyer shall prepare such Straddle Period Tax Returns in a manner consistent with the past practice of each Company Entity, to the extent such past practice is supportable at a “more likely than not” level of comfort. Buyer shall permit Res-Care to review each Straddle Period Tax Return at least fifteen (15) days prior to the due date (including extensions) for filing such Straddle Period Tax Return and shall make any changes reasonably requested by Res-Care. Res-Care or each Seller, as applicable, shall pay its allocable portion of the Tax Liability shown as due thereon, as determined pursuant to Section 5.5(c), no later than five (5) days prior to the due date (including extensions) for filing such Straddle Period Tax Returns. Buyer shall execute and file or cause to be executed and filed all such completed Straddle Period Tax Returns on or prior to the due date (including extensions) for filing such Straddle Period Tax Returns, and shall timely pay any Tax shown as due thereon.

(c) Apportionment of Straddle Period Taxes. In the case of any Straddle Period, subject to Section 5.5(a), (i) Taxes imposed on a periodic basis shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on a daily pro-rata basis, and (ii) all other Taxes shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on a closing of the books basis as of the close of business on the Closing Date.

(d) Post-Closing Actions. Except as otherwise required by applicable Law or as contemplated in this Agreement, Buyer shall not, without the prior written consent of Res-Care (not to be unreasonably withheld, conditioned or delayed), (i) file, or allow to be filed, any amended Tax Return of a Company Entity for a Pre-Closing Tax Period or Straddle Period, (ii) apply to any Tax authority for any binding or non-binding opinion, ruling, or other determination with respect to a Company Entity in relation to any act, matter, or transaction that occurred on or before the Closing Date or that relates to any Pre-Closing Tax Period, (iii) except with respect to the Exhibit J Entities, make or change any material Tax election with respect to a Company Entity for a Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date (including any election under Section 336(e) or Section 338 of the Code, or under any analogous or similar rules in any relevant Tax jurisdiction, but excluding any election under Section 754 of the Code), or (iv) cause any Company Entity to engage in any transaction not in the Ordinary Course of Business on the Closing Date after the Closing (including any dividends, significant asset dispositions, reorganizations, mergers, Tax elections, transfers, or liquidations), in each case to the extent that doing so may reasonably be expected to materially adversely impact Res-Care or the Seller Parties.

(e) Cooperation. Res-Care and Buyer shall use reasonable best efforts to cooperate fully, as and to the extent reasonably requested by the other Party and at the requesting Party’s expense, in connection with the preparation and filing of Tax Returns pursuant to this Section 5.5 and any Tax Proceeding. Such cooperation shall include signing applicable Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax Proceeding, providing written notice of any statutory audit and information regarding any significant statutory audit adjustments which may affect the Tax Returns of a Company Entity for any Pre-Closing Tax Period or Straddle Period to the extent provided in this Agreement, the retention and (upon the other Party’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Proceeding or other proceeding and making employees available (as reasonably requested) on a mutually convenient basis to provide additional information and explanation of any material provided hereby. Neither Buyer nor Seller shall destroy or otherwise dispose, or permit the destruction or disposal, of any records relating to the Taxes of the Seller Parties until the expiration of the last to expire of all applicable statutes of limitations for the taxable period or periods to which such records relate. Notwithstanding the foregoing, Res-Care shall not be required to provide Pre-Closing Consolidated Tax Returns (or work papers or similar information related to such Pre-Closing Consolidated Tax Returns); provided that Res-Care shall, provide, upon written request by Buyer and so long as Buyer reimburses Res-Care for its reasonable third-party expenses relating thereto, a pro forma version of any such Tax Return or other Tax information or workpapers, or otherwise redact such Tax Returns or other Tax information or workpapers, to show the information solely relating to the Company Entities, Purchased Assets and/or Assumed Liabilities (but not the information that does not relate to the Company Entities, Purchased Assets and/or Assumed Liabilities) in each case to the extent such information is reasonably necessary for the Buyer to prepare any Tax Returns relating to the Company Entities, Purchased Assets and/or Assumed Liabilities or in the conduct or resolution of any Tax audit, examination or other proceeding relating to the Company Entities, Purchased Assets and/or Assumed Liabilities.

(f) Tax Proceedings.

(i) After the Closing Date, each Seller Party and Buyer shall notify the other applicable Party in writing within fifteen (15) days of the receipt of any proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim that relates solely to the Taxes of a Company Entity (“Tax Proceeding”) for any Pre-Closing Tax Period or Straddle Period; provided, however, that any Party’s failure to give such prompt notice shall not affect the other Party’s rights or obligations under this Agreement so long as the defense of such Tax Proceeding is not materially adversely impacted or prejudiced thereby. Such notice shall contain factual information describing any Tax Proceeding in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax Proceeding. Thereafter, the applicable Seller Party or Buyer, as applicable, shall use reasonable best efforts to deliver to the other Party, as promptly as possible but in no event later than fifteen (15) days after the applicable Seller Party or Buyer’s receipt thereof, copies of all relevant notices and documents and any attachments thereto (including court papers) received by the applicable Seller Party or Buyer in respect of such Tax Proceeding.

(ii) In the case of any Tax Proceeding relating to any Pre-Closing Tax Period, Res-Care shall have the right, at Res-Care’s expense, to control the conduct of such Tax Proceeding; provided that Buyer shall have the right to participate in such Tax Proceeding at Buyer’s expense and Res-Care shall keep Buyer reasonably informed of all material developments and events relating to such proceeding (including promptly forwarding copies to the Buyer and the Company Entities of any related correspondence and shall provide the Buyer and the Company Entities with an opportunity to review and comment on any material correspondence before Res-Care sends such correspondence to any Tax authority). Regardless of whether Buyer elects to participate, Res-Care shall not settle any such Tax Proceeding without the consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

(iii) In the case of any Tax Proceeding relating to any Straddle Period, Buyer shall, at Buyer’s expense, control the conduct of such Tax Proceeding; provided, that Res-Care shall have the right, at Res-Care’s expense, to participate in such Tax Proceeding, and Buyer shall keep Res-Care reasonably informed of all material developments and events relating to such proceeding (including promptly forwarding copies to Res-Care of any related correspondence and shall provide Res-Care with an opportunity to review and comment on any material correspondence before Buyer sends such correspondence to any Tax authority). Regardless of whether Res-Care elects to participate, Buyer shall not settle such Tax Proceeding without the consent of Res-Care, which such consent shall not be unreasonably withheld, delayed or conditioned.

(g) Transfer Taxes. Any sales, use, real estate transfer, stock transfer, stamp, value added or similar transfer Tax (including all applicable real estate transfer Taxes) (“Transfer Taxes”) payable as a direct result of the Transactions shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Seller Parties. Buyer shall duly and timely cause to be prepared and filed any Tax Return relating to such Taxes. Buyer shall give Res-Care a copy of such Tax Return as filed, together with proof of payment of the Taxes shown thereon to be payable, within five (5) days after filing such Tax Return and Res-Care shall reimburse Buyer for its share of the Transfer Taxes within ten (10) Business Days.

(h) Tax Refunds. The amount or economic benefit of any refunds, credits, or offsets of Taxes of the Company Entities for any Pre-Closing Tax Period shall be for the account of the Seller Parties. The amount or economic benefit of any refunds, credits, or offsets of Taxes of the Company Entities for any Straddle Period shall be equitably apportioned between Res-Care and Buyer in accordance with the principles set forth in Section 5.5(c). Buyer shall promptly pay or cause to be paid to Res-Care any such refund and the dollar value of any such credit or benefit (in each case less any reasonable costs or expenses incurred by Buyer or its Affiliates in connection with or as a result of obtaining such credit or benefit), unless such credit or benefit (i) is included in the calculation of and actually reduces the Tax Liability Amount, (ii) is reflected as an asset in Net Working Capital on the Final Closing Statement, or (iii) results from any carryback of a Tax asset or attribute arising in a taxable period (or portion thereof) beginning after the Closing Date (including, in the case of a Straddle Period, a carryback that would have resulted if the Straddle Period ended on the Closing Date). If Res-Care reasonably determines that a Company Entity is entitled to file or make a claim for such a refund or credit or an amended Tax Return providing for a refund or credit with respect to a Pre-Closing Tax Period, Res-Care shall be entitled to file or make such claim or amended Tax Return (solely at Res-Care’s expense) on behalf of such Company Entity and shall control the prosecution of such claim, subject to Buyer’s consent (not to be unreasonably conditioned, withheld, or delayed). Buyer shall cooperate with any reasonable request by Res-Care relating to filing or making such claim or amended Tax Return or prosecuting such claim, provided that any such costs relating to such claim or such Tax Return, as the case may be, shall be borne solely by Res-Care. Any payment made pursuant to this Section 5.5(h) shall, to the extent permitted by Law, be treated for Income Tax purposes as an adjustment to the purchase price of the Purchased Equity.

(i) No Indemnity. Notwithstanding anything to the contrary contained in this Agreement or otherwise, Buyer and its Affiliates (including, after the Closing, the Company Entities) shall not be entitled to be indemnified or held harmless for, and no Seller Party shall be responsible (i) for any Taxes that are (or Damages relating solely to Taxes that are) (A) incurred in respect of any taxable year that begins after the Closing Date, (B) incurred in respect of a Straddle Period that are not allocable to the portion of such Straddle Period ending on the Closing Date pursuant to Section 5.5(c), (C) Transfer Taxes for which Buyer is responsible pursuant to Section 5.5(g), or (D) attributable or relating to transactions made at Buyer’s direction outside the Ordinary Course of Business that occur on the Closing Date after the Closing or to actions related to debt incurred by Buyer in connection with the Transactions, (ii) to the extent Buyer has coverage in respect of such Tax pursuant to the R&W Insurance Policy, or (iii) for any Damages relating to availability of, limitations on, or reductions in net operating losses, capital losses, or credit carryovers, Tax basis or depreciation or amortization periods, in each case, of the Company Entities.

(j) Tax Sharing Agreements. All Tax sharing agreements or similar agreements and all powers of attorney with respect to or involving the Company Entities or the Purchased Assets shall be terminated prior to the Closing and, after the Closing, Buyer, the Company Entities and their respective Affiliates shall not be bound thereby or have any liability thereunder.

(k) Section 338(h)(10) Elections. Each applicable Seller Party and Buyer will jointly make an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local or non-U.S. Tax Law) (the “Section 338(h)(10) Elections”) with respect to the acquisition of the Purchased Equity of each of the Exhibit J Entities. The Seller Parties and Buyer will report the Transactions in a manner consistent with the Section 338(h)(10) Elections, agree not to take any action that could cause such elections to be invalid, and will take no position contrary thereto, in each case, except to the extent otherwise required pursuant to a pursuant to a final determination under Section 1313 of the Code or any similar state or local Tax Law.

Section 5.6. Additional Efforts. Upon and subject to the terms of this Agreement, following the Closing, as and when requested by any Party hereto and at such requesting Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

Section 5.7. Public Announcements; Confidentiality.

(a) No Party may issue a public release or announcement concerning the Transactions without the prior consent of the other Party; provided, however, a Party may issue a public release or announcement (i) that does not include any information that has not been included in, or is not inconsistent in any material respect with, the Party’s prior public disclosures regarding the Transactions made in accordance with the terms hereof and prior to issuing any such release or announcement, the Party making such disclosure shall provide the other Party with a reasonable opportunity to review and comment on such release or announcement in advance of such issuance to the extent practicable, which comments shall be considered in good faith, or (ii) where such a press release or other announcement is required by Law or rules of a securities exchange, as reasonably determined by the Party making such disclosure, as applicable, in which event such Party shall give notice to the other Party of such determination and an opportunity to comment upon the proposed disclosure prior to such release or announcement, which comments shall be considered in good faith. Notwithstanding the foregoing, no such limitations will prevent either Party or their Affiliates from disclosing information (on a confidential basis) concerning this Agreement or the Transactions (including the economic terms thereof) (w) to any of their current or prospective affiliated investment funds and their limited partners or any of their respective Representatives in connection with fundraising or reporting activities, (x) to any Governmental Authority in connection with any requisite Governmental Approvals to consummate and effect the Transactions, or (y) pursuant to Section 5.22(d).

(b) Subject to Section 5.22(d), the terms of the Confidentiality Agreement shall continue in full force and effect until Closing, at which time the Confidentiality Agreement shall terminate and be of no further force or effect, or in the event of termination of this Agreement, for the remaining term of the Confidentiality Agreement. After the Closing:

(i) Buyer shall not and shall cause each of its Affiliates (including the Company Entities) not to disclose, directly or indirectly, any information, documents, work papers or other materials of a confidential or proprietary nature related to any Seller Party or their respective Affiliates (including any such information obtained in connection with the entering into of this Agreement or the other Transaction Documents but excluding any information related to the Business or the Company Entities) and the Buyer shall, and shall cause each of its Affiliates to, shall have all such information kept confidential; provided, however, that Buyer may disclose any such information (A) that is or becomes generally available to the public other than as a result of disclosure by Buyer or its Affiliates in violation of this Agreement, (B) that is or becomes available to Buyer on a non-confidential basis from a source that is not bound by a confidentiality obligation to the Company Entities or any Seller Party, or (C) with the prior written approval of Res-Care; provided, further, that, to the extent that Buyer or its Affiliates may become legally compelled by any Governmental Entity, court Order, or validly served subpoena to disclose any such information or if Buyer or its Affiliates receives an opinion of counsel that disclosure is required in order to avoid violating any Laws, Buyer or its Affiliates may disclose such information but only after, if applicable or relevant, they have used all reasonable best efforts to afford Res-Care, at its sole cost and expense, the opportunity to obtain an appropriate protective Order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; provided, further, that Buyer may disclose such information to the extent necessary to comply with applicable Law or regulation, in connection with any required Tax disclosures or to enforce its obligations under this Agreement.

(ii) The Seller Parties shall not, and shall cause each of their respective Affiliates not to, directly or indirectly, disclose or use any information, documents, work papers or other materials of a confidential or proprietary nature related to Buyer or its Affiliates (which shall for the purposes of this Section 5.7 include, as of the Closing, the Company Entities) (including any information included in the Purchased Assets or Assumed Liabilities or obtained in connection with the entering into of this Agreement or the other Transaction Documents) and the Seller Parties shall, and shall cause each of their respective Affiliates to, have all such information kept confidential; provided, however, that Res-Care may disclose any such information (A) that is or becomes generally available to the public other than as a result of disclosure by Res-Care or its Affiliates in violation of this Agreement, (B) that is or becomes available to Res-Care on a non-confidential basis from a source that is not bound by a confidentiality obligation to Buyer (including, following the Closing, any Company Entity), (C) in securities filings reasonably required of a public company, or (D) with the prior written approval of Buyer; provided, further, that, to the extent that Res-Care or its Affiliates may become legally compelled by any Governmental Entity, court Order, or validly served subpoena to disclose any such information or if Res-Care or its Affiliates receives an opinion of counsel that disclosure is required in order to avoid violating any Laws, Res-Care or its Affiliates may disclose such information but only after, if applicable or relevant, they have used all reasonable best efforts to afford Buyer, at its sole cost and expense, the opportunity to obtain an appropriate protective Order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; provided, further, that Res-Care may disclose such information to the extent necessary to comply with applicable Law or regulation, in connection with any required Tax disclosures or to enforce its rights under this Agreement.

Section 5.8. Employees; Company Employee Benefits.

(a) Prior to the Closing, the Seller Parties shall cause (i) the employment, employment-related Contracts, personnel records, employer-sponsored work visa (as applicable), and accrued unused vacation (subject to any required employee consents under applicable Law) of each Company Employee who is not employed by a Company Entity, with the exception of the employees listed on Section 5.8(a)(i) of the Disclosure Schedule (the “IT Employees”), and (ii) the Labor Agreements which are not entered into with a Company Entity to be transferred to a Company Entity, and shall satisfy any bargaining obligations to any Union in connection with the foregoing. With respect to each facility of the Business that is certified as “Intermediate Care Facilities for Individuals with Intellectual Disabilities” the Seller Parties shall convey as Transferred Employees sufficient numbers of employees to reasonably staff on an ongoing basis the services provided at such facilities as required pursuant to 42 CFR 483.430 (a) and (d) and 42 CFR 483.460(c) and (d) including direct service, nursing and QIDP staff as reasonably determined by Buyer in good faith. Prior to Closing, the Seller Parties shall transfer any employee of a Company Entity who is not primarily dedicated to the Business (“Seller Employees”), as identified on Section 5.8(a)(ii) of the Disclosure Schedule, to a Seller Party (and for the avoidance of doubt, the Seller Parties shall assume and retain all Liabilities with respect to any Seller Employees which Liabilities will be Excluded Liabilities).

(b) For a period of twelve (12) months after the Closing (or, if shorter, the applicable Transferred Employee’s period of employment), Buyer shall provide or cause its applicable Affiliates to provide each Company Employee employed by a Company Entity as of immediately prior to and following the Closing (collectively, the “Transferred Employees”) with (i) the same or greater annual base salary or hourly wage rate (as applicable) as in effect immediately prior to the Closing, (ii) target short-term cash bonus opportunities that are no less favorable than those provided to such Transferred Employee immediately prior to the Closing, and (iii) to the extent such employee benefits are not provided pursuant to the Transition Services Agreement, employee benefits (excluding change in control, transaction bonus, retention, severance (other than as provided in Section 5.8(c)), deferred compensation, equity or equity-based incentive or other long-term incentive, defined benefit pension and post-employment health or welfare benefits, (collectively, the “Excluded Benefits”)), that are substantially comparable in the aggregate to the employee benefits (excluding the Excluded Benefits) that such Transferred Employees received from Res-Care and its Affiliates as of immediately prior to the Closing under the Business Benefit Plans set forth on Section 3.12(a) of the Disclosure Schedule or to the broad based employee benefits (excluding the Excluded Benefits) provided to similarly situated employees of Buyer and its Affiliates following the Closing. With respect to the Transferred Employees, Buyer further agrees (except with respect to the Excluded Benefits) to (i) recognize their existing levels of service and seniority as of the Closing for purposes of future paid time off accruals and determining severance benefits, and (ii) provide credit for purposes of eligibility and vesting under its benefit plans, programs or policies for service with the Company Entities or any Seller Party or any of their Affiliates prior to the Closing to the same extent and for the same purpose as such Transferred Employee was entitled to credit for such service under the corresponding Business Benefit Plan in which he or she participated immediately prior to the Closing or, with respect to any type of coverage provided under a Business Benefit Plan under the Transition Services Agreement, as of immediately prior to the end date of employee benefits coverage pursuant to the Transition Services Agreement (“TSA Benefits End Date”), provided that the foregoing service credit shall not be required to apply to the extent that its application would result in a duplication of benefits or compensation related to the same period of service. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Transferred Employee covered by a Labor Agreement shall continue to be governed by the applicable Labor Agreement until its modification, expiration or termination in accordance with its terms and applicable Law.

(c) With respect to any Transferred Employee whose employment is terminated (in each case, other than for cause or due to death or disability) (each, a “Terminated Employee”) by Buyer or any of its Affiliates (including, after the Closing, the Company Entities) during the twelve (12) month period following the Closing, Buyer shall provide, or shall cause its Affiliates to provide, at Buyer’s at its sole cost and expense, severance benefits to each such Terminated Employee which shall be determined and payable either (i) in accordance with Section 5.8(c) of the Disclosure Schedule, or (ii) the severance benefit plan maintained for similarly situated employees of Buyer and its Affiliates at the time of such Terminated Employee’s termination of employment, whichever is more favorable to the Terminated Employee, in either case taking into account all service with the Company Entity or Seller Party, Buyer and their respective Affiliates in determining the amount of severance benefits payable, and in all cases, subject to the employee’s execution and non-revocation of a general release of claims in a form satisfactory to Buyer.

(d) From and after the Closing, Seller will (and will cause its Affiliates to) retain, be solely responsible for and fully perform, pay and discharge any and all Liabilities in respect of each

Company Employee or former employee or current or former independent contractor, officer or director (or the equivalent thereof) of any Company Entity or the Business (and any claims by or relating to such Persons) with respect to any Seller Awards that are outstanding immediately prior to the Closing and held by such Persons, regardless of whether the vesting of such Seller Awards is accelerated.

(e) Prior to the Closing, the Seller Parties and their Affiliates (including the Company Entities) shall (i) transfer any Labor Agreement which is not entered into with a Company Entity to a Company Entity (or update such Labor Agreement with the correct Company Entity name) as set forth on Section 5.8(e) of the Disclosure Schedule and ensure that each Labor Agreement only covers Company Employees, (ii) fully and timely satisfy any notice, information, consultation or bargaining obligations owed to the Company Employees or their representatives or any labor tribunal with respect to the employee transfers contemplated by Section 5.8(a) and the transactions contemplated by this Agreement under applicable Law and any Labor Agreement or other Contract with an employee representative body, and (iii) take all actions necessary or appropriate to cause each such Labor Agreement to be amended to remove any references to Business Benefit Plans (other than Company Benefit Plans) effective as of the later of the Closing Date or, to the extent applicable, the TSA Benefits End Date. From and after the Closing until the earlier of (x) date that is one hundred (100) days following the Closing Date, and (y) the date upon which Buyer or its Affiliates enter into a new partnership agreement or similar agreement with the Service Employees International Union, Buyer shall cause the applicable Company Entities to abide by the terms of the National Partnership Agreement (as defined in the Disclosure Schedule) (solely with respect to residential services Company Employees in San Diego, California, Central Coast, California and Missouri who are not unionized prior to the Closing).

(f) Buyer agrees that Buyer shall, or shall cause an Affiliate or Company Entity to, offer employment to the IT Employees as of the date on which the Transition Services Agreement terminates (the “TSA Termination Date”) with (i) the same or greater annual base salary or hourly wage rate (as applicable) as in effect immediately prior to the TSA Termination Date, (ii) target short-term cash bonus opportunities that are no less favorable than those provided to such IT Employee immediately prior to the TSA Termination Date, and (iii) employee benefits (excluding the Excluded Benefits), that are substantially comparable in the aggregate to the employee benefits (excluding the Excluded Benefits) provided to similarly situated employees of Buyer and its Affiliates following the TSA Benefits End Date. With respect to the IT Employees who accept and commence employment with Buyer or one of its Affiliates, Buyer further agrees (except with respect to the Excluded Benefits) to (i) recognize their existing levels of service and seniority as of the TSA Termination Date for purposes of future paid time off accruals and determining severance benefits, and (ii) provide credit for purposes of eligibility and vesting under its benefit plans, programs or policies for service with the Company Entities or any Seller Party or any of their Affiliates prior to the TSA Termination Date to the same extent and for the same purpose as such IT Employee was entitled to credit for such service under the corresponding Business Benefit Plan in which he or she participated immediately prior to the Closing or, with respect to any type of coverage provided under a Business Benefit Plan under the Transition Services Agreement, as of immediately prior to the TSA Benefits End Date, provided that the foregoing service credit shall not be required to apply to the extent that its application would result in a duplication of benefits or compensation related to the same period of service.

(g) Notwithstanding any provision herein, no term of this Agreement shall be deemed to create any Contract with any Transferred Employee, or to give any Transferred Employee the right to employment, continued employment, or any term or condition of employment with Buyer, any of the Company Entities or any related employer, or to interfere with Buyer’s or any of its Affiliates’ rights to terminate employment of any Transferred Employee at any time. Subject to complying with the requirements in this Section 5.8, nothing in this Agreement shall diminish Buyer’s or any of its Affiliates’ rights to change or terminate its policies regarding salaries, benefits and other employment matters at any time or from time to time. No provision of this Agreement shall constitute a limitation on rights of the

Company Entities, Buyer or their Affiliates to amend, modify or terminate any Company Benefit Plan or other compensation or benefit plan, policy, program, agreement or arrangement at any time. The covenants and agreements contained in this Section 5.8 are for the sole benefit of the Parties, and none of the Transferred Employees, or any other current or former service provider of any Company Entity or any beneficiary or dependents thereof, are intended to be or shall be construed as third-party beneficiaries of this Section 5.8.

(h) Except as required by applicable Law, the terms of any Business Benefit Plan or the Transition Services Agreement, as of the Closing Date, the Transferred Employees shall cease to actively participate in and accrue benefits under each Business Benefit Plan that is not a Company Benefit Plan, and shall be immediately eligible to participate in the employee benefit plans of Buyer or its applicable Affiliate pursuant to the terms of such plans, including Buyer’s welfare plans. The Seller Parties shall retain the sponsorship of, and, except as otherwise provided in this Agreement or the Transition Services Agreement, be solely responsible for all Liabilities arising under, pursuant to or in connection with, the Business Benefit Plans and any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by Seller or any of its Affiliates or under or with respect to which Seller or any of its Affiliates has or has had any Liability, other than under the Company Benefit Plans set forth and so designated on Section 3.12(a) of the Disclosure Schedule. The Seller Parties shall be solely responsible for all Liabilities arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9 and to each Company Employee or other qualified beneficiary whose qualifying event occurs on or prior to the Closing Date; provided, however, that Buyer agrees to reimburse the Seller Parties for fifty percent (50%) of the cost and expense of all Liabilities, net of employee contributions and stop loss reimbursement, incurred by the Seller Parties that are attributable to the provision of COBRA continuation coverage with respect to (1) any Company Employee who rejects an offer of employment made by Buyer or one of its Affiliates as required by Section 5.8(f) and related qualifying beneficiaries thereof, and (2) any Company Employee (and each qualified beneficiary thereof) who, as reasonably determined by Seller, objects to his or her transfer of employment to a Company Entity as required by Section 5.8(a)(i) or to Buyer’s acquisition of a Company Entity and as a result of such objection does not perform services for Buyer or any of its Affiliates (including, following the Closing, the Company Entities) on and after the Closing Date and promptly terminates employment from all Companies Entities, the Seller Parties and their respective Affiliates (the individuals in (1) and (2) collectively (“Partial COBRA Beneficiaries”). After the Closing Date and through the TSA Benefits End Date, pursuant to the Transition Services Agreement, Buyer shall reimburse the Seller Parties for the cost and expense of all Liabilities, net of employee contributions and stop loss reimbursement, incurred by the Seller Parties arising under Section 4980B of the Code with respect to each Transferred Employee or other qualified beneficiary thereof whose qualifying event occurs after the Closing Date (collectively, the “Transaction COBRA Beneficiaries”). Effective upon the day following the TSA Benefits End Date, the Transaction COBRA Beneficiaries shall be transferred to Buyer-sponsored plans, and all costs and Liabilities associated with COBRA continuation coverage for such individuals shall be borne solely by Buyer.

(i) The Seller Parties shall (i) take all actions necessary or appropriate to remove the Company Entities as participating employers in each Business Benefit Plan (other than a Company Benefit Plan) that is intended to be qualified under Section 401(a) of the Code (the “Seller 401(k) Plan”), effective as of immediately prior to the later of the Closing or, to the extent applicable, the TSA Benefits End Date applicable to such coverage, and (ii) take all actions necessary to cause each Transferred Employee to become fully vested in his or her account balances under the Seller 401(k) Plan, effective as of the date that active participation by the applicable Transferred Employee under the Seller 401(k) Plan ceases.

(j) Seller agrees that each Company Employee who is disabled as of the TSA Benefits End Date shall continue to receive or remain eligible (after satisfaction of the applicable elimination period) to receive disability benefits under the applicable Business Benefit Plan during his or her period of disability or until he or she is no longer entitled to benefits under the terms of the applicable Business Benefit Plan (and underlying insurance policies).

(k) Prior to the Closing Date, Seller and Buyer shall negotiate in good faith and agree on the terms of retention bonus agreements for certain Company Employees who are identified by Seller in consultation with Buyer (the “Retention Agreements”). The aggregate retention bonuses to be granted under the Retention Agreements shall not exceed $2,000,000 (the “Retention Bonuses”). Seller shall assume or reimburse Buyer for fifty percent (50%) of the sum of (i) the Retention Bonuses, and (ii) the employer portion of any applicable payroll, employment or similar Taxes in respect of such amounts.

(l) Nothing contained in this Agreement shall constitute or be deemed to be a waiver, modification, or creation of, or an amendment to, any Business Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement.

Section 5.9. Indemnification of Directors and Officers.

(a) For a period of six (6) years from and after the Closing Date, Buyer will cause the Governing Documents of each Company Entity to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, managers and officers of each Company Entity or any predecessor thereof than are presently set forth in the Governing Documents of each Company Entity.

(b) For a period of six (6) years from and after the Closing Date, Res-Care shall maintain in effect policies of directors’ and officers’ liability insurance with respect to each Person who is now, or has been at any time prior to the Closing Date, a director, manager or officer of a Company Entity (the “Company Indemnified Parties”) for matters existing or occurring at or prior to the Closing Date (including the Transactions), at no expense to the Company Indemnified Parties, on terms generally consistent with the policies that are in place immediately prior to the Closing.

(c) The covenants contained in this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Company Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(d) In the event Buyer, a Company Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made to ensure that the successors and assigns of Buyer or such Company Entity (or their respective successors and assigns), shall assume the obligations set forth in this Section 5.9.

(e) The obligations of Buyer and the Company Entities under this Section 5.9 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Company Indemnified Party to whom this Section 5.9 applies without the consent of such affected Company Indemnified Party.

Section 5.10. [Reserved].

Section 5.11. Names and Trademarks of the Company Entities. Within three hundred sixty-five (365) days from the Closing Date, Seller and its Affiliates shall take all action necessary to abandon the use of, and remove all references to, the “Res-Care” brand, tradename, and trademark in connection with its operations (the “Wind-Down Period”). Seller shall not and shall ensure that its representatives and Affiliates do not, represent itself or themselves as Buyer or an Affiliate of Buyer or as representatives of Buyer or an Affiliate of Buyer. At the expiration of the Wind-Down Period, the prohibitions in this Section 5.11 shall expressly apply, without limitation, to the use of any, website, stationary, invoices, packaging and identifying signs bearing the Res-Care brand, tradename, or trademark, except to the limited extent any utilization of the Res-Care name in a non-trademark manner by Seller and its Affiliates is necessary to describe Seller’s and its Affiliates’ prior operations of the Business under their ownership in a factual manner, the Parties’ historical relationship or for the purpose of invoicing and collecting any outstanding accounts receivables in existence as of the Closing Date. No later than the expiration of the Wind-Down Period, Seller will and will cause each of its Affiliates to take all action necessary to remove all references to the “Res-Care” name in the legal business name of Seller and its Affiliates. As provided herein, Buyer, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates, a non-exclusive, worldwide, royalty-free, fully paid right and license during the Wind-Down Period to use and maintain the name “Res-Care” in such company’s legal business name and in connection with the operation of Seller’s and its Affiliates’ business, in each case in the same manner as such name was used by Seller and its Affiliates as of the Closing Date.

Section 5.12. Restrictive Covenants.

(a) In consideration of the completion of the Transactions, during the period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Non-Compete Restricted Period”), without the prior written consent of Buyer, each Seller Party shall not, and, except as set forth on Section 5.12(a) of the Disclosure Schedule, shall cause its Affiliates to not, directly or indirectly, either for such Seller Party or through any other Person, as an employee, agent, consultant, director, owner, equityholder, manager, co-partner or in any other individual or representative capacity, own, operate, manage, control, engage in, invest in, be employed by or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any Person), permit such Party’s name to be used by any business, venture or enterprise that engages in or participates in, or otherwise assist any Person or any Affiliate of any Person that engages in or owns, invests in, operates, manages or controls any business, venture or enterprise engaged in, anywhere in the continental United States of America, the Business. Nothing contained herein shall be construed to prevent the Seller Parties from (i) owning, operating, managing, controlling, engaging in, investing in, be employed in or participating in any manner in any Non-Community Living Business, including assisting any Person with respect thereto, (ii) investing in the stock of any Person engaged in the Business listed on a national securities exchange or traded in the over the counter market so long as the Seller Parties are not involved in the business or management of such Person and the Seller Parties, collectively, do not own more than two percent (2%) of the equity of such Person, or (iii) acquiring from a third party any Person or business following the Closing Date if the net revenues of such Person or business that is from the Business represent less than twenty-five percent (25%) of the total net revenues of the Person or business acquired by Sellers or their Affiliates in such acquisition; provided, however, that if twenty-five percent (25%) or more of the total net revenues of such Person or business is from the Business then such Seller Party will be required to divest such portion of the Person or business no later than one (1) year after acquisition or ownership and shall first offer such portion to Buyer.

(b) In consideration of the completion of the Transactions, during the period commencing on the Closing Date and ending on the two-year anniversary of the Closing Date (the “Non-Solicit Restricted Period” and together with the Non-Compete Restricted Period, the “Restricted Period”), without the prior written consent of Buyer, each Seller Party shall not, and shall cause its Affiliates not to, directly or indirectly, either for such Seller Party or through any other Person (i) contact, approach or solicit for the purpose of offering employment to, hiring or engaging any Transferred Employee; (ii) seek to persuade any Transferred Employee to discontinue employment or engagement with Buyer or any of its Affiliates, including the Company Entities; (iii) hire or engage any Transferred Employee; or (iv) call on or solicit any customer, supplier or other business relation of the Business as of the Closing Date (including any Person that was a customer, supplier or other potential business relation of the Business at any time during the twelve (12)-month period immediately prior to the Closing Date) for the purpose of engaging in the Business, induce or attempt to induce such Person to cease doing business with the Business, Buyer, Company Entities or any of their respective Affiliates, or in any way intentionally interfere with the relationship between any such customer, supplier, lessee, or other business relation in a manner harmful to the Business, Buyer, Company Entities or any of their respective Affiliates. Notwithstanding the foregoing, the Seller Parties shall not be prohibited from (A) engaging in general solicitations of employment not directed at any Transferred Employees (so long as no hirings or engagements result therefrom, except as permitted in (C)), (B) engaging search firms that do not target any Transferred Employees (so long as no hirings or engagements result therefrom, except as permitted in (C)), (C) soliciting, hiring or engaging any Transferred Employee (1) whose employment was terminated by a Company Entity or other Affiliate of Buyer, or (2) who resigned from employment with a Company Entity or other Affiliate of Buyer at least six (6) months prior to such solicitation or hiring (in each case, assuming such Transferred Employee had not been solicited by a Seller Party in violation of this Section prior to the termination of or resignation from their employment), or (D) calling on, soliciting or engaging with a customer, supplier or other shared business relation in connection with any Non-Community Living Business.

(c) In consideration of the completion of the Transactions, during the Non-Solicit Restricted Period, each Party shall not, and shall cause its Affiliates not to, directly or indirectly, make any disparaging statement concerning the other Party or their respective Subsidiaries and Affiliates or their respective management, management decisions, operating policies, boards of managers, directors or partners (as applicable), decisions or actions, whether or not libelous or defamatory.

(d) Each Seller Party agrees and acknowledges that such Seller Party is familiar with the trade secrets and other information of a confidential or proprietary nature of the Business and the Company Entities, their respective businesses and their respective business relations. Each Seller Party also agrees and acknowledges that Buyer, the Company Entities and their Affiliates would be irreparably damaged if such Seller Party were to provide services or to otherwise participate in the Business in violation of this Section 5.12 and that any such competition would result in a significant loss of goodwill by Buyer, the Company Entities and their Affiliates in respect of such businesses. Each Seller Party further agrees and acknowledges that in order to assure Buyer and the Company Entities that the Business will retain its value, it is necessary that such Seller Party undertake not to utilize its special knowledge of the Business and its relationship with clients, customers, carriers or enterprise partners to compete with Buyer and its Subsidiaries solely as it relates to the Business, in violation of this Section 5.12 for the Non-Compete Restricted Period. Each Seller Party agrees and acknowledges that the covenants and agreements set forth in this Section 5.12 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if such Seller Party breached any of the provisions of this Section 5.12. Each Seller Party acknowledges and agrees that the promises and restrictive covenants that such Seller Party is providing in this Section 5.12 are reasonable with respect to period, geographical area and scope and are necessary for the protection of legitimate interests in Buyer’s investment in the Business, the Company Entities and the Purchased Assets (including customer relationships, trade secrets and goodwill) pursuant to this Agreement, and that such limitations would not impose any undue burden upon such Seller Party. In the event that any such period, geographical area or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, Buyer and each Seller Party agree to the reduction of any or all of said period, geographical area or scope limitations to such a period, geographical area or scope as said court shall deem reasonable or enforceable under the circumstances. If such partial enforcement is not possible in such jurisdiction, the provision shall be deemed severed as to such jurisdiction, and the remaining provisions of this Section 5.12 shall remain in full force and effect. Each Seller Party acknowledges and agrees that irreparable injury will result to Buyer, the Company, the Purchased Assets and/or the Business if such Seller Party breaches any of the terms of this Section 5.12, and that in the event of such Seller Party’s actual or threatened breach of any of the provisions contained in this Section 5.12, Buyer and the Company Entities may have no adequate remedy at law. Each Seller Party accordingly agrees that in the event of any actual breach by such Seller Party or its Affiliates of any of the provisions contained in this Section 5.12, Buyer and the Company Entities shall be entitled to such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction. Each Seller Party shall be liable for any breaches of this Section 5.12 by any of its Affiliates. Nothing contained herein shall be construed as prohibiting Buyer or any Company Entity from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any Damages which it is able to prove. In addition, because the protection of the confidential information and goodwill and Buyer’s and the Company Entities’ other legitimate business interests requires that such Seller Party comply with the covenants in this Section 5.12 for the full Restricted Period such Seller Party agrees that the Restricted Period will be extended for a period of time equal to the time period that such Seller Party breached any of the covenants in this Section 5.12, such that such Seller Party is ultimately foreclosed from engaging in the restricted activities under this Section 5.12 for a time period equal to the full Restricted Period.

Section 5.13. Wrong Pockets. In the event that, on or after the Closing, any Party or its Affiliates receives payments or funds due or belonging to another Party pursuant to the terms hereof or any of the Transaction Documents, then the Party or its Affiliates receiving such payments or funds shall promptly forward or cause to be promptly forwarded such payments or funds to the proper Party (with appropriate endorsements, as applicable), and will account to such other Party for all such receipts. Following the Closing, if Buyer or any of its Affiliates receives any mail or packages addressed to any Seller Party or any of its Affiliates and delivered to Buyer or a Company Entity, Buyer shall or shall cause the applicable Company Entity to promptly deliver such mail or packages to Res-Care. Following the Closing, if any Seller Party or any of its Affiliates receives any mail or packages belonging to a Company Entity, Res-Care shall promptly deliver such mail or packages to Buyer. In the event that, on or after the Closing, the Seller Parties shall receive or possess any asset that is discovered to be a Purchased Asset or an asset of a Company Entity, Res-Care shall promptly notify and transfer, or cause to be transferred, such asset to the applicable Buyer or its designee. Prior to any such transfer of assets by the Seller Parties pursuant to this Section 5.13, Seller Parties and Buyer agree that Res-Care or the applicable Seller Party who possesses such asset shall hold such asset in trust for Buyer or its designee. For the avoidance of doubt, any transfer of Purchased Assets or other assets pursuant to this Section 5.13 shall occur for no additional consideration unless otherwise agreed to in writing by the Buyer and Res-Care.

Section 5.14. Intercompany Agreements. Except as set forth in this Section 5.14, Buyer and the Seller Parties acknowledge and agree that all Contracts or other arrangements between or among a Seller Party or one of its Affiliates (excluding the Company Entities) on the one hand, and the Company Entities, on the other hand, and all rights and obligations of the Business or the Company Entities, the Seller Parties and the Seller Parties’ Affiliates under such Contracts or other arrangements will, effective as of the Closing, be fully settled, discharged and terminated without any Party having any continuing Liability or obligation to any Person, and the Seller Parties shall cause such settlement, discharge and termination to occur, in each case, on terms and conditions and in a manner reasonably acceptable to Buyer. No such terminated Contracts or other arrangement or any arrangement, commitment or understanding relating thereto (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing. Notwithstanding the foregoing, this Section 5.14 does not require the Seller Parties, the Company Entities, or their Affiliates to terminate any of the following: (a) this Agreement or any of the other Transaction Documents or any Contract expressly contemplated by this Agreement or the other Transaction Documents, and (b) the Contracts set forth in Section 5.14 of the Disclosure Schedule.

Section 5.15. No Shop. From the Agreement Date through the Closing Date or the earlier termination of this Agreement, except as expressly contemplated by this Agreement, no Seller Party or Company Entity will, and each shall cause its Subsidiaries, as applicable, and its and their respective Affiliates, officers, directors, employees, investment bankers, consultants, attorneys, and other agents and

Representatives acting on its and their behalf not to, directly or indirectly, (a) solicit, initiate, facilitate, encourage, furnish information with respect to, seek any proposal or offer from or participate in any negotiation with any Person (other than Buyer or any Person on its behalf) regarding any acquisition of the equity interests of a Company Entity (including by merger or consolidation), any acquisition of all or a material portion of the Purchased Assets, or any acquisition of all or a material portion of the assets or business of a Company Entity (an “Alternative Transaction”), or (b) enter into any agreement, arrangement or understanding with respect to any Alternative Transaction or requiring any Seller Party to abandon, terminate or refrain from consummating the Transactions. Each Seller Party will, and will cause its Affiliates and its and their respective Representatives to immediately cease any discussions or negotiations with any third party relating to any proposed Alternative Transaction and if any proposal regarding an Alternative Transaction or any inquiry or contact with any purchaser with respect thereto is subsequently made, each Seller Party will promptly notify Buyer and Buyer’s counsel and provide Buyer’s counsel with all materials related to such proposal. Promptly following the execution of this Agreement, Seller will, and will cause its Affiliates and its and their respective Representatives to, terminate access by any Person (other than Buyer and its Affiliates and their respective Representatives) to any physical or electronic data room relating to an Alternative Transaction and request the prompt return or destruction of any confidential information provided to any Person (other than Buyer and its Affiliates and their respective Representatives) in connection with an Alternative Transaction.

Section 5.16. Antitrust Filings. Without limiting the generality of Section 5.1,

(a) Each Party shall, and shall cause its Affiliates to, use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain all requisite Governmental Approvals for the Transactions under any Antitrust Law and to consummate and effect the Transactions as promptly as reasonably practicable and in any event prior to the Final Date, including (i) filing as soon as reasonably practicable or advisable (and, with respect to the following clause (x), on or before February 7, 2025) (x) a Notification and Report Form to the extent required by the HSR Act with respect to the Transactions, and (y) any other filing or notification required pursuant to any other Antitrust Law applicable to the Transactions; (ii) supplying as promptly as practicable an appropriate response to any request for additional information and documentary material pursuant to any Antitrust Law, including the HSR Act; and (iii) causing the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law as soon as practicable. Buyer shall pay all filing fees required under the HSR Act or any other Antitrust Law.

(b) In connection with the efforts referenced in Section 5.1 and this Section 5.16 to obtain all requisite Governmental Approvals for the Transactions under any Antitrust Law, each of the Parties shall (i) promptly notify the other Party of any substantive communication it or any of its Affiliates receives from any Governmental Entity with respect to any Antitrust Law in connection with any of the Transactions and, in the case of written substantive communications, provide copies thereof to the other Party, (ii) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry brought by any Governmental Entity with respect to any Antitrust Law in connection with the Transactions, (iii) provide each other with advance copies and a reasonable opportunity to comment on all material proposed notices, submissions, filings, applications, undertakings, and information and correspondence proposed to be supplied to or filed with any Governmental Entity, except the Parties’ HSR Act filings, or in connection with any proceeding by a private party, in each case with respect to any Antitrust Law and related in any way to any of the Transactions, and (iv) to the extent permitted by applicable Law, provide a reasonable opportunity to attend and participate in any substantive meetings, discussions, telephone conversations, or videoconference with a Governmental Entity related to such Governmental Entity’s review or approval of the Transactions with respect to any Antitrust Law; provided that, Buyer shall control strategy, communications, and timing with respect to the Parties’ efforts to obtain the Governmental Approvals for the Transactions under any Antitrust Law after considering in good faith all comments and advice of the Res-Care (and its counsel). Subject to applicable Law, each Party shall, upon request by the other Party, furnish Res-Care or Buyer, as applicable, with all information concerning itself, its Affiliates, officers, directors or equityholders, as applicable, and such other matters or assistance as may be reasonably necessary or advisable in connection with any statement, filing, notice, application or other submission made (or to be made) by or on behalf of Buyer, Res-Care or any of their respective Affiliates to any Governmental Entity related in any way to any of the Transactions with respect to any Antitrust Law. Notwithstanding the foregoing, materials required to be provided pursuant to this section may be redacted (A) to remove references concerning the valuation of the Company Entities or the Purchased Assets, (B) as necessary to comply with Contracts, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided that each Party may further designate competitively sensitive material provided pursuant to this Section 5.16(b) as “outside counsel only.” The foregoing obligations in this Section 5.16(b) shall be subject to the Confidentiality Agreement.

(c) Without limiting the generality of Section 5.16(a):

(i) If any objections are asserted with respect to the Transactions under any Antitrust Law or if any suit or action is instituted or threatened by any Governmental Entity or any private party challenging any of the proposed Transactions as violative of any Antitrust Law, or if a filing pursuant to Section 5.16(a) is reasonably likely to be rejected or conditioned by a Governmental Entity, then Res-Care, Sellers, and Buyer shall each use reasonable best efforts to resolve such objections or challenges as such Governmental Entity or private party may have to such transactions; provided, that the Parties shall not be required to litigate or defend any legal suit or action and vacating, lifting, reversing or overturning any Order, whether temporary, preliminary or permanent, seeking to enjoin, restrain, prevent or prohibit the Transactions.

(ii) Buyer shall use reasonable best efforts to diligently pursue all actions necessary to eliminate each and every impediment (including to satisfy any conditions set forth in or established by any Governmental Approval) and obtain all Governmental Approvals for the Transactions under any Antitrust Law as promptly as reasonably practicable and in any event prior to the Final Date, including that Buyer agrees to:

(1) promptly take any and all actions necessary to substantially comply with, and certify substantial compliance with, any Request for Additional Information and Documentary Materials pursuant to sec. 803.6 of the HSR Act issued to Buyer or its affiliates in connection with the Transactions as soon as reasonably practicable, and in any event no later than six (6) months from the date of this Agreement , unless the Parties mutually agree to extend such timing as may be reasonably necessary, reasonably required or reasonably advisable; and

(2) (A) promptly propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by Order, consent decree, hold separate Order, trust or otherwise, the sale, divestiture, license, disposition or hold separate of such assets or businesses of Buyer or its Affiliates (including such properties, assets, or operations of the Business, including the Purchased Assets, and the Company Entities), or otherwise promptly offer or commit to any action, non-action, condition or conduct requirement (including those that limit Buyer’s or its Affiliates’ freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Buyer or its Affiliates (including such properties, assets, or operations of the Business, the Purchased Assets and the Company Entities)), (B) promptly terminate, relinquish, modify or waive existing relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its Affiliates

(including such properties, assets, or operations of the Business, including the Purchased Assets, and the Company Entities), (C) promptly create any relationships, ventures, contractual rights, obligations or other arrangements of Buyer or its Affiliates (including such properties, assets, or operations of the Business, including the Purchased Assets, and the Company Entities), and (D) promptly enter or offer to enter into agreements and stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Entity in connection with any of the actions contemplated by the foregoing clauses (A) through (D), in each case, as may be reasonably necessary, required or advisable in order to obtain Governmental Approvals for the Transactions under any Antitrust Law and to avoid the entry of, or to effect the dissolution of or to vacate or lift, any decree, judgment, injunction or other Order (whether temporary, preliminary or permanent) thereunder that would otherwise have the effect of restraining, preventing or delaying the consummation of the Transactions, or to avoid the commencement of any Legal Proceeding thereunder that seeks to prohibit the Transactions (each of (A)-(D), a “Remedial Action”); provided that, notwithstanding any other provision of this Agreement to the contrary, none of Buyer, its Affiliates, the Business or the Company Entities shall be obligated to take any Remedial Action (aa) unless the taking of such Remedial Action is conditioned upon the Closing, and (bb) that would reasonably be expected to result in or account for, either individually or in the aggregate, an amount equal to $71,700,000 or more of revenue (calculated in accordance with GAAP) of the Buyer and its Subsidiaries, the Business or the Buyer and its Subsidiaries (including the Business) in the aggregate, as of the 12-month period ended on December 31, 2024.

(d) Prior to the earlier of the Closing or termination of this Agreement, Buyer shall not acquire, invest, in or otherwise obtain any interest in or agree to acquire, invest in or otherwise obtain any interest in by merging or consolidating with, or by purchasing any assets of or equity in, or by any other manner, any Person or portion thereof if the entering into a definitive agreement relating to or the consummation of such acquisition, investment, purchase, merger or consolidation would reasonably be expected to materially delay or increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions under any Antitrust Laws.

Section 5.17. Release. Effective as of the Closing, each of the Seller Parties shall, and shall cause its Affiliates (other than the Company Entities) and Representatives, and their respective Affiliates, Representatives, successors and assigns to, (x) fully and unconditionally waive and release, to the fullest extent permitted under applicable Law, Buyer, the Company Entities and their respective Affiliates, current or former directors, managers, officers, employees, Representatives, current or former members, direct or indirect owners, shareholders, agents, attorneys, insurers, predecessors, successors, affiliates, parent entities, subsidiaries, heirs and assigns (the “Buyer Released Parties”) from and against any and all actions, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims, obligations and demands whatsoever whether in law or equity which they may have against each of the Buyer Released Parties, now or in the future, whether known or unknown, whether in law or in equity, in each case in respect of any cause, matter or thing relating to the Transactions contemplated hereunder or the Purchased Entities, the Business, the Purchased Assets, the Assumed Liabilities or any actions taken or failed to be taken by any of the Buyer Released Parties in any capacity related to the Purchased Entities, the Business, the Purchased Assets or the Assumed Liabilities occurring or arising on or prior to the Closing Date (the “Seller Released Claims”), and (y) irrevocably covenant to refrain from, directly or indirectly, asserting any Seller Released Claims against any Buyer Released Party; provided, however, that this release shall not apply to (a) Fraud, (b) covenants and agreements required to be complied with or fulfilled by Buyer following the Closing, (c) any rights or claims set forth in or contemplated by this Agreement or any other Transaction Document, or (d) any rights to indemnification or exculpation provided for in the Governing Documents of any Company Entity, or claims with respect thereto. Each of the Seller Parties represents to Buyer as of the Closing that neither it nor any of its Affiliates has assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Seller Released Claim against a Buyer Released Party. This Section 5.17 shall survive the Closing and shall be a Post-Closing Covenant.

Section 5.18. Reorganization. Prior to the Closing, the Seller Parties shall effect the reorganization described in and in accordance with Section 5.18 of the Disclosure Schedule (the “Reorganization”) and shall use its reasonable best efforts to prepare any associated regulatory filings with respect to any healthcare licenses, enrollment, or other permits implicated by the Reorganization as set forth on Section 7.2(g) of the Disclosure Schedule. Res-Care shall provide drafts of any documentation to effectuate the Reorganization to Buyer within a reasonable amount of time prior to the execution thereof and shall consider any of Buyer’s comments to any such documentation in good faith.

Section 5.19. Healthcare Filings. Following the execution of this Agreement and within the time frames required by applicable Law, Buyer, at its sole cost and expense, will file or cause to be filed with the applicable Governmental Entities having jurisdiction over the Business, those certain applications, forms, notices, or other filings identified on Section 5.19 of the Disclosure Schedules (each a “CHOW Filing”) necessary to report the “change of ownership” and/or “change of information” (as applicable) with respect to the Healthcare Permits or necessary for the transfer or establishment of payor contracts with Governmental Entities. Res-Care agrees to cooperate with Buyer in preparing and submitting any CHOW Filings, and if required by the applicable Governmental Entity, preparing and submitting its own CHOW filings related to the change of ownership and/or change of information, as applicable, and Buyer and Res-Care shall coordinate timing and process for the CHOW Filings and associated approvals required with respect to any Healthcare Permits to be submitted by Res-Care that are implicated by the Reorganization.

Section 5.20. Background Intellectual Property License. Each Seller Party (on behalf of itself and its Affiliates) hereby grants (and hereby causes its Affiliates to grant) to Buyer and its Affiliates (including the Company Entities), effective as of the Closing, a worldwide, fully paid-up, royalty-free, irrevocable, non-terminable, perpetual, non-exclusive license under and to all Licensed Business Intellectual Property for any and all purposes (including to make, have made, use, sell, offer to sell, and import any product or service, to reproduce, make derivative works of, distribute, display and perform any work, and to use such Intellectual Property), with the right to sublicense (including through multiple tiers). Buyer or its Affiliates may assign or otherwise transfer such license, in whole or in part, (a) to any lender or other financing source as collateral security, (b) to an Affiliate, or (c) in connection with any assignment, sale, merger, or other transfer of all or any part of the business or a product or service line of Buyer or any of its Affiliates (regardless of the form of transaction or series of transactions). At the Closing and otherwise upon Buyer’s request, each Seller Party shall deliver, and shall cause its Affiliates to deliver to Buyer, copies and tangible embodiments of all Licensed Business Intellectual Property, in whatever form or medium.

Section 5.21. Financing Obligation of Buyer. From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) Buyer shall use, and shall cause its Subsidiaries to use, their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary and advisable to obtain the proceeds of the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter (including, as necessary, taking into account the “market flex” provisions applicable thereto contained in the fee letter related to the Debt Commitment Letter) or on other terms and conditions that meet the requirements set forth in clauses (A) through (C) of clause (ii) below, prior to the Closing Date, including by using reasonable best efforts with respect to (i) maintaining in effect the Debt Commitment Letter, (ii) taking into account the expected timing of the Closing pursuant to the provisions of Section 2.1, negotiating and entering into on the Closing Date definitive agreements (the “Definitive Agreements”) consistent with the terms and conditions contained in the Debt Commitment

Letter (including, as necessary, taking into account the “market flex” provisions applicable thereto contained in the fee letter related to the Debt Commitment Letter) or, if available, on other terms that (A) are acceptable to Buyer in its sole discretion, (B) would not reasonably be expected to delay, taking into account the expected timing of the Closing pursuant to the provisions of Section 2.1, or adversely affect the ability of Buyer to consummate the transactions contemplated hereby, and (C) would otherwise not be prohibited by Section 5.21(b), (iii) enforcing its rights under the Debt Commitment Letter to the extent the failure to so enforce would cause the aggregate amount of the Debt Financing on the Closing Date, when combined with cash available to Buyer and its Subsidiaries, to be less than the Purchase Funds (provided that none of Buyer, its Affiliates or any of their respective Representatives shall be required or have any obligation to initiate, bring, join or support any Legal Proceeding against any Debt Financing Source or any Debt Financing Source Related Party), and (iv) on or prior to the Closing Date, satisfying all conditions to the funding of the Debt Financing in the Debt Commitment Letter applicable to any Buyer Group Member that are within the control of any Buyer Group Member (including, without limitation, payment of any fees required thereby).

(b) Buyer shall not without the prior written consent of Res-Care: (i) enter into any amendment of, or modification to (including, without limitation, by any side letter), or obtain any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Debt Financing necessary to consummate the transactions contemplated by this Agreement on the Closing Date, (B) reduces the aggregate amount of the Debt Financing on the Closing Date to an amount that, when combined with cash available to the Borrower and its Affiliates, would be less than the Purchase Funds, (C) adversely affects in a material respect the ability of Buyer to enforce its rights against the Debt Financing Sources party to the Debt Commitment Letter, as so amended, modified or waived, relative to the ability of Buyer, to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date of this Agreement or (D) would prevent, impede or materially delay, taking into account the expected timing of the Closing pursuant to the provisions of Section 2.1, the consummation of the Transaction (provided that, for the avoidance of doubt, Buyer may amend the Debt Commitment Letter for the sole purpose of adding lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Debt Commitment Letter as of the date of this Agreement (any such amendment, a “Joinder Amendment”) or (ii) terminate early, other than in accordance with its terms, the Debt Commitment Letter unless the Debt Commitment Letter is replaced at such time with a new commitment letter or, in the case of the Debt Commitment Letter, a new definitive agreement that would satisfy the requirements of the preceding clause (i). Buyer shall promptly (and in any event within three (3) Business Days of effectiveness) deliver to Res-Care copies of any amendment, modification, waiver or replacement of a Debt Commitment Letter, other than any Joinder Amendment. Upon any such amendment, modification, waiver or replacement of the Debt Commitment Letter permitted in accordance with this Section 5.21(b), all references herein to “Debt Commitment Letter” shall include and mean such documents as so amended, modified, waived or replaced in accordance with this Section 5.21, and references to “Debt Financing” shall include and mean the debt financing contemplated by the Debt Commitment Letter as so amended, modified, waived or replaced in accordance with this Section 5.21. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative or replacement debt financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question).

(c) In the event that all or any portion of the Debt Financing in an amount that, when combined with cash available to the Borrower and its Affiliates, would be less than the Purchase Funds becomes unavailable, Buyer will (i) use its reasonable best efforts to obtain alternative debt financing in an amount sufficient that, when combined with cash available to the Borrower and its Affiliates or the Company Entities and the remaining available portion of the Debt Financing, would be sufficient to pay the Purchase Funds, as promptly as reasonably practicable from the same or other sources; provided that, in no event shall Buyer be required to, and in no event shall its reasonable best efforts be deemed or construed to require it to obtain alternative financing that includes terms and conditions that are less favorable to Buyer than the terms and conditions set forth in the Debt Commitment Letter (including, as necessary, taking into account any ‘market flex” provisions applicable thereto contained in the fee letter related to the Debt Commitment Letter) as in effect on the date of this Agreement or would require it to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date of the this Agreement (including, as necessary, taking into account any “market flex” provisions applicable thereto contained in the fee letter related to the Debt Commitment Letter) or which include, without the prior written consent of Res-Care, any conditions to the consummation of such alternative debt financing that would be expected to make the funding of such alternative debt financing less likely to occur than the conditions set forth in the Debt Commitment Letter as in effect on the date of this Agreement, and (ii) promptly notify Res-Care in writing of such unavailability.

(d) Buyer shall provide Res-Care with prompt (and in any event within three (3) Business Days) written notice of (i) any actual or threatened breach, early termination, repudiation or default by any party to the Debt Commitment Letter, in each case, of which Buyer obtains actual knowledge and which could prevent, impede or materially delay, taking into account the expected timing of the Closing pursuant to the provisions of Section 2.1, the consummation of the transactions contemplated by this Agreement (but, in each case, excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or the Definitive Agreements with respect to the Debt Financing), and (ii) the occurrence of any event or development that, assuming the satisfaction of the conditions contained in Section 7.1 and Section 7.2 of this Agreement, would reasonably be expected to result in a failure to satisfy a condition to funding all or any portion of the Debt Financing contemplated by the Debt Commitment Letter that, together with cash available to Buyer and its Affiliates, would be required to pay the Purchase Funds on the Closing Date that is applicable to Buyer and to be satisfied by any Buyer Group Member under the terms and conditions of the Debt Commitment Letter; provided that, (A) the foregoing notice obligation shall not apply with respect to Seller Parties’ operation of the Business prior to the Closing, and (B) in no event shall Buyer be required to (1) share the details of any such occurrence with Seller Parties, Company Entities Affiliates or Representatives or (2) any information that Buyer reasonably determines would jeopardize any attorney-client or work product privilege of any Buyer Group Member.

(e) In no event shall the receipt or availability of the Debt Financing be a condition to Buyer’s obligations hereunder; provided that it is understood and agreed by the Seller Parties that the right to obtain specific performance to cause Buyer to consummate the Closing is subject to Section 9.13(b) hereof.

Section 5.22. Financing Obligations of Selling Parties.

(a) Each of the Seller Parties shall, and shall cause each of the Company Entities to, in each case, provide to Buyer and the Debt Financing Sources (A) from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, all Required Information as promptly as practicable after the date set forth in the definition thereof and in any event no later than the Closing Date, and (B) (x) at least four (4) Business Days prior to the Closing Date, all documentation and other information relating to the Company Entities and the Business as is reasonably requested by the Debt Financing Sources or reasonably determined to be required, in either such case under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested by Buyer in writing at least nine (9) Business Days prior to the Closing Date, and (y) at least four (4) Business Days prior to the Closing Date, if any of the Company Entities qualify as a “legal entity customer” under the Beneficial Ownership Regulation, then a Beneficial Ownership Certification; provided that in no case shall any information or documentation requested or provided under clause (B) contemplate any Company Entity being liable in any way with respect to the Debt Financing prior to Closing or require any Company Entity officer, director, or manager to provide information to the effect that any such Person is a Beneficial Owner (for purposes of the Beneficial Ownership Regulation) of a post-Closing Company Entity.

(b) From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms each of the Seller Parties shall, and shall cause each of the Company Entities to, in each case, use reasonable best efforts to provide to Buyer, and shall each cause their respective Representatives to, provide to Buyer such cooperation as may be reasonably requested by Buyer and/or the Debt Financing Sources in connection with the Debt Financing to the extent customary or necessary in connection with the arrangement, marketing, syndication and consummation of the Debt Financing. Without limiting the generality of the foregoing, such cooperation shall include:

(i) preparing and furnishing to Buyer and the Debt Financing Sources (A) all Required Information as promptly as practicable after the date set forth in the definition thereof and in any event no later than the Closing Date, and (B) such financial and other information regarding the Company Entities and the Business (including customary and reasonably requested due diligence information) that, in the case of clause (B) only, is in the possession of, or readily available, to the Seller Parties as may be reasonably requested in writing by Buyer and that is necessary or customarily provided in connection with the arrangement, marketing and syndication of financings of a type similar to any Debt Financing; provided that, in no event shall the Sellers be required to provide any Excluded Information;

(ii) assisting Buyer in connection with Buyer’s preparation of customary pro forma financial statements that include the most recent periods covered by the Required Information; provided that (A) Buyer shall be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to this Agreement and the other transactions contemplated herein, and (B) the Seller Parties’ and Company Entities’ assistance shall relate solely to the financial information and data derived from the Company Entities’ and the Business’s historical books and records and shall not be required to prepare or provide any Excluded Information;

(iii) assisting Buyer in the preparation of customary (A) confidential bank information memoranda (including a version that does not include material non-public information with respect to the Company Entities or the Business), lender and investor presentations, projections and such other customary or similar marketing materials (including any supplements thereto) necessary or customarily provided in connection with financings of the type similar to the Debt Financing, including designating whether the information provided to Buyer constitutes material non-public information with respect to the Company Entities or the Business, and (B) materials for rating agency presentations;

(iv) furnishing to the Debt Financing Sources customary authorization and representation letters with respect to information of the Company Entities and the Business (subject to confidentiality provisions and disclaimers reasonably acceptable to the Seller Parties and consistent with the confidentiality provisions of the Transaction Documents) authorizing the distribution of information to prospective lenders or investors and containing customary representations, including with respect to the presence or absence of material nonpublic information with respect to the Company Entities or the Business and regarding the accuracy of the information provided by, or with respect to, the Company Entities or the Business;

(v) [reserved];

(vi) making senior members of management and other Representatives (with appropriate seniority and expertise) of the Company Entities and the Business available for participation during normal business hours in a reasonable number of meetings (including meetings with prospective lenders and other investors), presentations, conference calls, due diligence sessions (including directing the independent auditors with respect to the Company Entities and the Business to participate therein or in separate accounting due diligence calls), sessions with rating agencies and other reasonable and customary marketing efforts of Buyer and the Debt Financing Sources, in each case, in connection with the Debt Financing and upon reasonable advance notice at a time and place mutually agreed by Buyer and Res-Care;

(vii) facilitating the execution and delivery of, the Definitive Agreements, corporate authorizations and other customary certificates; provided that such documents shall be effective no earlier than the Closing Date;

(viii) (A) facilitating the pledging, granting and perfection of liens on collateral (including the release, identification, grant or perfection of any liens on the assets of the Company Entities or the Business) for the Debt Financing, including using reasonable best efforts to deliver any original share certificates and related share powers, and (B) assisting Buyer with obtaining release of existing encumbrances otherwise required hereunder to be released in connection with Closing; provided that such releases shall be subject to the occurrence of the Closing, and (C) using commercially reasonable best efforts to obtain such consents, approvals and authorizations which may be reasonably requested by Buyer in connection with the Debt Financing and collateral arrangements in connection therewith solely to the extent such consents, approvals or authorizations are conditions to the closing of the Debt Financing; and

(ix) taking such corporate actions or other organizational actions, subject to the occurrence of the Closing, as may be reasonably requested by Buyer to permit the consummation of the Debt Financing, including causing directors and officers of the Company Entities who will continue to hold such offices and positions from and after the Closing Date to execute resolutions or consents of the Company Entities that do not become effective until the Closing Date with respect to entering into the definitive financing documentation for the Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing.

(c) Notwithstanding the foregoing, none of the Seller Parties or the Company Entities shall be required to take or permit the taking of any action pursuant to Section 5.22(b) that would (i) unreasonably interfere with the ongoing business or operations of the Company Entities or the Business, (ii) require the Seller Parties or the Company Entities or any Persons who are officers or directors of the Seller Parties or the Company Entities to pass resolutions or consents to approve, or to authorize the execution of, the Debt Financing that would be effective prior to the Closing Date or to execute or deliver any certificate, document, instrument or agreement (other than the authorization and representation letters referred to in Section 5.22(b)(iv)) or agree to any change or modification of any existing certificate, document, instrument or agreement that, in any case, would be effective prior to the Closing Date or effective if the Closing does not occur, (iii) cause any representation or warranty in any Transaction Document to be breached by the Seller Parties or the Company Entities, (iv) require the Seller Parties or the Company Entities to pay any commitment or other similar fee or incur any other expense or obligation in connection with the Debt Financing, other than with respect to the Seller Parties to the extent that such expenses or obligations are the responsibility of the Seller Parties pursuant to this Agreement, prior to Closing, (v) cause any director, officer or employee or stockholder of the Seller Parties or the Company Entities to incur any personal liability, (vi) result (with or without notice, lapse of time, or both) in a violation or breach of, or a default under, any obligation of confidentiality under any Contract to which the any of the Company Entities is a party or that is an Assigned Contract (not created in contemplation of this Agreement), (vii) provide access to or disclose information that the Seller Parties or the Company Entities reasonably determines would jeopardize any attorney-client or work product privilege of the Seller Parties or the Company Entities, or (viii) require any Seller Party’s or any Company Entity’s external or internal counsel to deliver any legal opinions. Nothing contained in Section 5.22(b) or otherwise shall require any Seller Party to be an issuer or other obligor with respect to the Debt Financing.

(d) Confidentiality. All non-public or otherwise confidential information regarding the Seller Parties, the Company Entities or the Business obtained by Buyer or its Representatives pursuant to Section 5.22(b) or by them otherwise from, or on behalf of, the Seller Parties or the Company Entities shall be kept confidential in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement or, with respect to the Debt Financing Sources, the confidentiality provisions applicable thereto under the Debt Commitment Letter (consent of the Seller Parties being required to materially modify any confidentiality provisions applicable thereto); provided that, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, arrangers, agents and other potential or prospective Debt Financing Sources during the arrangement, syndication and marketing of the Debt Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Debt Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies.

(e) Use of Logos. The Seller Parties and the Company Entities hereby consent to the reasonable use by Buyer and the Debt Financing Sources of the Company Entities’ or the Business’s logos in connection with the marketing of the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company Entities or the Business or the reputation or goodwill of the Company Entities or the Business.

(f) Reimbursement. If the Closing does not occur, promptly (and in any event no later than ten (10) Business Days) following written request by Res-Care, Buyer will reimburse the Company Entities for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) actually incurred by the Company Entities in connection with the cooperation provided pursuant to Section 5.22(b) (other than with respect to any costs and expenses incurred by the Company Entities or any of their respective Affiliates that it would have otherwise been incurred in the ordinary course of its business, including the costs of the preparation of their historical financial statements and the Required Information). Notwithstanding any other provision of this Agreement, in the event that Buyer is obligated to pay the Reverse Termination Fee pursuant to this Agreement, the reimbursement of such costs and expenses of cooperation do not constitute damages and shall be in addition to the payment of the Reverse Termination Fee.

(g) Indemnification. The Seller Parties and the Company Entities and their respective Representatives will be indemnified and held harmless by Buyer from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement to the extent suffered or incurred by them in connection with the cooperation provided pursuant to Section 5.22(b), other than (i) to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties result from the gross negligence, willful misconduct or Fraud of any Seller Party, any Company Entity or any of their respective Affiliates or Representatives, or (ii) with respect to any information, including the Required Information, provided under Section 5.22(b) by any of the foregoing Persons for use in connection herewith or with the Debt Financing.

(h) Each of the Seller Parties shall, and shall cause each of the Company Entities to, in each case, use its reasonable best efforts to provide to Buyer, and shall each cause their respective Representatives to use reasonable best efforts to provide to Buyer all cooperation reasonably requested by Buyer and customary in connection with the preparation or implementation of an account receivables financing facility in respect of accounts receivable held by the Company Entities including, without limitation, reasonably detailed information regarding the aging of accounts receivable, a list of top-10 customers for the most recent month for which such information is available and sales, collections, credit memos and write-offs for accounts receivable for the previous twelve (12) months.

Section 5.23. Future Insurance Coverage.

(a) Sellers shall continue to carry and maintain, and shall cause their applicable Affiliates to continue to carry and maintain, the Designated Insurance Policies through the Closing, and the Sellers shall not amend or modify (and shall cause their applicable Affiliates not to amend or modify) the Designated Insurance Policies or allow any breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business consistent with past practices) of the Designated Insurance Policies to occur or exist.

(b) From and after the Closing, the Seller Parties shall be responsible for and shall indemnify the Buyer Indemnified Parties and save and hold each of them harmless against, and pay on behalf of or reimburse such Buyer Indemnified Parties as and when incurred, for any Damages which any Buyer Indemnified Party may suffer, sustain, or become subject to, as a result of, in connection with, arising from, relating to or by virtue of: (i) any workers compensation, employer's liability or automobile liability Claims (whether pending, known or unknown and whether reported prior to or after the Closing) (including those listed in Section 3.11 of the Disclosure Schedule) with respect to acts, omissions, events or circumstances that occurred or existed prior to the Closing that may be made under any Designated Insurance Policy that is an occurrence-based insurance policy including the policies set forth in Section 3.17 of the Disclosure Schedule (“Occurrence-Based Claims”); provided, that Buyer shall reimburse Seller for its reasonable, documented out-of-pocket defense, settlement and judgment costs (under retained limits, deductibles, retentions (including self-insured retentions) and without duplication for and excluding any payments Seller or any of its Affiliates received under any insurance policy of Seller or any of its Affiliates) associated with any such Occurrence-Based Claims; provided, further, that Buyer’s reimbursement obligations pursuant to the prior proviso are limited as follows: (x) with respect to Occurrence-Based Claims that are workers compensation or employer’s liability claims, such reimbursement obligations shall not exceed an amount equal to $22,500,000 in the aggregate, (y) with respect to Occurrence-Based Claims that are automobile liability claims, such reimbursement obligations shall not exceed an amount equal to $10,500,000 in the aggregate, and (z) for the avoidance of doubt, Buyer shall not have any reimbursement obligations in respect of Occurrence-Based Claims that are not workers compensation, employer’s liability or automobile liability claims; provided, further, that (A) in the event Seller and its Affiliates elect to obtain a loss portfolio transfer with respect to all Occurrence-Based Claims that are workers compensation or employer’s liability claims within ninety (90) days following the Closing Date, and subsequently obtain such loss portfolio transfer within one hundred eighty (180) days following the Closing Date, Buyer’s reimbursement obligations pursuant to the prior clause (x) shall terminate and Buyer shall pay Seller, (I) on the date that is six (6) months following the consummation of such loss portfolio transfer, an amount equal to $11,250,000, and (II) on the first anniversary of the consummation of such loss portfolio transfer, an amount equal to $11,250,000 (provided that any amount payable pursuant to the foregoing clauses (I) or (II) shall be reduced by any amount previously paid in respect of Buyer’s reimbursement obligations pursuant to the prior clause (x)), and (B) in the event Seller and its Affiliates elect to obtain a loss portfolio transfer with respect to all Occurrence-Based Claims that are automobile liability claims within ninety (90) days following the Closing Date, and subsequently obtain such loss portfolio transfer within one hundred eighty (180) days following the Closing Date, Buyer’s reimbursement obligations pursuant to the prior clause (y) shall terminate and Buyer shall pay Seller, (I) on the date that is six (6) months following the consummation of such loss portfolio transfer, an amount equal to $5,250,000, and (II) on the first anniversary of the consummation of such loss portfolio transfer, an amount equal to $5,250,000 (provided that any amount payable pursuant to the foregoing clauses (I) or (II) shall be reduced by any amount previously paid in respect of Buyer’s reimbursement obligations pursuant to the prior clause (y)); and (ii) any Claims (pending or known) (including those listed in Section 3.11 of the Disclosure Schedule) with respect to acts, omissions, events or circumstances that occurred or existed prior to the Closing that may be made under any Designated Insurance Policy that is a general liability or professional liability insurance policy (including sexual abuse and molestation and punitive damages policies) including the policies set forth in Section 3.11 of the Disclosure Schedule (“Known GL/PL Claims”); provided that, Buyer shall reimburse Seller for its reasonable, documented out-of-pocket defense, settlement and judgment costs (under the retained limits, deductibles, retentions (including self-insured retentions) and without duplication for and excluding any payments Seller or any of its Affiliates receive under any insurance policy of Seller or any of its Affiliates) associated with such Known GL/PL Claims, provided that the reimbursement payments required pursuant to the foregoing proviso shall not exceed an amount equal to $22,300,000 in the aggregate. In the event Seller does not obtain one or both of the loss portfolio transfers of the Occurrence-Based Claims as contemplated by this Section 5.23(b), and as of the date that is five (5) years following the Closing Date there are open Occurrence-Based Claims, and Buyer’s reimbursement obligation has not exceeded (x) $22,500,000 with respect to Occurrence-Based Claims that are workers compensation or employer’s liability claims, or (y) $10,500,000 with respect to Occurrence-Based Claims that are automobile liability claims, the Parties will retain Aon Insurance Solutions or another firm agreed by the Parties to perform an independent actuarial analysis to determine the expected (55th percentile) remaining liability for such Occurrence-Based Claims, and Buyer shall pay Seller (aa) with respect to Occurrence-Based Claims that are workers compensation or employer’s liability claims, the lesser of (x) the amount of the expected (55th percentile) remaining liability for such Occurrence-Based Claims that are workers compensation or employer’s liability claims determined by such independent actuarial analysis, and (y) $22,500,000, minus the amount previously paid in respect of Buyer’s reimbursement obligations pursuant to this Section 5.23(b) with respect to Occurrence-Based Claims that are workers compensation or employer’s liability claims, and (bb) with respect to Occurrence-Based Claims that are automobile liability claims, the lesser of (x) the amount of the expected (55th percentile) remaining liability for such Occurrence-Based Claims that are automobile liability claims determined by such independent actuarial analysis, and (y) $10,500,000, minus the amount previously paid in respect of Buyer’s reimbursement obligations pursuant to this Section 5.23(b) with respect to Occurrence-Based Claims that are automobile liability claims. Upon the full payment in accordance with the foregoing sentence, the reimbursement obligations of Buyer shall be terminated. If as of the date that is ten (10) years following the Closing Date there are open Known GL/PL Claims and Buyer’s reimbursement obligation has not exceeded $22,300,000, the Parties will retain Aon Insurance Solutions or another firm agreed by Buyer and Res-Care to perform an independent actuarial analysis to determine the expected (55th percentile) remaining liability for such Known GL/PL Claims, and Buyer shall pay Seller the lesser of (x) the amount of the expected (55th percentile) remaining liability for such Known GL/PL Claims determined by such independent actuarial analysis, and (y) $22,300,000, minus the amount previously paid in respect of Buyer’s reimbursement obligations pursuant to this Section 5.23(b) with respect to Known GL/PL Claims. With respect to any Claim contemplated by this Section 5.23(b), Seller shall use reasonable best efforts to pursue recovery of such Damages under the applicable Designated Insurance Policies.

(c) From and after the Closing, the Buyer shall be responsible for and shall indemnify the Seller Indemnified Parties and save and hold each of them harmless against, and pay on behalf of or reimburse such Seller Indemnified Parties as and when incurred, for any Damages which any Seller Indemnified Party may suffer, sustain, or become subject to, as a result of, in connection with, arising from, relating to or by virtue of: any Claims that were unknown as of the Closing with respect to acts, omissions, events or circumstances that occurred or existed prior to the Closing that may be made under any Designated Insurance Policy that is a general liability or professional insurance policy (including sexual abuse and molestation and punitive damages policies) including the policies set forth in Section 3.17 of the Disclosure Schedule (“Unknown GL/PL Claims”); provided that, Seller Indemnified Parties shall reimburse Buyer for its reasonable, documented out-of-pocket defense, settlement and judgment costs associated with such Unknown GL/PL Claims, provided that the reimbursement payments required pursuant to the foregoing proviso shall not exceed an amount equal to $10,000,000 in the aggregate. If as of the date that is ten (10) years following the Closing Date there are open Unknown GL/PL Claims, and Seller’s reimbursement obligation has not exceeded $10,000,000, the Parties will retain Aon Insurance Solutions or another firm agreed by Buyer and Res-Care to perform an independent actuarial analysis to determine the expected (55th percentile) remaining liability for such Unknown GL/PL Claims, and Seller shall pay Buyer the lesser of (x) the amount of the expected (55th percentile) remaining liability for such Unknown GL/PL Claims determined by such independent actuarial analysis, and (y) $10,000,000, minus the amount previously paid in respect of Seller’s reimbursement obligations pursuant to this Section 5.23(c) with respect to Unknown GL/PL Claims. Upon the full payment in accordance with the foregoing sentence, the reimbursement obligations of Seller shall be terminated.

(d) With respect to each of the reimbursement payments required pursuant to Section 5.23(b) and Section 5.23(c), the Party entitled to reimbursement shall invoice the reimbursing Party in arrears within thirty (30) days following the last day of the calendar quarter for all amounts subject to reimbursement that were incurred during such calendar quarter and the Party entitled to reimbursement shall provide with such invoices reasonable supporting details and documentation as reasonably necessary for the reimbursing Party to verify such amounts. The reimbursing Party shall pay the Party entitled to reimbursement all undisputed amounts within thirty (30) days after the reimbursing Party’s receipt of a properly issued invoice therefor. Any disputes between the reimbursing Party and the Party to be reimbursed shall be resolved in accordance with Section 15(f) of the Transition Services Agreement.

(e) With respect to all Occurrence-Based Claims, Known GL/PL Claims and Unknown GL/PL Claims, the Party receiving notice of any such claim shall provide written notice of such claim to the other Party and the Party responsible for such claim shall control the claims process, defense and settlement of such claim; provided that the controlling Party shall obtain the consent of the non-controlling Party to any settlement or compromise unless in such settlement or compromise (i) such controlling Party will pay the settlement or compromise amount in full and no monetary obligation, condition or remedy shall be imposed on the non-controlling Party or its Affiliates or Representatives (other than the non-controlling Party’s obligation to reimburse the controlling Party pursuant to Section 5.23(b), Section 5.23(c) and Section 5.23(e) above, as applicable), (ii) no non-monetary obligation, condition or remedy shall be imposed on the non-controlling Party or its Affiliates or Representatives, (iii) the settlement or compromise will not result in and will not reasonably be expected to result in an adverse effect on the business of the non-controlling Party or its Affiliates or Representatives, (iv) there shall be no admission of fault or liability required by the non-controlling Party or its Affiliates or Representatives, (v) the settlement or compromise shall contain a full release of the non-controlling Party and its Affiliates and Representatives from any claims and liabilities related to such claim and dismissal of any pending claims; and (vi) the settlement or compromise shall be confidential and prohibit public statements regarding the non-controlling Party or its Affiliates or Representatives related to the settlement or claims.

(f) From the date hereof until the sixth anniversary thereof, Sellers shall continue to carry and maintain, and shall cause their applicable Affiliates to continue to carry and maintain, coverage under the directors and officers liability insurance policies, fiduciary liability insurance policies and employment practices liability insurance policies of Seller or any of its Affiliates, in each case, as such coverage exists as of the date hereof, and the Sellers shall not amend or modify (and shall cause their applicable Affiliates not to amend or modify) such insurance policies or allow any breach, default or cancellation to occur or exist. The Buyer and its Affiliates (including the Purchased Entities) may make claims under such policies subject to the terms and conditions of such policies. Seller shall retain and be responsible for any claims made under any directors and officers liability insurance policy, fiduciary liability insurance policy or employment practices liability insurance policy of Seller or any of its Affiliates; provided that Buyer shall reimburse Seller for the amount of any deductible and other uncovered out-of-pocket expenses associated with any claim made following the Closing that is solely related to the Business and does not relate to any other business of Seller and its Affiliates under any such directors and officers liability insurance policy, fiduciary liability insurance policy or employment practices liability insurance policy. Following the Closing, Seller shall retain and be responsible for any claim made under any cyber liability insurance policy of Seller or any of its Affiliates, and, from the Closing Date until the date on which neither Buyer nor any of its Affiliates (including the Purchased Entities) has access to any computer network of Seller or any of its Affiliates (a “Seller Network” and such date, the “Network Transition Date”), the Buyer and its Affiliates (including the Purchased Entities) may make claims under any such cyber liability insurance policy subject to the terms and conditions of such policy with respect to any cyber events that effect any Seller Network prior to the Network Transition Date.

(g) For purposes of clarity, neither Buyer nor any of its Affiliates (including the Company Entities following the Closing) shall have any obligation (including any obligation to backstop, maintain, reimburse, replace or provide) in respect of any collateral posted or required to be posted under any Designated Insurance Policy.

(h) All reimbursement payments under this Section 5.23 shall be deemed adjustments to the Purchase Price for all Tax purposes, unless otherwise required by Law.

Section 5.24. Seller Guaranty. Seller Guarantor hereby guarantees the prompt and faithful performance and observation by each other Seller Party of each and every obligation, covenant and agreement of such Seller Party contained in this Agreement and the other Transaction Documents executed and delivered by such Seller pursuant to this Agreement, along with any extension, renewal or modification thereof in accordance with the terms therein (the “Seller Guaranteed Agreements”).

(a) The obligation of Seller Guarantor under this Section 5.24 is an unconditional and irrevocable guaranty of payment and performance, and may be enforced directly against Seller Guarantor as a primary obligation of Seller Guarantor. This obligation is a continuing guaranty and shall remain in effect, and the obligations of Seller Guarantor shall not be affected, modified or impaired by the extension of the time for performance or payment of money pursuant to any of the Seller Guaranteed Agreements, or of the time for performance of any other obligations, covenants or agreements under or arising out of any of the Seller Guaranteed Agreements or any ancillary documents thereto or the extension or the renewal thereof, whether or not with notice or consent of Seller Guarantor.

(b) Seller Guarantor agrees not to assert any defense based upon (i) an election of remedies of any type, (ii) any duty of any party to any of the Seller Guaranteed Agreements to disclose information of any type regarding the obligations under any of the Seller Guaranteed Agreements, or (iii) defenses against any party to any of the Seller Guaranteed Agreements virtue of any such party’s failure to exercise any rights against any such party.

(c) Seller Guarantor hereby expressly waives any right or claim to force any party to any of the Seller Guaranteed Agreements to proceed first against any party to any of the Seller Guaranteed Agreements or any other guarantor or any other party in the event of non-payment or non-performance, and agrees that no delay or refusal of any party to any of the Seller Guaranteed Agreements to exercise any right or privilege which such party has or may have, whether arising from any documents, any common law, applicable statute or otherwise, shall operate to impair its liability hereunder.

(d) The obligations under this guaranty shall not be reduced, impaired or in any way affected by (i) receivership, insolvency, bankruptcy or other Legal Proceedings affecting any party to any of the Seller Guaranteed Agreements or any of such party’s assets, or (ii) receivership, insolvency, bankruptcy or other Legal Proceedings affecting Seller Guarantor or any of its assets.

(e) The guaranty set forth in this Section 5.24 covers any and all of the obligations of the Seller Parties under the Seller Guaranteed Agreements, whether presently outstanding or arising subsequent to the date hereof.

(f) Seller Guarantor hereby waives (i) notice of acceptance hereof, (ii) grace, demand, presentment and protest with respect to the obligations under the Seller Guaranteed Agreements, (iii) notice of non-payment or other defaults, of intention to accelerate and of acceleration of the obligations under any of the Seller Guaranteed Agreements, (iv) notice of and/or any right to consent or object to the assignment of any interest in any of the Seller Guaranteed Agreements, and (v) any other notices in connection with the Seller Guaranteed Agreements. The Seller Guarantor shall be bound by and comply with Section 5.7 (Public Announcements; Confidentiality), Section 5.12 (Restrictive Covenants) (subject to the last sentence of Section 5.12(a)), and Section 5.17 (Release).

Section 5.25. R&W Insurance Policy. The R&W Insurance Policy will expressly waive any right of subrogation in connection with this Agreement and the transactions contemplated hereby against Sellers (or any direct or indirect past or present member, partner, other equityholder, employee, director or officer (or the functional equivalent of any such position) of Sellers) (except with respect to Fraud). Res-Care and the other Seller Parties shall cooperate with Buyer’s efforts and provide assistance as reasonably required by Buyer to obtain the R&W Insurance Policy including, without limitation, conducting any additional diligence investigation, or providing to Buyer or its Affiliates any additional diligence information required to address and remove any conditional exclusions under the R&W Insurance Policy. Buyer shall be solely responsible for all costs associated with obtaining the R&W Insurance Policy including, but not limited to, the premiums, taxes, fees, and any retention under the R&W Insurance Policy except as contemplated by the first proviso of Section 8.2(c).

Section 5.26. Director of Talent Acquisition. Within sixty (60) days following the date hereof, Seller or one of its Affiliates shall use reasonable best efforts to hire a qualified Director of Talent Acquisition for the Business and such individual shall be a Transferred Employee and such individual’s compensation shall be substantially similar to other executives of the Business employed in a position of a similar level of seniority.

Section 5.27. Master Fleet Agreements. From and after the date hereof, Res-Care shall use reasonable best efforts to cause each Master Fleet Agreement to be apportioned effective as of the Closing (including by using reasonable best efforts to obtain the approval of the counterparty to such Master Fleet Agreement to, and to effectuate entering into, a new contract on substantially the same terms as such Master Fleet Agreement or on terms otherwise acceptable to Buyer, or separating and assigning, in relevant part, the applicable portion of such Master Fleet Agreement), between Res-Care or its applicable Affiliate and Buyer (or a Company Entity or other designated Affiliate of Buyer), pursuant to which Res-Care or its applicable Affiliate will assume all of the rights and obligations under such Master Fleet Agreement to the extent relating to any of its businesses other than the Business (including the rights and obligations related to the ownership or operation of vehicles used in any such business other than the Business prior to effectuating such apportionment) (such portion of the Master Fleet Agreements assumed by Res-Care or its applicable Affiliate, the “Retained Master Fleet Agreements”), on the one hand, and Buyer (or a Company Entity or other designated Affiliate of Buyer) will assume all of the rights and obligations under such Master Fleet Agreement to the extent relating to the Business (including the rights and obligations related to the ownership or operation of vehicles used by the Business prior to effectuating such apportionment) (such portion of the Master Fleet Agreements assumed by Buyer or a Company Entity or other designated Affiliate of Buyer, the “Transferred Master Fleet Agreements”), on the other hand.

Section 5.28. Pharmacy Services Agreement. Prior to the Closing, each of the Parties shall, and shall cause their respective Affiliates to, comply with their respective obligations pursuant to the footnotes set forth in Exhibit A and Exhibit B to the Pharmacy Services Agreement. In connection with the foregoing, each Party shall, and shall cause their respective Affiliates to, provide reasonable supporting documentation with respect to the information set forth in the respective exhibits; provided, however that in no event shall Buyer or any of its Affiliates be required to provide full or unredacted copies of any Existing Pharmacy Contracts (as such term is defined in the Pharmacy Services Agreement).

Section 5.29. Management Agreement. To provide for continuity of operations of the Business and to support the orderly transfer of the applicable Healthcare Permits, Buyer and the relevant Seller Parties will enter into the Management Agreement at Closing. From and after the date hereof, Buyer and Seller will cooperate to identify those certain Government Approvals for the Healthcare Permits that the Buyer or its Affiliates may not receive prior to the Closing Date, and the Parties will use commercially reasonable efforts to identify such Healthcare Permits to be included on Exhibit A and Exhibit B of the Management Agreement. Each Healthcare Permit for which Buyer has not received (or will receive pending the occurrence of Closing) a corresponding new license as of the Closing or a Government Approval for the transfer of such Healthcare Permit shall be included in Exhibit A or Exhibit B, as applicable, to the Management Agreement.

Article VI
TERMINATION

Section 6.1. Termination of Agreement. This Agreement may be terminated at any time before Closing:

(a) by mutual written consent of Buyer and Res-Care;

(b) by Buyer or Res-Care, if Closing has not occurred on or before two hundred seventy (270) days from the date of this Agreement (the “Final Date”); provided, that such date shall be automatically extended to the first anniversary of the date of this Agreement in the event that all conditions to Closing other than those set forth in Section 7.1(d), Section 7.1(h) as it relates to Indiana or California Antitrust Laws, and Section 7.2(d) have been satisfied or are capable of being satisfied at the time of such extension (which date shall thereafter be deemed to be the Final Date);

(c) by Buyer, upon written notice to Res-Care, if any Seller Party shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 being satisfied (if the Closing were to occur on the date such written notice is provided by Buyer), and (ii) (A) if capable of being cured, has not been cured by such Seller Party within the earlier of (x) thirty (30) days after Res-Care’s receipt of written notice thereof from Buyer, or (y) the Final Date, or (B) is incapable of being cured; provided, that the Buyer shall not have the right to terminate the Agreement pursuant to this Section 6.1(c) if the Buyer is then in material breach of any of its representations, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of any condition set forth in Section 7.2;

(d) by Res-Care, upon written notice to Buyer, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2 being satisfied (if the Closing were to occur on the date such written notice is provided by Res-Care); and (ii) (A) if capable of being cured, has not been cured by Buyer within the earlier of (x) thirty (30) days after its receipt of written notice thereof from Res-Care, or (y) the Final Date, or (B) is incapable of being cured; provided, that Res-Care shall not have the right to terminate the Agreement pursuant to this Section 6.1(d) if the Seller Parties are then in material breach of any of their representations, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of any condition set forth in Section 7.1; or

(e) by either Party if any court of competent jurisdiction or other Governmental Entity shall have issued an Order, or taken any other action restraining, enjoining, or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable;

(f) by Res-Care if (i) all of the conditions set forth in Section 7.1 have been satisfied or waived as of the time the Closing should have occurred pursuant to the terms of this Agreement (other than those conditions that require deliveries or are tested at the time of the Closing, which conditions could have been satisfied if the Closing had occurred at such time); (ii) Res-Care has irrevocably confirmed by written notice to Buyer that (A) all of the conditions to Buyer’s obligation to consummate the Closing have been satisfied or waived (other than those conditions that require deliveries or are tested at the time of the Closing, which conditions could have been satisfied if the Closing had occurred at such time), and (B) all of the conditions to the Seller Parties’ obligation to consummate the Closing have been satisfied or waived (other than those conditions that require deliveries or are tested at the time of the Closing, which conditions could have been satisfied if the Closing had occurred at such time) and the Seller Parties are ready, willing and able to consummate the Closing; and (iii) Buyer fails to consummate the Closing within three (3) Business Days following the delivery of such confirmation.

Section 6.2. Effect of Termination. If this Agreement is validly terminated pursuant to Section 6.1, then this Agreement will be of no further force or effect, except for the terms of this Section 6.2, Section 5.7(a), Section 6.3, Article IX and related defined terms, each of which shall survive the termination of this Agreement. Upon any termination pursuant to Section 6.1, no Party will have any further Liability hereunder or with respect hereto, except pursuant to the above-referenced Sections, any pre-termination Fraud or willful or intentional breach by such Party of this Agreement, or the Confidentiality Agreement, with respect to which all rights and remedies (under this Agreement, the Confidentiality Agreement or otherwise) will survive such termination and continue to exist. Nothing in this Section 6.2 shall be deemed to impair the right of any Party hereto to compel specific performance by any other Party of any of its obligations under this Agreement that have not terminated.

Section 6.3. Buyer Termination Fees.

(a) If this Agreement is terminated by Res-Care in accordance with Section 6.1(f) or Section 6.1(d), then promptly, but in any event within five (5) Business Days after the date of such termination, Buyer shall pay or cause to be paid to Res-Care, in full and final satisfaction of, and as liquidated damages and an exclusive remedy with respect to, any and all Liability(ies) or loss(es) suffered by the Seller Group Members (including all Liability(ies) or loss(es) of any of such Persons for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or for any punitive, special, exemplary, indirect, consequential or incidental damages, or damages argued to be associated with lost profits or diminution in value) as a result of any breach of, or non-compliance with, any covenant, agreement, representation or warranty in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated or otherwise related to, or connected to this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof), an amount in cash equal to $35,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to one or more accounts designated in writing by Res-Care.

(b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by Buyer or Res-Care in accordance with Section 6.1(b), and, at the time of such termination, (i) (x) one or more of the conditions set forth in Section 7.1(d)(A) and Section 7.2(d)(A) have not been satisfied or waived, or (y) the conditions set forth in Section 7.1(e) and Section 7.2(e) have not been satisfied or waived as a result of an Order issued under the HSR Act being in effect that restrains or prohibits the consummation of the Transactions; (ii) all other conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than (aa) any such conditions that by their nature are to be satisfied at the Closing if such conditions would be satisfied were the Closing to occur at such time, (bb) the conditions in Section 7.1(d)(B), Section 7.2(d)(B), and Section 7.1(h) as it relates to Indiana or California Antitrust Laws, and (cc) if the principal cause of the failure to be satisfied of such condition(s) is the material breach by Buyer of any of its obligations under Article V)), or have been waived; and (iii) no material breach by any Seller Party of any of its obligations under Section 5.16 has been the principal cause of the failure to be satisfied of all or any of the conditions set forth in (x) Section 7.1(d)(A) and Section 7.2(d)(A), or (y) Section 7.1(e) and Section 7.2(e) as a result of an Order issued under the HSR Act being in effect that restrains or prohibits the consummation of the Transactions, then promptly, but in any event within five (5) Business Days after the date of such termination, the Buyer shall pay, in full and final satisfaction of, and as liquidated damages and an exclusive remedy with respect to, any and all Liability(ies) or loss(es) suffered by the Seller Group Members (including all Liability(ies) or loss(es) of any of such Persons for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or for any punitive, special, exemplary, indirect, consequential or incidental damages, or damages argued to be associated with lost profits or diminution in value) as a result of any breach of, or non-compliance with, any covenant agreement, representation or warranty in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated or otherwise related to, or connected to this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof) an amount in cash equal to $40,000,000 (the “Reverse Termination Fee” together with the Termination Fee, the “Buyer Termination Fees”) by wire transfer of immediately available funds to one or more accounts designated in writing by Res-Care.

(c) Following any termination of this Agreement in accordance with its terms, (i) payment of a Buyer Termination Fee in accordance with Section 6.3(a) or Section 6.3(b), as applicable, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort, through piercing of the corporate veil, by or through a claim by or on behalf of a party or another Person or otherwise) of the Seller Group Members against Buyer or its Affiliates for any losses, damages or Liabilities of any such Persons for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or for any punitive, special, exemplary, indirect, consequential or incidental damages, or damages argued to be associated with lost profits or diminution in value as a result of any breach of, or non-compliance with, any covenant agreement, representation or warranty in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated or otherwise related or connected to this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof), (ii) except for seeking payment of such Buyer Termination Fee if such Buyer Termination Fee is due and payable hereunder and payment of any reimbursement of costs and expenses pursuant to Section 5.22(f) hereunder, the Seller Group Members shall not be entitled to commence or pursue any Legal Proceeding against the Buyer or its Affiliates arising out of, or in connection with, this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (iii) except for payment of such Buyer Termination Fee if such Buyer Termination Fee is due and payable hereunder and payment of any reimbursement of costs and expenses to pursuant to Section 5.22(f) hereunder, none of the Buyer Group Members or any of their Affiliates, direct or indirect equityholders or Representatives shall have any further Liability or obligation relating to, or arising out of, this Agreement, the Debt Commitment Letter or the transactions contemplated by this Agreement (or the abandonment or termination thereof), and (iv) if any Seller Group Member receives any payments from Buyer or any of its Affiliates in respect of any breach of this Agreement, and thereafter Res-Care is entitled to receive any of the Buyer Termination Fees, the amount of such Buyer Termination Fee shall be reduced by the aggregate amount of any such prior payments made by Buyer or any of its Affiliates to any Seller Group Member. Notwithstanding anything to the contrary in this Agreement, under no circumstances will any Seller Group Member(s) be entitled to both (x) any monetary damages, including all or any portion of the Buyer Termination Fees, and (y) a grant of specific performance or other equitable remedies pursuant to Section 9.13. Each of the Buyer Termination Fees is inclusive of any Taxes and any recovery or collection costs. Without limiting the foregoing, and notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of the Buyer Group Members to Seller Group Members for monetary damages, Liability(ies) or loss(es) (including all Liability(ies) or loss(es) of any of such Persons for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or for any punitive, special, exemplary, indirect, consequential or incidental damages, or damages argued to be associated with lost profits or diminution in value), or other remedies in connection with this Agreement, the Debt Commitment Letter or the transactions contemplated hereby and thereby (or the abandonment or termination thereof) (other than the Seller Parties’ indemnification rights pursuant to Section 8.2(b) or any prior breach of the Confidentiality Agreement or Seller Parties’ rights to reimbursement of fees and expenses pursuant to Section 5.22(f)), including with respect to any breach or non-performance thereof or damages in lieu of a grant of specific performance or other equitable relief, shall be limited to an aggregate amount equal to the Reverse Termination Fee. Under no circumstances shall a Buyer Termination Fee be payable on more than one occasion nor shall a Buyer Termination Fee be payable in addition to any other remedy or damages (other than any prior breach of the Confidentiality Agreement or Seller Parties’ rights to reimbursement of fees and expenses pursuant to Section 5.22(f)). No Seller Party nor any other Person shall be entitled to collect, or seek to collect, all or any portion of both the Termination Fee and the Reverse Termination Fee.

(d) Buyer’s obligation to pay or cause to be paid the Buyer Termination Fees pursuant to Section 6.3 (if any) shall survive and remain in full force and effect and shall be enforceable by Res-Care, pursuant and subject to the limitations set forth in this Section 6.3, only for a period of ninety (90) days following termination of this Agreement (the “Final Termination Date”), at which such time such obligation shall terminate without any Liability to Buyer or its Affiliates, unless prior to the Final Termination Date Res-Care shall have commenced a Legal Proceeding in a court of competent jurisdiction in accordance with the terms hereof alleging amounts payable by Buyer to Res-Care in respect of the Buyer Termination Fees, in which case the Final Termination Date shall be automatically extended until the day that is five (5) Business Days immediately following a final, non-appealable resolution of such Legal Proceeding.

Article VII
CONDITIONS TO OBLIGATIONS TO CLOSE

Section 7.1. Conditions to Obligation of Buyer to Close. The obligation of Buyer to close the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived by Buyer, in Buyer’s sole discretion:

(a) (i) Each of the Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.2(d) and the first sentence of Section 3.3) of the Sellers and the Company Entities shall be true and correct in all material respects (read without giving effect to any qualifier as to materiality, “in all material respects” or “material”) as of the Agreement Date and as of the Closing Date as though made on and as of such date (except if any such representation and warranty is expressly stated to have been made as of a specific date, then instead, for such representation and warranty, as of such specific date), (ii) the representations and warranties set forth in Section 3.2(a) and Section 3.2(d) and the first sentence of Section 3.3 will be true and correct in all but de minimis respects (read without giving effect to any qualifier as to materiality, “in all material respects” or “material” or MAE) as of the Agreement Date and as of the Closing Date as though made on and as of such date (except if any such representation and warranty is expressly stated to have been made as of a specific date, then instead, for such representation and warranty, as of such specific date), and (iii) each representation and warranty in Article III (other than the Fundamental Representations) will be true and correct (read without giving effect to any qualifier as to materiality, “in all material respects” or “material” or MAE) as of the Agreement Date and as of the Closing Date as though made on and as of such date (except if any such representation and warranty is expressly stated to have been made as of a specific date, then instead, for such representation and warranty, as of such specific date), and in the case of this Section 7.1(a)(iii), except for any inaccuracy in any such representation or warranty that, individually or in the aggregate with any other such inaccuracy, has not had an MAE.

(b) Each Seller Party will have performed and complied with, in all material respects, all covenants, obligations and agreements required by this Agreement to be performed by it on or before the Closing Date.

(c) Res-Care will have delivered to Buyer a certificate from it, dated as of the Closing Date and executed by an officer of Res-Care, certifying with respect to the items in Section 7.1(a), Section 7.1(b) and Section 7.1(g).

(d) (A) With respect to the HSR Act, the applicable waiting period and clearances, if any, and any extension thereof, under the HSR Act (including any agreement with any Governmental Entity to delay or not consummate the Transactions) will have expired or been obtained or duly terminated; and (B) with respect to any Antitrust Law other than the HSR Act, the applicable Governmental Entity shall not have issued an Order under such Antitrust Law that prohibits the Closing to occur.

(e) No Order will be in effect that restrains or prohibits the consummation of the Transactions, and no Law has been enacted or promulgated by any Governmental Entity that prohibits the consummation of the Transactions.

(f) Each of the Seller Parties will have delivered (or caused to be delivered) to Buyer the deliveries set forth in Section 2.4(b).

(g) Since the date of this Agreement, no MAE shall have occurred.

(h) Buyer shall have received the consents and approvals set forth on Section 7.1(h) of the Disclosure Schedule.

(i) The Reorganization shall have been completed in accordance with Section 5.18 or otherwise as mutually agreed.

Section 7.2. Conditions to Obligation of the Seller Parties to Close. The obligation of the Seller Parties to close the Transactions is subject to the satisfaction of the following conditions, any one or more of which may be waived by Res-Care, in Res-Care’s sole discretion:

(a) (i) Each of the Fundamental Representations of Buyer shall be true and correct in all material respects (read without giving effect to any qualifier as to materiality, “in all material respects” or “material”) as of the Agreement Date and as of the Closing Date as though made on and as of the such date (except if any such representation and warranty is expressly stated to have been made as of a specific date, then instead, for such representation and warranty, as of such specific date), and (ii) each representation and warranty in Article IV (other than the Fundamental Representations) will be true and correct (read without giving effect to any qualifier as to materiality, “in all material respects” or “material”) as of the Agreement Date and as of the Closing Date as though made on and as of the such date (except if any such representation and warranty is expressly stated to have been made as of a specific date, then instead, for such representation and warranty, as of such specific date), and in the case of this (a)(ii), except for any inaccuracy in any such representation or warranty that, individually or in the aggregate with any other such inaccuracy, has not had and is not reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Transactions.

(b) Buyer will have performed and complied with, in all material respects, all covenants, obligations and agreements required by this Agreement to be performed by Buyer on or before the Closing Date.

(c) Buyer will have delivered to Res-Care a certificate of a duly authorized officer of Buyer, dated the Closing Date and executed by such officer, certifying with respect to the items in Section 7.2(a) and Section 7.2(b).

(d) (A) With respect to the HSR Act, the applicable waiting period and clearances, if any, under the Antitrust Laws (including any agreement with any Governmental Entity to delay or not consummate the Transactions) will have expired or been obtained or duly terminated; and (B) with respect to any Antitrust Law other than the HSR Act, the applicable Governmental Entity shall not have issued an Order under such Antitrust Law that prohibits the Closing to occur.

(e) No Order will be in effect that restrains or prohibits the consummation of the Transactions, and no Law has been enacted or promulgated by any Governmental Entity that prohibits the consummation of the Transactions.

(f) Buyer will have delivered (or caused to be delivered) to Res-Care the deliveries set forth in Section 2.4(a).

(g) Seller shall have received all pre-Closing Governmental Approvals for the healthcare licenses, enrollment, and other permits implicated by the Reorganization each of which is identified on Section 7.2(g) of the Disclosure Schedule (provided that Seller may update Section 7.2(g) of the Disclosure Schedule with additional healthcare licenses, enrollment, and other permits required for the Reorganization prior to Closing with the written consent of Buyer (not to be unreasonably withheld, conditioned or delayed)).

Article VIII
NO SURVIVAL; INDEMNIFICATION

Section 8.1. No Survival. None of the representations and warranties made in this Agreement or any Transaction Document shall survive the Closing Date (except in respect of Fraud), and thereafter there shall be no Liability on the part of, nor shall any claim be made against, any Party hereto or any of their respective Affiliates (except in respect of Fraud in respect thereto), and in no event against their respective directors, officers, employees or Representatives. The covenants and agreements of the Parties in this Agreement that contemplate performance on or prior to the Closing shall expire upon the Closing and, after the Closing, there shall be no Liability on the part of, nor shall any claim be made against, any Party or any of their respective Affiliates in respect of any covenant or agreement that does not contemplate performance after the Closing except as set forth in this Article VIII. The covenants and agreements of the Parties contained in this Agreement that contemplate performance following the Closing (each such covenant, a “Post-Closing Covenant”) shall survive the Closing until the date explicitly specified therein or, if not so specified, for the applicable statute of limitations for the underlying subject matter thereof (and not for breach of Contract generally) (for the avoidance of doubt, the covenants and agreements contained in Section 5.14 and Section 5.17 shall survive the Closing). The indemnification obligation set forth in Section 8.2 shall survive the Closing. Notwithstanding the foregoing, this Article VIII and Section 8.3 shall not limit any claim or recovery available to Buyer or its Affiliates pursuant to the R&W Insurance Policy.

Section 8.2. Indemnification.

(a) Indemnification of Buyer Indemnified Parties. Subject to the terms, conditions and limitations provided herein, from and after the Closing, the Seller Parties shall indemnify the Buyer and its Affiliates (including the Purchased Entities) and each of their respective Representatives (collectively, the “Buyer Indemnified Parties”) and save and hold each of them harmless against, and pay on behalf of or reimburse such Buyer Indemnified Parties as and when incurred, for any Damages which any Buyer Indemnified Party may suffer, sustain, or become subject to (regardless of whether or not such Damages relate to a Third-Party Claim and including, for the avoidance of doubt, Damages related to claims between or among the Parties), as a result of, in connection with, arising from, relating to or by virtue of: (i) any Excluded Asset or Excluded Liability, (ii) any Indemnified Taxes, (iii) any breach of any Post-Closing Covenants, or (iv) any matter set forth in Exhibit O (the “Specific Indemnity Matters”); provided that, notwithstanding anything herein to the contrary, the maximum aggregate amount of all Damages from Specific Indemnity Matters for which Res-Care or the Seller Parties shall be liable for pursuant to Section 8.2(a)(iv) shall not exceed the respective caps applicable to each obligation identified on Exhibit O.

(b) Indemnification of Seller Indemnified Parties. From and after the Closing, and subject to the limits set forth in this Article VIII, Buyer shall indemnify the Seller Parties, their respective Affiliates, and their respective Representatives (collectively, the “Seller Indemnified Parties”) and save and hold each of them harmless against, and pay on behalf of or reimburse such Seller Indemnified Parties as and when incurred, for any Damages which any Seller Indemnified Party may suffer, sustain or become subject to (regardless of whether or not such Damages relate to any Third-Party Claim and including, for the avoidance of doubt, Damages related to claims between or among the Parties), as a result of, in connection with, arising from, relating to or by virtue of: (i) any MEWA Issues, or (ii) any Assumed Liability or any breach of any covenant or other agreement of Buyer contained in this Agreement that survives the Closing. For the avoidance of doubt, to the extent any Liabilities or Damages arise out of or relate to the inclusion of Transferred Employees in a Plan, the Seller shall use reasonable best efforts to mitigate such Liabilities and Damages.

(c) Assignment of Claims. With respect to each indemnification obligation contained in this Section 8.2, all Damages shall be reduced by (i) any third-party insurance proceeds actually received covering any of the Damages that are the subject to the claim for indemnity, (ii) any amounts recovered from other collateral sources (such as reimbursement proceeds or contractual indemnities of any Person which are contained outside of this Agreement), and (iii) the reduction in cash Taxes realized (as determined on a with and without basis) by the Indemnified Party on account of such Damages in the taxable year in which such Damages are incurred (it being agreed that if such proceeds in respect of such facts are actually recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Damages would have reduced the Indemnifying Party’s indemnification obligations); provided that, in no case shall any Indemnified Party be required to provide its Tax Returns to any Indemnifying Party in connection with the determination of such reduction in cash Taxes. No Damages shall be reduced by the amount of any deductible under any third-party insurance and the amount of any such deductible shall be borne by the Indemnifying Party (other than the retention under the R&W Insurance Policy in respect of Tax Claims under the R&W Insurance Policy, which shall be borne fifty percent (50%) by the Seller Indemnified Parties and fifty percent (50%) by the Buyer Indemnified Parties (with the Buyer Indemnified Parties being responsible for the first fifty percent (50%) of such deductible under the R&W Insurance Policy). In the event any Damages are recoverable under third-party insurance policies (including the R&W Insurance Policy), the Buyer Indemnified Parties shall use reasonable best efforts to pursue recovery of such Damages under such third-party insurance policies (including, without limitation, the R&W Insurance Policy), except in the case of Fraud.

(d) Manner of Payment.

(i) Except as otherwise provided herein, any indemnification of the Buyer Indemnified Parties or the Seller Indemnified Parties pursuant to this Section 8.2, shall be effected by wire transfer of immediately available funds from the Seller Parties or Buyer, as the case may be, to the account or accounts designated by the applicable Buyer Indemnified Party or the applicable Seller Indemnified Party, as the case may be, within five (5) days after the determination thereof. For the avoidance of doubt, no Damages shall be recovered or recoverable directly from any Seller Party pursuant to Section 8.2(a) in excess of the caps applicable to each obligation identified on Exhibit O.

(ii) All indemnification payments under this Section 8.2 shall be deemed adjustments to the Purchase Price for all Tax purposes, unless otherwise required by Law.

(e) Defense of Third-Party Claims. Except as otherwise provided in any Transaction Document (other than this Agreement), any Person making a claim for indemnification under this Section 8.2 (the “Indemnified Party”) shall notify the indemnifying party (the “Indemnifying Party”) of the pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party) (such claim being a “Third Party Claim”), describing in reasonable detail the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, however, that (i) the Indemnified Party shall not be required to notify the Indemnifying Party of any matter set forth in the Disclosure Schedule or in Exhibit O, and (ii) the failure to so notify an Indemnifying Party shall not release the Indemnifying Party from any of its obligations under this Article VIII, except to the extent that such failure shall have caused the damages for which the Indemnifying Party is obligated to be greater than such damages would have been had the Indemnified Party given the Indemnifying Party prompt notice hereunder. Any Indemnifying Party shall be entitled to participate in the defense of such Legal Proceeding giving rise to an Indemnified Party’s claim for indemnification at such Indemnifying Party’s expense, and at its option (subject to the limitations set forth in this Section 8.2(e)) shall be entitled to assume the defense thereof by appointing a recognized and reputable counsel acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided, that prior to the Indemnifying Party assuming control of such defense it shall first verify to the Indemnified Party in writing that such Indemnifying Party shall provide indemnification for all Damages relating to such Third Party Claim subject only to the applicable monetary limitations set forth in this Article VIII; and provided, further, that:

(i) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose; provided, that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party, and except that the Indemnifying Party shall pay all of the fees and expenses of such separate counsel if the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party);

(ii) the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (1) the Third Party Claim relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation; (2) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such Third Party Claim would be materially detrimental to or injure the Indemnified Party’s reputation or future business prospects; (3) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party; (4) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (5) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third Party Claim; (6) the Indemnified Party reasonably believes that the Damages relating to such Third Party Claim would exceed the maximum amount that the Indemnified Party could then be entitled to recover under the applicable provisions of this Article VIII; provided, that Res-Care shall control of the defense of the Designated Matter; provided, further, that if a proposed resolution or settlement of the Designated Matter should result in any restriction, modification or adverse impact to any of the Healthcare

Permits of Buyer or its Affiliates after the Closing or to Buyer’s or its Affiliates’ ownership or operation of the Business following the Closing (including any non-monetary penalties or restrictions imposed that would be binding upon Buyer or its Affiliates following the Closing), Res-Care shall obtain the written consent of Buyer to so settle or resolve the Designated Matter, which such consent shall be given or withheld in Buyer’s sole discretion; and

(iii) if the Indemnifying Party shall control the defense of any such Third Party Claim, the Indemnifying Party shall (A) keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to such Third-Party Claim, and (B) obtain the consent of the Indemnified Party to any settlement or compromise unless in such settlement or compromise (1) the Indemnifying Party will pay the settlement or compromise amount in full and no monetary obligation, condition or remedy shall be imposed on the Indemnified Party or its Affiliates or Representatives, (2) no non-monetary obligation, condition or remedy shall be imposed on the Indemnified Party or its Affiliates or Representatives, (iii) the settlement or compromise will not result in and will not reasonably be expected to result in an adverse effect on the business of the Indemnified Party or its Affiliates or Representatives, (iv) there shall be no admission of fault or liability required by Indemnified Party or its Affiliates or Representatives, (v) the settlement or compromise shall contain a full release of the Indemnified Party and its Affiliates and Representatives from any claims and liabilities related to such claim and dismissal of any pending claims, and (vi) the settlement or compromise shall be confidential and prohibit public statements regarding the Indemnified Party or its Affiliates or Representatives related to the settlement or claims.

(iv) Notwithstanding anything in this Section 8.2(f) to the contrary, in the event that there is a conflict between the rights of the Seller Parties under this Section 8.2(f) to control the defense of a Third Party Claim and the rights of insurers under the R&W Insurance Policy or any other insurance policy of the Seller Parties or any of their respective Affiliates to control the defense of such claim, the rights of the insurers will prevail.

(v) For avoidance of doubt, Section 5.5(f) (and not this Section 8.2(e)) shall apply with respect to any Third Party Claims related to Taxes.

(f) Mitigation. Each Indemnified Party shall, and shall cause its Affiliates to, use its reasonable best efforts to mitigate any indemnifiable Damages, in each case (except as provided in the last sentence of Section 8.2(b)), to the extent required by applicable Law. In the event an Indemnified Party fails to so mitigate an indemnifiable Damage, the Indemnifying Party shall have no liability for any portion of such Damage that reasonably could have been avoided had the Indemnified Party made such efforts.

Section 8.3. Exclusive Remedy; Other Limitations.

(a) The sole and exclusive remedies prior to the Closing with respect to this Agreement and the Transactions (except with respect to a prior breach of the Confidentiality Agreement), regardless of the legal theory under which such Liability may be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, will be limited to (i) terminating this Agreement pursuant to Article VI, in which event the Parties will have the rights with respect thereto as provided for in Article VI, and (ii) seeking specific performance pursuant to Section 9.13. From and after the Closing, the sole and exclusive remedies with respect to the matters set forth in Section 8.2(a) and Section 8.2(b), as applicable, shall be pursuant to the indemnification provisions and limitations set forth in Article VIII. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, nothing in this Agreement (or elsewhere) shall limit, prejudice or restrict any Party’s rights, remedies, recourse or ability to maintain or recover any amounts (x) in the case of Fraud, or (y) under any Transaction Document (other than this Agreement, the Bill of Sale and the certificates delivered pursuant to this Agreement).

(b) In furtherance of the foregoing, effective as of the Closing, Buyer shall, and shall cause its Affiliates (including, following the Closing, the Company Entities) and Representatives, and their respective Affiliates, Representatives, successors and assigns to (x) fully and unconditionally waive and release, to the fullest extent permitted under applicable Law, the Seller Parties and their Affiliates (including, prior to the Closing, the Company Entities) and their respective current or former directors, managers, officers, employees, Representatives, current or former members, direct or indirect owners, shareholders, agents, attorneys, insurers, predecessors, successors, affiliates, parent entities, subsidiaries, heirs and assigns (the “Seller Released Parties”) from and against any and all actions, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims, obligations and demands whatsoever whether in law or equity which they may have against each of the Seller Released Parties, now or in the future, whether known or unknown, whether in law or in equity, in each case in respect of any cause, matter or thing relating to the Purchased Entities, the Business, the Purchased Assets, the Assumed Liabilities or any actions taken or failed to be taken by any of the Seller Released Parties in any capacity related to the Transactions contemplated hereunder or the Purchased Entities, the Business, the Purchased Assets or the Assumed Liabilities occurring or arising on or prior to the Closing Date (the “Buyer Released Claims”), and (y) irrevocably covenant to refrain from, directly or indirectly, asserting any Buyer Released Claims against any Seller Released Party; provided, however, that this release shall not apply to (i) Fraud, (ii) covenants and agreements required to be complied with or fulfilled by a Seller Party following the Closing, (iii) any rights or claims set forth in or contemplated by this Agreement or any other Transaction Document, (iv) any rights to indemnification or exculpation provided for in the Governing Documents or any Company Entity, or claims with respect thereto, or (v) claims under any insurance policy of or covering the Company Entities or Purchased Assets. Buyer represents to each Seller Party as of the Closing that neither it nor any of its Affiliates has assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Buyer Released Claim against a Seller Released Party. This Section 8.3(b) shall survive the Closing and shall be a Post-Closing Covenant.

(c) Notwithstanding anything herein to the contrary, Buyer Indemnified Parties shall not be entitled to recover any Damages to the extent such Damage was specifically included in Closing Indebtedness or as a current liability in Net Working Capital, in each case, as finally determined hereunder.

(d) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE PARTIES ACKNOWLEDGE AND AGREE THAT, FROM AND AFTER THE CLOSING, EXCEPT IN THE CASE OF FRAUD, THE SOLE RECOURSE OF BUYER OR ANY BUYER INDEMNIFIED PARTY FOR BREACH OF ANY CLAIMS, BREACH OF ANY REPRESENTATION OR WARRANTY OF RES-CARE OR ANY SELLER PARTY SET FORTH IN THIS AGREEMENT SHALL BE TO MAKE A CLAIM AGAINST THE R&W INSURANCE POLICY (IT BEING UNDERSTOOD THAT BUYER’S FAILURE TO OBTAIN ANY R&W INSURANCE POLICY SHALL NOT ALTER THE FOREGOING). FOR PURPOSES OF CLARITY, NOTHING IN THIS Section 8.3(d) SHALL LIMIT THE BUYER INDEMNIFIED PARTY’S RIGHT TO INDEMNIFICATION IN RESPECT OF THE SPECIFIC INDEMNITY MATTERS OR OTHER MATTERS INDEMNIFIED IN SECTION 8.2(A).

(e) No Party shall be entitled to (i) recover any Damage more than once in respect of any claim, or (ii) otherwise obtain reimbursement or restitution more than once with respect to any claim hereunder, in each case of clauses (i) and (ii), only to the extent of the amount previously recovered.

Section 8.4. No Other Representations and Warranties; Non-Reliance; Non-Recourse.

(a) Buyer acknowledges and agrees that, except for the Sell-Side Representations, none of the Seller Parties, Company Entities or any other Person makes any express or implied representation or warranty hereunder with respect to the Company Entities, Seller Parties or their respective businesses (including the Business), assets (including the Purchased Assets), operations, Liabilities (including the Assumed Liabilities), condition (financial or otherwise) or prospects, and the Seller Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing, Buyer acknowledges and agrees that except for the Sell-Side Representations, none of the Seller Parties, Company Entities or any other Person makes or has made any representation or warranty hereunder to Buyer or its Affiliates or any of their respective representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company Entities, the Business, the Seller Parties, their Affiliates or any of the Purchased Assets or Assumed Liabilities, or (ii) any oral or written information furnished or made available to Buyer, its Affiliates or any of their respective representatives in the course of their due diligence investigation of the Purchased Assets, Assumed Liabilities, Company Entities or the Business, the negotiation of this Agreement or the Transaction Documents or the consummation of the Transactions or the transactions contemplated thereby, including the accuracy, completeness or currency thereof, and none of the Company Entities, Seller Parties or any other Person shall have any Liability to Buyer or any other Person in respect of such information, including any subsequent use of such information, except in the case of Fraud.

(b) Buyer acknowledges and agrees that (i) Buyer has conducted its own independent investigation of the Transactions (including businesses, assets, employees, permits, Liabilities, operations, prospects, condition (financial or otherwise) or any projections of the Business or Seller Parties or their Affiliates (including the Company Entities)) and, in making its determination to enter into this Agreement and the other Transaction Documents and to proceed with the Transactions, has relied on the results of such independent investigation and the Sell-Side Representations; and (ii) except for the Sell-Side Representations, Buyer has not relied on, or been induced by, any representation, warranty, or other statement of or on behalf of any Seller Party or any of their Affiliates (including any Company Entity), or any of their respective representatives or direct or indirect equity holders or any other Person, in making its determination to enter into this Agreement and the other Transaction Documents and to proceed with the Transactions.

(c) This Agreement may only be enforced against, and any claim or other Legal Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties to this Agreement. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any Party or of any Affiliate of any Party, or any of their successors or assigns, shall have any Liability for any obligations or Liabilities of any Party under this Agreement or for any claim or other Legal Proceeding based on, in respect of or by reason of the Transactions.

Article IX
MISCELLANEOUS

Section 9.1. Fees and Expenses. Unless otherwise specifically provided pursuant to this Agreement, all Expenses incurred in connection with this Agreement, and the Transactions or any other transaction contemplated under another Transaction Document shall be paid by the Party incurring such Expenses, including, with respect to the Seller Parties, the Transaction Expenses, which shall be paid and discharged in full by the Seller Parties.

Section 9.2. Entire Agreement; Amendment; Assignment.

(a) This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between or among the Parties with respect to the subject matter hereof.

(b) This Agreement may not be amended, supplemented, or otherwise modified except by an instrument in writing executed by Buyer and Res-Care. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(c) No Party may assign this Agreement, nor any of the rights, interests or obligations hereunder, by operation of Law (including by merger or consolidation) or otherwise, without the prior written consent of the other Parties hereto; provided, that Buyer may assign or transfer any and all of its rights, interests and obligations under this Agreement or any Transaction Document to any (i) of one or more of its Affiliates; (ii) a third-party acquiror of Buyer; or (iii) for collateral security purposes to any Persons providing financing to Buyer or any of its Subsidiaries pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise as a collateral in respect of such financing); but, in each case, no such assignment shall relieve Buyer of any of its obligations hereunder.

(d) Any assignment in contravention of the foregoing shall be void.

Section 9.3. Waiver. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless it is in a writing signed by the other Party, (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 9.4. Notices. All notices, requests, demands, waivers, instructions or other documents or communications required or permitted to be given under this Agreement shall be in writing and shall be deemed effectively given only (a) when personally delivered, (b) confirmed delivery by a standard overnight carrier, (c) the day of transmission if delivered before 5:00 p.m. local time of the recipient on a Business Day, or the first (1st) Business Day following transmission if not transmitted before 5:00 p.m. local time of the recipient on a Business Day, via email to the email addresses below so long as the sender does not receive an auto reply from recipient’s email server indicating the recipient did not receive the email, or (d) three (3) Business Days after deposit in the United States mail by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a Party as shall be specified by notice given hereunder):

If to Buyer:	National Mentor Holdings, Inc. c/o Sevita 6600 France Avenue S Edina MN 55435 Attn: General Counsel Email: *****

with a copy to (which shall not constitute notice):	Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654 Attn: Mark A. Fennell, P.C. Peter Martelli, P.C. Justin L. Joffe Josephine S. Bae Facsimile: ***** Email: *****
If to any Seller Party:	BrightSpring Health Services 805 N. Whittington Pkwy Louisville, KY 40222 Attn: Chris Consalus, SVP of Development Email: *****
with a copy to (which shall not constitute notice):	Polsinelli PC 7676 Forsyth Blvd., Suite 800 St. Louis, MO 63105 Attn: Andrew J. Voss Attn: Peter J. Eggers Email: *****

Notice given by a Party’s counsel shall be considered notice given by that Party.

Section 9.5. Governing Law; Waiver of Jury Trial. The Parties agree that all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the performance of the obligations hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware, excluding any rule or principle that might refer the governance or the construction of this Agreement to the Laws of another jurisdiction. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.5.

Section 9.6. Divisions and Headings. The division of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

Section 9.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement other than the third party rights under Section 5.9, Section 8.2(a), Section 8.2(b), and Section 8.4.

Section 9.8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 9.9. Consent to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE STATE COURTS OF DELAWARE OR ANY FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF DELAWARE, WITH RESPECT TO ANY AND ALL CLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER SOUNDING IN TORT OR CONTRACT, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, (A) THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS, (B) THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE, OR (C) THAT THE INTERNAL LAWS OF THE STATE OF DELAWARE DO NOT GOVERN THE VALIDITY, INTERPRETATION OR EFFECT OF THIS AGREEMENT, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL DISPUTES WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A STATE OR FEDERAL COURT; PROVIDED, THAT EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUCH LEGAL PROCEEDING SHALL BE CONCLUSIVE AND MAY BE BROUGHT IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MATTER PROVIDED BY LAW. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREES THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN Section 9.4, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

Section 9.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by e-mail transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by e-mail shall be deemed to be their original signatures for any purposes whatsoever.

Section 9.11. Interpretation.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “or” is not exclusive. When calculating a period of time, the day that is the initial reference day in calculating such period will be excluded and, if the last day of such period is not a Business Day, such period will end on the next day that is a Business Day. All terms defined in this Agreement shall have the defined meanings contained herein when used in any other Transaction Document or certificate or other document delivered pursuant to Section 2.4 unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns contained in this Agreement encompass the masculine as well as to the feminine and neuter genders of such terms. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as amended, qualified or supplemented as of the applicable time, including (in the case of Contracts and instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The reference to “$” or “Dollars” shall be United States Dollars. Whenever the phrase “made available,” “delivered” or words of similar import are used in reference to a document, it shall mean the document was delivered to Buyer or its Representatives prior to, or made available for viewing by Buyer or its Representatives in the Project Red electronic data room hosted by Intralinks, as that site existed as of 12:01 a.m. New York City, New York time on the day that is one (1) Business Day immediately prior to the date of this Agreement. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, each representation and warranty in this Agreement is given independent effect so that if a particular representation and warranty proves to be incorrect or breached, the fact that another representation and warranty concerning the same or similar subject matters is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(c) Nothing in this Agreement shall be construed to abridge individual rights to choose a provider of services pursuant to 1902(a)23 of the Social Security Act and accompanying regulations.

Section 9.12. Time of Essence. Time is of the essence in the performance of this Agreement.

Section 9.13. Specific Performance.

(a) Subject to Section 9.13(b), the Parties acknowledge that, in view of the uniqueness of the Transactions, each Party would not have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other Party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled at Law or in equity. Subject to Section 9.13(b), each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to specifically enforce the terms and provisions of this Agreement on the basis that (a) the other Parties have an adequate remedy at law, or (b) an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, equity or otherwise. Any Party seeking an injunction or other Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction or Order.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Seller Parties shall be entitled to specific performance of Buyer’s obligations to cause the Purchase Funds to be paid and to consummate the Transactions, only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 7.1 have been satisfied, or have been waived as of the time of the Closing should have occurred pursuant to the terms of this Agreement (other than those conditions that require deliveries or are tested at the time of Closing, which conditions would have been satisfied if the Closing had occurred at such time), (ii) Res-Care has irrevocably confirmed by written notice to Buyer that (A) all of the conditions to Buyer’s obligation to consummate the Closing have been satisfied or waived, and (B) all of the conditions to the Seller Parties’ obligation to consummate the Closing have been satisfied or waived (other than those conditions that require deliveries or are tested at the time of the Closing, which conditions could have been satisfied if the Closing had occurred at such time) and the Seller Parties are ready, willing and able to consummate the Closing, (iii) Buyer fails to consummate the Closing within three (3) Business Days following the delivery of such confirmation, and (iv) the Debt Financing has been funded or will be funded at the Closing if the necessary Buyer Available Cash is funded at the Closing; provided, that such conditions in Section 7.1 remain satisfied and such confirmation remains in full force and effect as of the close of business on such third (3rd) Business Day. Without limiting the foregoing, in the event that the Debt Financing has not been funded and will not be funded at the Closing even if the necessary Buyer Available Cash is available to be funded at Closing, the Seller Parties shall not be entitled to enforce specifically Buyer’s obligation to cause the necessary Buyer Available Cash to be funded or to complete the Transactions, subject in all respects to Seller’s right to terminate the Agreement pursuant to Section 6.1 hereof and pursue receipt of Buyer Termination Fees under Section 6.3 hereof.

Section 9.14. Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege.

(a) Effective as of the Closing, Buyer hereby waives and agrees not to assert, and Buyer agrees to cause each Company Entity to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing of Res-Care, any of its Affiliates or any officer, employee or director of Res-Care or any of their Affiliates (any such Person, a “Designated Person”) in any matter involving the process of selling the Company Entities or the Purchased Assets, including arising out of or relating to this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any Transaction or a transaction contemplated pursuant to another Transaction Document (including any litigation, arbitration, mediation or other proceeding and including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof) by Polsinelli PC, Barnes & Thornburg LLP, Gibson, Dunn & Crutcher LLP, or Vice Cox & Townsend PLLC in connection with the Transactions or any agreement, certificate, instrument or other document executed or delivered pursuant to the Transaction Documents or any Transaction or other transaction contemplated thereby (including the consideration, pursuit, negotiation, execution or performance hereof or thereof) (such legal counsel, the “Current Counsel,” and such representation, the “Current Representation”).

(b) Effective as of the Closing, Buyer hereby agrees not to control or assert, and Buyer agrees to cause each Company Entity not to control or assert, any attorney-client privilege, work product protection or other similar legal privilege or protection applicable to any privileged communication between any Current Counsel and any Designated Person arising from or relating to the Current Representation (the “Privileged Communications”), including in connection with a dispute with Buyer or any of its Affiliates (including, after the Closing Date, the Company Entities), it being the intention of the Parties that all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar legal privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Designated Person. Current Counsel shall have no duty whatsoever to reveal or disclose any Privileged Communications to Buyer or any of its Affiliates (including, after the Closing Date, the Company Entities) by reason of any attorney-client relationship between Current Counsel to Res-Care, Sellers or their Affiliates and the Company Entities or otherwise. Further, Buyer, together with any of its Affiliates (including the Company Entities), successors, or assigns, hereby agrees that it may not publicly use the Privileged Communications after the Closing Date in any action or claim on or after the Closing Date against or involving any Seller Party or their Affiliates. Each Party hereto will reasonably cooperate to ensure that any privilege or protection relating to the Current Representation will survive the Closing, remain in effect, and be assigned to and controlled by Res-Care. Notwithstanding the foregoing, (i) the provisions set forth in this Section 9.14 shall not apply to the extent any applicable privilege has been waived or determined to be inapplicable by a court of competent jurisdiction, and (ii) in the event a dispute arises between Buyer or any of the Company Entities and a third party (other than a Party to this Agreement or any of their respective Affiliates) after the Closing, Buyer (including on behalf of any of the Company Entities) may assert the attorney-client privilege to prevent disclosure of attorney-client or work product protected communications by Current Counsel to such third party (provided, however, that neither Buyer nor any Company Entity may waive such privilege without the prior written consent of Res-Care).

Section 9.15. Disclosure Schedule. The Disclosure Schedule has been prepared to correspond to and qualify specific numbered paragraphs of sections as set forth therein; provided, however, that any disclosure in the Disclosure Schedule corresponding to and qualifying a specific numbered paragraph or section hereof shall be deemed to correspond to and qualify any other numbered paragraph or section of this Agreement to the extent the relevance of such disclosure to such other paragraph or section is reasonably apparent on the face of such disclosure. Certain information set forth in the Disclosure Schedule is included solely for informational purposes, is not an admission of Liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between or among the Parties as to whether any obligation, item, or matter not described herein or included in any Disclosure Schedule is or is not material for purposes of this Agreement.

Section 9.16. Appointment as Agents. Each Seller hereby irrevocably constitutes and appoints Res-Care as such Person’s agent, attorney-in-fact and representative, with full power to do any and all things on behalf of such Person, and to take any action required or contemplated to be taken by such Person or Res-Care, under this Agreement, any other Transaction Document or in connection with any transaction contemplated herein or therein, including receipt of any notice or service of process in connection with any claim under this Agreement (which will be deemed delivered or served upon each Seller upon delivery to Res-Care). Res-Care hereby accepts such appointment. Each such Seller will be bound by all actions taken by Res-Care in such capacity regarding this Agreement, any Transaction Document or in connection with any transaction contemplated herein or therein. Res-Care will have authority to (a) execute and deliver to Buyer or any other Person on behalf of any or all of such Sellers any and all instruments, certificates, documents and agreements called for by this Agreement or any Transaction Document and the transactions contemplated hereby and thereby, (b) resolve any issues related to the determination of any Post-Closing Adjustment Amount, and (c) agree to, negotiate, enter into settlements and compromises of, and comply with arbitration awards and court Orders with respect to, any dispute relating to this Agreement or the Transactions. Buyer will at all times be entitled to rely upon any communication with Res-Care (including any document or other writing executed by Res-Care) as being binding upon each such Seller, and Buyer will not be liable to Res-Care or any of its Subsidiaries for any such reliance. Each such Seller agrees to take any further action required by applicable Law to effect the appointment set forth in this Section 9.16.

Section 9.17. Buyer Representations.

(a) The Seller Parties acknowledge and agree that, except for the representations set forth in Article IV, Buyer does not make any express or implied representation or warranty with respect to Buyer or its business, and Buyer hereby disclaims any such other representations or warranties.

(b) Each of the Seller Parties acknowledges and agrees that (i) such Seller Party has conducted its own independent investigation of the Transactions and, in making its determination to enter into this Agreement and the other Transaction Documents and to proceed with the Transactions, has relied on the results of such independent investigation and the representations set forth in Article IV; and (ii) except for the representations set forth in Article IV, such Seller Party has not relied on, or been induced by, any representation, warranty, or other statement of or on behalf of Buyer or any of its Affiliates, or any of their respective representatives or direct or indirect equity holders or any other Person, in making its determination to enter into this Agreement and the other Transaction Documents and to proceed with the Transactions.

Section 9.18. Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of the Seller Parties on behalf of itself, and on behalf of any of their respective successors, heirs or representatives and each of its controlled Affiliates, including prior to the Closing the Company Entities (but not any of Buyer or any of Buyer’s Affiliates) hereby: agrees that any legal proceeding brought against the Debt Financing Source Related Parties, arising out of or relating to this Agreement or the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and irrevocably submits itself and its property with respect to any such proceedings to the exclusive jurisdiction of such court; agrees that any such proceeding (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any Debt Financing Document related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the governing laws of this Agreement)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction); agrees not to bring or support, or permit (to the extent in its control) any of its respective successors, heirs or representatives, any Company Entity or any of their respective controlled Affiliates to bring or support any legal proceeding against any Debt Financing Source Related Party in any way arising out of or relating to this Agreement, the Debt Financing, any Debt Commitment Letter, thereby or the performance of any services thereunder in any forum other than in of any federal or state court in the Borough of Manhattan, New York, New York; irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceedings in any such court; knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable law, trial by jury in any proceedings brought against the Debt Financing Source Related Parties in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; agrees that none of the Debt Financing Source Related Parties will have any liability to any Seller Party on behalf of itself, and any of their respective successors, heirs or representatives and each of its controlled Affiliates (but not any of Buyer or any of Buyer’s Affiliates or, after Closing, the Company Entities), and hereby waives any rights or claims against any Debt Financing Source Related Party, in each case, relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; provided, that, notwithstanding the foregoing, nothing herein shall affect the rights and/or claims of Buyer or any of the Buyer’s Affiliates or, following the Closing, the Company Entities, against the Debt Financing Source Related Parties with respect to the Debt Financing, any Debt Financing Document, the Debt Commitment Letter, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; agrees that the Buyer may collaterally assign its rights and obligations hereunder (while remaining liable for all of their obligations hereunder) to the Debt Financing Sources pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing; and agrees that the Debt Financing Source Related Parties are express third party beneficiaries of, and may enforce any of the provisions in this Agreement reflecting the foregoing agreements in this Section 9.18 and the definitions of “Debt Financing Sources” and “Debt Financing Source Related Parties” (and any other provision of this Agreement to the extent an amendment of such provision would modify the substance of such Sections and/or provisions), in each case shall not be amended in any way material and adverse to the Debt Financing Sources party to the Debt Commitment Letter without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter to the extent expressly required pursuant to the terms of the Debt Commitment Letter.

[Remainder of page intentionally left black; signature pages follow]

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement or caused this Agreement to be duly executed on its behalf as of the day and year first above written.

BUYER:

NATIONAL MENTOR HOLDINGS, INC.

By: /s/ Philip Kaufman

Name: Philip Kaufman

Title: Authorized Officer

Signature Page to Purchase Agreement

SELLER GUARANTOR:

BrightSpring Health Services, Inc., solely for purposes of Section 5.24.

By: /s/ Jon Rousseau

Name: Jon Rousseau

Title: President and Chief Executive Officer

SELLERS (OTHER THAN RES-CARE):

CNC/Access, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

Community Alternatives Illinois, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

Res-Care Florida, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

Res-Care Kansas, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

Res-Care Oklahoma, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

RES-CARE:

Res-Care, Inc.

By: /s/ Jon Rousseau

Name: Jon Rousseau

Title: President and Chief Executive Officer

Res-Care Premier, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

ResCare Residential Services, Inc.

By: /s/ James F. Mattingly, Jr.

Name: James F. Mattingly, Jr.

Title: Treasurer

Res-Care Washington, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

ResCare Residential Services Central, LLC

By: /s/ James F. Mattingly, Jr.

Name: James F. Mattingly, Jr.

Title: Treasurer

SpringHealth Integrated Care, Inc.

By: /s/ Jennifer A. Phipps

Name: Jennifer A. Phipps

Title: Treasurer

Signature Page to Purchase Agreement